Form 10-K, Exhibit 13
BURR BROWN CORP
filed 1995-03-29
CIK 715577

BURR-BROWN CORPORATION

                       1994 ANNUAL REPORT

CORPORATE PROFILE

Burr-Brown Corporation is a leading supplier of high performance analog and mixed signal integrated circuits for use in data conversion and signal condi-tioning applications throughout the world.

COMPANY FACTS
   -  Founded in 1956
   -  Corporate headquarters: Tucson, AZ
   -  1825 employees
   -  1000+ products
   - Manufacturing and technical facilities: Tucson, Arizona; Atsugi, Japan; Livingston, Scotland
   - 6 North American direct sales offices, 126 sales representatives in 170+ locations
   - International sales and distribution subsidiaries in France, Germany, Italy, Japan, the Netherlands, Switzerland and the United Kingdom; 26 sales representatives throughout the rest of the world
   -  Over 200 sales and service staff worldwide

BURR-BROWN PRODUCTS
   -  Precision operational, instrumentation, power, and isolation amplifiers
   -  Data converters, D/As and A/Ds
   -  Optoelectronics sensor amplifiers
   -  High performance digital audio D/As
   -  General purpose analog circuit functions

BURR-BROWN MARKETS
   -  Industrial control and automation for factories and laboratories
   -  Precision test and measurement equipment
   -  Telecommunications systems
   -  Medical and scientific instrumentation
   -  Medical imaging
   -  Digital audio and multi-media
   -  Electronic musical instruments and professional audio equipment
   -  Computers and peripherals

FINANCIAL HIGHLIGHTS

       (Amounts in thousands)           1994        1993        1992
       _______________________________________________________________
       Net Revenues                   $194,196    $168,577    $162,949
       Net Income                       $6,465      $2,817        $998
       Net Bookings                   $204,155    $170,321    $162,369


                          (pie chart goes here)
                             SALES BY REGION
                             _______________
                             Europe      30%
                             N. America  38%
                             Asia        32%

(bar chart goes here)                                (bar chart goes here)
 EARNINGS PER SHARE                                          SALES
 __________________                                   ___________________
 1992         $0.10                                   1992          $163M
 1993         $0.29                                   1993          $169M
 1994         $0.67                                   1994          $194M

To Our Shareholders

OVERVIEW
During 1994 significant progress was made. Our revenue grew over 15% while net income improved 129% relative to 1993. Consequently, earnings per share improved from $0.29 for 1993 to $0.67 for 1994. Concurrent with these financial results, we have refocused business strategies and have realigned organizational structures to emphasize our core competencies in developing, manufacturing, and marketing analog and mixed signal integrated circuit products for real-time signal processing. Accordingly, the business is better positioned to address very attractive growth opportunities and provide increas-ingly higher value products to our customers.

FINANCIAL PERFORMANCE
Bookings and revenues achieved record levels for the year at $204M and $194M, which represented an improvement of 20% and 15%, respectively. Equally encouraging, healthy growth was realized in all three major markets: Europe, Asia, and North America. Operating profit grew to $10.5M, 35% greater than 1993, while net income improved 129% to $6.5M. The higher rate improvement in net income compared to operating profit was primarily due to a reduction in interest cost and a lowering of the effective tax rate from 38% to 22%. How-ever, the gross margin percentage did show a decline of 3% in 1994, and will be a key area of focus in 1995 as we seek to restore gross margins to historic levels. Due to careful expense management, we held operating expenses growth to 5%, while revenue increased 15%. Our balance sheet also continued to improve in 1994; net inventories declined $4M, or 9%, while total assets remained almost level. Total liabilities declined by $7M and equity increased by $8M.

MARKETS
Given our strong relationships with the customer base in industrial/process control and test and measurement, we have re-affirmed our commitment to pro-viding these customers with products that offer maximum performance and value. While re-enforcing our presence in these traditional markets, we are extending our capabilities to address selective opportunities in fast growing segments of computing and communications markets.

In the communications markets, our high performance standard products are well received by customers, providing continued increase in revenues. Additionally, we have established strong relationships with key customers at the forefront of several fast-growing emerging applications. Through these close relationships, we have gathered insight into several communications applications and have developed expertise in related system level architecture, enabling us to define and develop application specific standard products (ASSPs) to meet their needs. Consequently, our standard products coupled with ASSP products will provide us with revenue growth and increased presence in the communications markets.

Computing markets account for an increasing share of our revenues. Many of our signal conditioning and data converter products offer optimum specifications for use in personal computers. Also, our digital audio products have excellent potential for multimedia applications. Our focus and continued commitment to offer performance and value to customers in these markets will differentiate us from our competitors.

PRODUCT DEVELOPMENT

The cornerstone of our product development strategy is to offer practical solu-tions to difficult real-time signal processing problems.

During 1994 we introduced several new product families which offer customers cost effective, practical solutions. These products include a family of low power, high performance 12- and 16-bit CMOS analog-to-digital converters; a complete group of operational amplifiers ideal for imaging, test & measurement and communications applications; and three new additions to our rapidly expand-ing line of low cost, high performance optoelectronic products for use within precision instrumentation, scanning, and sensing applications. Moreover, many of our newer products are now utilizing submicron fabrication processes that enable us to provide products with system level performance and functionality. To this end, we are increasingly coupling our signal conditioning and data conversion capabilities with digital signal processing on a single chip.

ORGANIZATION
To transform Burr-Brown into a more competitive and responsive company, a num-ber of organizational realignments were made during 1994. The missions and charters of our businesses in Tucson, Scotland, and Japan have been refined to bring a greater focus on their respective served markets. In Europe we have largely completed the integration of six independent sales subsidiaries into a more streamlined and collaborative sales organization aligned with worldwide sales strategies. Consequently, our European-wide direct sales force will focus on corporate and key customers, while our newly implemented distributor sales channels will service our smaller customers. Other segments of Burr-Brown including product development, marketing, and manufacturing were also realigned to bring higher functional efficiencies. To tie the total organiza-tion together, we have a major effort underway to re-engineer and implement state-of-the-art information systems that will provide worldwide integration of systems and processes. To this end, we are placing highest priority on worldwide order entry, logistic and distribution systems designed to substan-tially improve response time and accuracy for customer service. We plan to fully integrate this customer management system with corporate financial plan-ning and manufacturing systems. These efforts will reduce overlap within Burr-Brown organizations and lead to greater efficiencies and lower costs for sales, marketing and G & A during the next few years.

In March, Syrus P. Madavi joined the Company as President and CEO with respon-sibilities for all worldwide operations. Mr. Madavi has more than 18 years experience in general management, engineering, and marketing in signal conditioning, data conversion, and mixed signal products serving the instrumen-tation, industrial, medical, computing, and communications markets.

Mr. Madavi previously served as President of Raytheon Semiconductor Division, Mountain View, California, a $100 million business specializing in analog and mixed signal products. Other prior positions included Vice President and General Manager of Honeywell Signal Processing Technologies and marketing management at Analog Devices, Inc. He earned a bachelor of science in electri-cal engineering and master's degree in computer science from Stevens Institute of Technology, Hoboken, New Jersey. He also holds a master of business admin-istration degree in finance from UCLA.

OUTLOOK
We are optimistic that 1995 will be another year of solid progress in revenue and profitability growth, as well as further expansion of our market positions. We will focus on improvements to gross margin as we continue to streamline manufacturing and reduce product cost. We believe it is possible to realize additional improvement in profitability through product cost reduction coupled with tighter control of operating expenses. The employees of Burr-Brown can be proud of the substantial improvements they achieved during the past year. We are committed to achieving performance levels that will continue to increase shareholder value and customers' satisfaction.

Syrus P. Madavi
President and CEO


Thomas R. Brown, Jr.
Chairman of the Board

CAPITALIZING ON CORE COMPETENCIES
Burr-Brown has been a leader in the design and manufacture of precision high performance analog and mixed signal integrated circuits since 1956. In March of 1994, Syrus P. Madavi joined the Company as President and CEO. Under Mr. Madavi's direction, we've examined our entire worldwide operation and sharpened our focus to capitalize on our core competencies. Several changes have been made to realign our capabilities for increased efficiencies and customer responsiveness throughout the organization.

Each of the Company's business units now has its own charter and mission. Tucson will develop and produce components for the industrial/process control, test and instrumentation, and communications markets; Japan will continue to design and manufacture consumer and multi-media audio parts; and Burr-Brown Scotland will concentrate on isolation products. These units will also work closely together to address several fast-growing emerging markets.

The sales and marketing organizations' objectives are to continually improve relationships with customers. A major core strength has always been an in-depth understanding of our customers and their projects. A "Corporate and Key Accounts" program provides highly intensive sales and marketing support to volume customers. Marketing and Sales share a renewed commitment to our customers' profitability and success.

In Europe, a Regional Distribution Center (RDC) was established to deliver optimum customer service. All inventory distribution and planning functions are handled by the center--reducing corporate overhead and freight costs. Products are sent directly from the RDC in Scotland to the customer, eliminat-ing distribution tasks from our sales organization. Each geographic region will have their own RDC by the end of 1996; the centers will be linked to each factory and to each other for superior customer responsiveness.

A new world-wide on-line information system will connect all business units. "Real-time" product information will be instantly on-line and available glo-bally. The system has custom modules for forecasting, inventory management, capacity planning, and financial and managerial reporting.

A new sales strategy in Europe is the addition of independent sales distribu-tion channels. Major component distributors in every country now carry the Burr-Brown product line. This network of distributors is "customer-focused" to deal directly with smaller yet equally important customers. Our direct sales force will concentrate on corporate and key accounts for increased "design-wins" of our new products.

     "We've always had an in-depth understanding of our customers and their projects.....  We're renewing our commitment to their profit-
     ability and ours."

                                       ROBERT E. FILIAULT
                                       Vice President of
                                       North American Sales

PRACTICAL SOLUTIONS TO DIFFICULT PROBLEMS
New products ensure a company's growth. Our new products provide easy-to-use, cost-effective analog answers to specific customer needs. Dedicated develop-ment teams of design, test, and marketing engineers work closely with manufac-turing to introduce the key products our customers need now and in the future. Several of this year's successful solutions are highlighted below.

ADS7800 FAMILY--a new family of 12- and 16-bit CMOS sampling analog-to-digital converters makes it easy to excel in data acquisition, precision instrumenta-tion, and industrial signal processing applications. This family offers designers a low power core chip design; pin compatibility between 12- and 16-bit devices permitting accuracy upgrades with minimal board changes; and dynamic performance is tested and guaranteed. Their combination of speed, accuracy, and low cost gives engineers solutions for today's and tomorrow's designs.

DDC101--is the world's most accurate 20-bit photosensor analog-to-digital converter. Nominated by the editors of EDN magazine as one of the top innova-tions of the year, its patented delta modulation topology was specifically designed to accurately digitize a low level current output sensor. Replacing an amplifier, programmable-gain amplifier, and high resolution A/D converter, DDC101 is designed for photosensor digitization used in medical analyzers, data acquisition systems, CT scanners, chemical analyzers and infrared pyrometry.

OPA640 SERIES--this innovative group of SpeedPLUS op amps includes one of the world's fastest--1GHz! Ideal for medical imaging, video processing, test, and telecommunications applications, all six new operational amplifiers deliver exceptionally low noise and distortion, while maintaining outstanding 12-bit settling times. Voted by EDN Asia magazine as "Product of the Year", this series offers a new level of performance, value, and functionality for wideband applications.

PCM1710--is a new 20-bit delta-sigma audio digital-to-analog converter with an on-chip digital filter and output amplifier. Used in general purpose, high volume audio applications such as portable and automotive CDs, laser disk players, and electronic musical instruments, PCM1710 is also a designer's choice for the newly emerging digital set-top box tuners for cable and satel-lite TV, CD-ROM, Photo-CDs, HDTV, and digital audio broadcasting.

OPT202, OPT209, & OPT301--are three new additions to our rapidly expanding line of low cost, high performance optoelectronic sensor amplifiers for scanning, and detection applications. These new optoelectronic ICs integrate a large photodiode and precision FET-input transimpedance amplifier on a single chip. They're clearly light years ahead of the competition.

     "We provide our customers with effective solutions that make it easy for them to increase their competitive advantage--their success is our success."

                                           R. MARK STITT
                                           Linear Division Director

FOCUSING ON THE FUTURE
Our focus is on the future. We've examined our businesses, streamlined our processes, and reduced our expenses. To remain competitive we must have a higher sense of urgency on all corporate levels. We've realigned several areas to help us achieve our goals.

A vital strategy for future growth is expansion into new markets while contin-uing to capitalize on core competencies. We plan to increase our market share in the industrial/process control and the test and instrumentation markets by offering optimized standard products along with targeted applications specific standard products. Another market for expansion is communications--the plan is to increase our presence by focusing on key market niches such as wireless applications. Although we will aggressively enter these emerging market seg-
ments using our core capabilities, we will continue to do what we do best.....
design and manufacture precision, high performance analog and mixed signal "standard" integrated circuits.

The operations division has several "must dos" to realize their goals. They plan to achieve "world-class" manufacturing excellence by making the quality, reliability, and consistency of our products a recognized strength. A reduc-tion in assembly cycle time and improving process yields are the mandates for 1995.

Our Marketing group's mission is to think worldwide, sharpen our competitor analysis, and most importantly, get our products designed into new systems. Another responsibility is to provide thorough market analyses for new products and existing product families. Also, all global marketing communications functions are being coordinated in Tucson for increased effectiveness and efficiencies.

The new "design-win" program driven by the market development group in conjunc-tion with applications engineering, sales, and product planning works with engineers globally to help them design-in the most effective device for their project. This concentration on design-wins also provides us with market infor-mation for future strategic planning.

The Applications Engineering team, the primary "technical trainers" of the corporation, will coordinate technical support on a worldwide basis. A pro-gram to train the direct and distributor sales staff, the field applications engineers, and most importantly our customers is currently underway. They also work with sales engineers to influence the "design-win" process by writing articles and applications bulletins--all while maintaining a technical phone "hot-line".

"To outperform the competition, we must have the highest sense of urgency in everything we do. This attitude must permeate all levels of our business."

                                             SYRUS P. MADAVI
                                             President and CEO

CONSOLIDATED STATEMENTS OF INCOME

Burr-Brown Corporation and Subsidiaries--In thousands, except per-share amounts
                                                  Year Ended December 31,
                                              -------------------------------
                                                1994       1993       1992
                                              ---------  ---------  ---------
Net sales..................................   $194,196   $168,577   $162,949
Cost of sales..............................    106,242     86,975     86,557
                                              ---------  ---------  ---------
   Gross Margin............................     87,954     81,602     76,392
Expenses:
Sales and Marketing........................     38,954     36,985     34,613
Product development........................     21,851     19,752     18,136
General and Administrative.................     16,622     17,080     16,659
                                              ---------  ---------  ---------
                                                77,427     73,817     69,408
                                              ---------  ---------  ---------
   Income from Operations..................     10,527      7,785      6,984
Interest expense...........................      1,725      2,338      3,825
Other expense..............................        511        900      1,439
                                              ---------  ---------  ---------
   Income Before Income Taxes..............      8,291      4,547      1,720
Provision for income taxes.................      1,826      1,730        722
                                              ---------  ---------  ---------
   Net Income..............................   $  6,465   $  2,817   $    998

Earnings per common share..................   $   0.67   $   0.29   $   0.10
Shares used in per common share calculation      9,665      9,584      9,593

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Burr-Brown Corporation and Subsidiaries--In thousands

   Equity

 Adjustment

    from
                                Common Stock    Additional
   Foreign     Treasury Stock
                             -----------------   Paid-In    Retained
  Currency    -----------------
                              Shares   Amount    Capital    Earnings
Translation    Shares   Amount     Total
                             -------- --------   --------   --------
-----------   -------- --------   --------
Balance at January 1, 1992     9,648  $    96    $25,916    $49,117
$ 3,622           63  $  (580)   $78,171
Net Income                                                      998
                                      998
Foreign currency trans-
  lation adjustment
  (1,572)                          (1,572)
Stock options exercised            8        1         27
                                       28
Treasury stock acquired
                   30     (182)      (182)
                             -------- --------   --------   --------
-----------   -------- --------   --------
Balance at December 31, 1992   9,656       97     25,943     50,115
   2,050           93     (762)    77,443
Net Income                                                    2,817
                                    2,817
Foreign currency trans-
  lation adjustment
      33                               33
Stock options exercised           10                  70
                                       70
Treasury stock acquired
                   38     (302)      (302)
Affiliates' stock activity                                     (510)
                                     (510)
                             -------- --------   --------   --------
-----------   -------- --------   --------
Balance at December 31, 1993   9,666       97     26,013     52,422
   2,083          131   (1,064)    79,551
Net Income                                                    6,465
                                    6,465
Foreign currency trans-
  lation adjustment
   1,421                            1,421
Stock options exercised           48                 387
                                      387
Treasury stock acquired
                   14     (157)      (157)
Affiliates' stock activity                                      (45)
                                      (45)
                             -------- --------   --------   --------
-----------   -------- --------   --------
Balance at December 31, 1994   9,714  $    97    $26,400    $58,842
 $ 3,504          145  $(1,221)   $87,622

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Burr-Brown Corporation and Subsidiaries--In thousands
                                                           December 31,
                                                        1994          1993
                                                     _________     _________
          ASSETS
Cash and cash equivalents.........................   $  9,925      $ 13,066
Trade receivables.................................     39,642        34,822
Inventories.......................................     40,092        44,036
Deferred income taxes.............................        331         1,011
Other.............................................      2,182         2,091
                                                     _________     _________
                              Total Current Assets     92,172        95,026

Land, Buildings and Equipment
Land..............................................      3,396         3,378
Buildings and improvements........................     21,926        20,818
Equipment.........................................     84,133        73,570
                                                     _________     _________
                                                      109,455        97,766
Less accumulated depreciation.....................    (68,072)      (58,622)
Projects in progress..............................      4,513         3,283
                                                     _________     _________
                                                       45,896        42,427
Other Assets......................................      4,940         4,609
                                                     _________     _________
                                                     $143,008      $142,062

          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes payable.....................................   $ 16,964      $ 15,000
Accounts payable..................................     12,747         9,064
Accrued expenses..................................      9,277        10,706
Accrued employee compensation and payroll taxes...      4,834         4,284
Income taxes payable..............................      1,630         3,593
Current portion of long-term debt.................      1,097         2,923
                                                     _________     _________
                         Total Current Liabilities     46,549        45,570
Long-Term Debt....................................      1,839         8,802
Deferred Gain.....................................      4,116         5,612
Deferred Income Taxes.............................      1,182         1,194
Other Long-Term Liabilities.......................      1,700         1,333
Commitments and Contingencies.....................

Stockholders' Equity
Preferred stock, $.01 par value--authorized 2,000
  shares; none issued and outstanding.............
Common stock, $.01 par value--authorized 20,000
  shares; issued and outstanding, including
  treasury shares: 1994--9,714 shares; 1993--9,666
  shares..........................................         97            97
Additional paid-in capital........................     26,400        26,013
Retained earnings.................................     58,842        52,422
Equity adjustment from foreign currency
  translation.....................................      3,504         2,083
Treasury stock; at cost: 1994--145 shares;
  1993--131 shares................................     (1,221)       (1,064)
                                                     _________     _________
                                                       87,622        79,551
                                                     _________     _________
                                                     $143,008      $142,062

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Burr-Brown Corporation and Subsidiaries--In thousands
                                                    Year Ended December 31,
                                                 -----------------------------
                                                   1994      1993      1992
                                                 --------- --------- ---------
Operating Activities
Net income....................................   $  6,465  $  2,817  $    998
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
  Depreciation and amortization...............     10,615    10,072    11,042
  Amortization of deferred gain...............     (1,496)   (1,497)     (375)
  Provision for inventory reserves............      1,883     5,870     2,704
  Provision (benefit) for deferred
   income taxes...............................        707      (457)      (58)
  Loss on sale, disposal and write-down
    of equipment..............................        463       770       497
  Unrealized loss (gain) on foreign
    currency transactions.....................        237      (358)      509
  (Gain) loss from unconsolidated affiliates..        (92)      381       713
Changes in Operating Assets and Liabilities:
  (Increase) decrease in trade receivables....     (2,484)   (3,792)    1,992
  (Increase) decrease in inventories..........      3,179    (7,812)   10,771
  (Increase) decrease in other assets.........        130       836       214
  Increase (decrease) in accounts payable
    and other liabilities.....................        316     5,953       (75)
                                                 --------- --------- ---------
     Net Cash Provided by Operating Activities     19,923    12,783    28,932

Investing Activities
Purchases of land, buildings and equipment....    (12,055)   (7,117)   (5,356)
Proceeds from sale of equipment...............        462       208    10,614
Investment in unconsolidated affiliate........                           (500)
                                                 --------- --------- ---------
     Net Cash (Used In) Provided by Investing
     Activities                                   (11,593)   (6,909)    4,758

Financing Activities
Proceeds from short-term and long-term
  borrowings..................................     16,366     1,919       440
Principal payments on short-term and
  long-term borrowings........................    (27,339)   (3,949)  (27,255)
Proceeds (payments) for capital
  stock activity, net.........................        185      (293)     (154)
                                                 --------- --------- ----------
     Net Cash Used In Financing Activities        (10,788)   (2,323)  (26,969)
Effect of exchange rate changes on cash......        (683)       25      (497)
                                                 --------- --------- ---------
     (Decrease) increase in Cash and
     Cash Equivalents                              (3,141)    3,576     6,224
Cash and cash equivalents at
  beginning of year..........................      13,066     9,490     3,266
                                                 --------- --------- ---------
     Cash and Cash Equivalents at End of Year    $  9,925  $ 13,066  $  9,490

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Burr-Brown Corporation and Subsidiaries--In thousands, except per-share amounts

December 31, 1994

ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Burr-Brown Corporation and its majority owned subsidiaries
(the Company), of which all but two are wholly-owned. Investments in which ownership is at least 20% but not over 50% are accounted for under the equity method. Other investments are accounted for using the cost method. All signi-ficant intercompany accounts and transactions are eliminated.

CASH EQUIVALENTS: The Company considers all short-term, liquid investments with a maturity of three months or less when purchased to be cash equivalents. All cash equivalents are stated at cost which approximates market.

INVENTORIES: Inventories are valued at the lower of cost (first-in, first-out basis) or market. The Company maintains a valuation reserve which reflects the Company's estimate of the impact on inventories of potential obsolescence, excess quantities, and declines in market prices.

LAND, BUILDINGS, AND EQUIPMENT: Land, buildings and equipment are stated at cost. Depreciation on buildings and equipment is computed by the straight-line method over the estimated useful lives ranging from three to 40 years.

DEFERRED INCOME ON SHIPMENTS TO DISTRIBUTORS: A portion of the Company's sales are made to domestic distributors under agreements which provide for certain price protection and limited product return privileges. As a result, the Company defers recognition of such sales until the merchandise is sold by the distributors. The reserve for these sales is included in Accrued Expenses on the Consolidated Statements of Financial Position.

INCOME TAXES: Income taxes are determined utilizing the liability method. This method gives consideration to the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of stockholders' equity. Transaction gains and losses are reflected in income currently.

FOREIGN CURRENCY FORWARD CONTRACTS: As a result of selling its products in overseas markets, the Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its foreign currency receivables. Along with natural hedges provided by foreign currency payables, the Company has purchased foreign currency forward contracts to minimize the effect of fluctuating foreign currencies on its receivables. The Company marks to market both the hedges and the underlying transactions at the end of each reporting period. The realized and unrealized gains and losses resulting from changes in exchange rates are included in income in the period in which the changes occur.

At December 31, 1994, the Company had $7,436 in foreign exchange forward contracts outstanding with major commercial banks. The contracts mature on various dates in January and February 1995.

CONCENTRATION OF CREDIT RISK: Financial instruments which could potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents and trade receivables.

The Company maintains cash and equivalents at various financial institutions. These financial institutions are located throughout the world and Company policy is designed to limit exposure to any one institution. The Company's investment strategy takes into account the relative credit standing of these institutions.

Credit risk with respect to trade receivables is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries.

EARNINGS PER SHARE: Earnings per share is based on the weighted average number of shares of common stock outstanding during the year, plus incremental common equivalent shares. The treasury stock method is used in computing the incre-mental common stock equivalents which would result from exercise of outstanding dilutive stock options based upon the average market value of common stock.

INVENTORIES

Inventories consist of the following:
                                                             December 31,
                                                         --------------------
                                                           1994       1993
                                                         ---------  ---------
Finished goods........................................   $ 17,823   $ 22,785
Work-in-process.......................................     15,062     18,047
Raw materials.........................................     14,334     14,578
                                                         ---------  ---------
                                                           47,219     55,410
Valuation reserve.....................................     (7,127)   (11,374)
                                                         ---------  ---------
                                                         $ 40,092   $ 44,036

NOTES PAYABLE

The Company has available short-term credit facilities of approximately $41,966 with $16,964 outstanding at December 31, 1994. There are no compensating balance requirements. Approximately $38,516 of the available short-term credit facilities are in foreign currencies and are used to support the Company's foreign operations. Interest rates are tied to prevailing national base rates and the weighted average rate for 1994, 1993 and 1992 were 4.1%, 5.8% and 9.9%, respectively. These credit facilities are renewable annually at various dates.

LONG-TERM DEBT

The long-term debt of the Company is as follows:
                                                             December 31,
                                                           1994       1993
                                                         ---------  ---------
Secured senior note, repaid in 1994...................          -   $  8,545
5.00% - 6.05% notes denominated in yen--various
  terms and maturities................................        653      1,729
Capitalized lease arrangements--various terms and
  interest rates......................................      2,003        974
Other.................................................        280        477
                                                         ---------  ---------
                                                            2,936     11,725
Less current portion..................................      1,097      2,923
                                                         ---------  ---------
                                                         $  1,839   $  8,802

The Company has a syndicated credit facility consisting of a $15,000 revolving line of credit. The Company may designate a term of interest at LIBOR + 2% of one, two, three or six months. In addition, the Company may borrow with interest accruing at the bank's prime rate or a "bid rate" under the revolving line of credit which expires July 1995. This syndicated facility is collater-alized by certain accounts receivable and inventories. A quarterly commitment fee of 1/4 percent per annum is assessed on the unused portion of the revolving line of credit.

There are certain liquidity, debt, net worth, and debt coverage loan covenants as well as certain capital spending restrictions under this facility. The Company is in compliance with these covenants and restrictions as of December 31, 1994. There are no compensating balance requirements.

Under the various long-term debt agreements, the Company is obligated to pay the following amounts for each of the next five years:

                      1995......................  $ 1,097
                      1996......................    1,013
                      1997......................      658
                      1998......................      118
                      1999......................       50

Interest paid on all debt amounted to $1,988, $2,759 and $3,852 in 1994, 1993, and 1992, respectively.

INCOME TAXES

In 1993, the Company adopted SFAS, No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for deferred income taxes. Under the liability method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company adopted SFAS No. 109 by restating prior reported results.

Income (loss) before income taxes includes the following:

                                                1994       1993       1992
                                              ---------  ---------  ---------
Domestic..................................    $  5,063   $  1,093   $ (1,498)
Foreign...................................       3,228      3,454      3,218
                                              ---------  ---------  ---------
                                              $  8,291   $  4,547   $  1,720

Significant components of the provision
(benefit) for income taxes are as follows:
                                                1994       1993       1992
                                              ---------  ---------  ---------
Current:
U.S. Federal..............................    $   (141)  $    155   $   (249)
Foreign...................................       1,485      1,643      1,098
State.....................................        (186)       542        (23)
                                              ---------  ---------  ---------
                                                 1,158      2,340        826
Deferred:
U.S. Federal..............................         118       (121)       102
Foreign...................................         169       (108)      (176)
State.....................................         381       (381)       (30)
                                              ---------  ---------  ---------
                                                   668       (610)      (104)
                                              ---------  ---------  ---------
                                              $  1,826   $  1,730   $    722

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, 1994 and December 31, 1993 are as follows:

                                                           1994       1993
                                                         ---------  ---------
Deferred tax liabilities:
  Depreciation........................................   $  1,935   $  2,352
  Other, net..........................................        435        393
                                                         ---------  ---------
Total deferred tax liabilities........................      2,370      2,745
Deferred tax assets:
  Inventory valuation reserves........................      2,640      4,682
  Tax credit carryforwards............................      4,612      2,753
  Sale leaseback......................................      1,652      2,251
  Intercompany transactions...........................          3        501
  Foreign loss carryforwards..........................        664        469
  Distributor reserves................................        719        440
  Uniform capitalization..............................        325        417
  Other, net..........................................        700        877
                                                         ---------  ---------
  Total deferred tax assets...........................     11,315     12,390
Valuation allowance...................................     (9,796)    (9,828)
                                                         ---------  ---------
Net deferred tax assets...............................      1,519      2,562
                                                         ---------  ---------
Net deferred tax liabilities..........................   $    851   $    183

A reconciliation of the U.S. statutory income tax rate to the effective tax rate follows:

                                                 Percent of Pretax Income
                                              -------------------------------
                                                1994       1993       1992
                                              ---------  ---------  ---------
Statutory rate.............................     34.0 %     34.0 %     34.0 %
Foreign taxes in excess of U.S.
  statutory rate...........................      6.7        7.9      (10.0)
Foreign tax credits........................                (8.2)
State taxes................................      2.3        3.5       (1.3)
Domestic losses not benefited..............                           29.6
Domestic temporary differences not
  previously benefited.....................    (18.6)
Filing effect..............................                           (7.1)
Other......................................     (2.4)       0.8       (3.2)
                                              ---------  ---------  ---------
Effective tax rate.........................     22.0 %     38.0 %     42.0 %

Undistributed earnings of foreign subsidiaries were $11,603 at December 31, 1994. No provision for U.S. tax has been made on these undistributed earnings as they are intended to be permanently reinvested. Substantially all tax expense associated with the receipt of such undistributed earnings would be offset by foreign tax credits.

At December 31, 1994, the Company has the following tax credit carryforwards:

                                               Amounts     Expiration Date
                                              ---------  --------------------
General business credits...................   $  3,280        1997 - 2009
Minimum tax credits........................        575            N/A
Alternative minimum foreign tax credits....      4,085        1995 - 1999
Foreign tax credits........................        340        1996 - 1999
Federal loss carryforward..................         50            2009
State R&D credits..........................        420            2009
State loss carryforwards...................      1,160            VAR

No financial statement benefit has been recognized for the above credit carry-forwards. They may be recognized in the future if sufficient domestic earnings are generated before the expiration periods of the respective carryforwards.

Various foreign subsidiaries have net operating loss carryforwards totaling $1,279, of which $1,126 can be carried forward indefinitely with the remainder expiring at various dates beginning in 1997. No financial statement benefit has been recognized for the foreign operating loss carryforwards.

Net income taxes paid amounted to $2,968, $777 and $801 in 1994, 1993 and 1992, respectively.

STOCKHOLDERS' EQUITY--Share amounts in thousands
The Company adopted an Incentive Stock Plan in 1981 which was amended and restated in 1983. Under this plan, options were granted to key employees, subject to certain limitations to purchase an aggregate of 938 shares of common stock at not less than the fair market value on the date of the grant. All options under the plan must be exercised within ten years from the date of the grant. This plan expired in 1993 and no further options will be granted under this plan. However, all options outstanding under this plan will conti-nue to have full force and effect in accordance with their terms.

In 1993 the Company adopted the 1993 Stock Incentive Plan. This plan is intended to benefit the Company by providing an incentive to certain key employees, directors and consultants. The aggregate number of shares which may be issued under this plan shall not exceed 1,080 shares, including 480 shares available from the 1981 Plan. This plan is administered by a committee con-sisting of not less than two board members appointed by the Board. The option price per share shall be fixed by the committee, but in no event shall the option price per share be less than the fair market value on the date of the grant. The committee also determines the date on which granted options will become exercisable, although all options under this plan must be exercised within ten years from the date of grant.

Summarized transactions under the above stock option plans are as follows:

                                             Shares Under      Option
                                                Option     Price Per Share
                                              ---------  --------------------
                Balance at January 1, 1992       356       $ 3.20 - $16.00
Granted...................................       237         4.50 -   6.75
Exercised.................................        (8)        3.20 -   3.20
Canceled..................................      (132)        7.00 -  14.80
                                              ---------  --------------------
              Balance at December 31, 1992       453         4.50 -  16.00
Granted...................................        85         7.00 -   7.63
Exercised.................................       (10)        7.00 -   7.00
Canceled..................................      (279)        4.50 -  12.54
                                              ---------  --------------------
              Balance at December 31, 1993       249         6.75 -  16.00
Granted...................................       514         6.50 -   8.75
Exercised.................................       (48)        7.00 -   8.80
Canceled..................................       (50)        7.00 -  15.75
                                              ---------  --------------------
              Balance at December 31, 1994       665       $ 6.50 - $16.00

Stock options for 185 shares were exercisable at December 31, 1994 and 174 shares and 185 shares were exercisable at December 31, 1993 and 1992, respectively.

During 1989, the Board of Directors declared a dividend distribution of one common stock purchase right for each outstanding share of common stock. The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the common stock. At that time, a right plus $0.475 may be exchanged for one-one hundredth share of com-mon stock of the Company. Upon the acquisition of 40% or more of the Company's common stock (unless at least 80% is acquired in a cash tender offer), the holders of rights (other than the acquirer) will have the right to purchase shares of the Company's common stock at half-price its market value. In addition, the rights provide that upon the merger or transfer of 50% or more of the assets or earning power of the Company to a person who has acquired at least 20% of the common stock, the holders of rights will have the right to purchase shares of the acquirer's common stock at half-price its market value.

The rights are subject to mandatory redemption for $0.01 per right at the discretion of the Company's Board of Directors. All rights expire on August 9, 1999 unless extended or redeemed by the Company and do not have dividend or voting privileges while outstanding.

FOREIGN OPERATIONS, GEOGRAPHIC AND SEGMENT DATA
The Company operates predominately in one segment, the electronic component industry.

The consolidated financial statements include the accounts of wholly-owned foreign subsidiaries. Transfers of inventories to these foreign subsidiaries are negotiated based on market prices.

The following summary by operational area includes both net sales to unaffil-iated customers and transfers between geographic areas. The United States operations include corporate activity that benefits the Company as a whole.

                                                1994       1993       1992
                                              ---------  ---------  ---------
Net Sales:
  North American Operations:
    Unaffiliated customers..................  $ 73,927   $ 61,124   $ 63,689
    Foreign unaffiliated customers..........    13,858     11,353      8,621
    Consolidated subsidiaries...............    77,290     69,451     54,028
                                              ---------  ---------  ---------
                                               165,075    141,928    126,338
  European Operations:
    Unaffiliated customers..................    48,606     43,625     46,949
    Consolidated subsidiaries...............    10,981     12,760     10,138
                                              ---------  ---------  ---------
                                                59,587     56,385     57,087
  Far Eastern Operations:
    Unaffiliated customers..................    57,805     52,475     43,690
    Consolidated subsidiaries...............     4,160      2,919      2,387
                                              ---------  ---------  ---------
                                                61,965     55,394     46,077
    Eliminations............................   (92,431)   (85,130)   (66,553)
                                              ---------  ---------  ---------
                                              $194,196   $168,577   $162,949
Net Income (Loss):
  North American Operations.................  $  4,568   $  2,207   $ (3,164)
  European Operations.......................       245      1,098      2,111
  Far Eastern Operations....................     1,461        923        155
  Eliminations--primarily United States.....       191     (1,411)     1,896
                                              ---------  ---------  ---------
                                              $  6,465   $  2,817   $    998
Identifiable Assets:
  North American Operations.................  $105,028   $ 99,765   $ 96,313
  European Operations.......................    19,300     23,306     20,598
  Far Eastern Operations....................    32,538     29,398     26,809
  Eliminations..............................   (13,858)   (10,407)    (7,313)
                                              ---------  ---------  ---------
                                              $143,008   $142,062   $136,407
Liabilities:
  North American Operations.................  $ 58,021   $ 82,257   $ 81,448
  European Operations.......................     9,429     13,084     11,600
  Far Eastern Operations....................    24,455     23,476     22,095
  Eliminations..............................   (36,519)   (56,306)   (56,179)
                                              ---------  ---------  ---------
                                              $ 55,386   $ 62,511   $ 58,964

COMMITMENTS AND CONTINGENCIES
The Company is involved in three ground water claims that are still in the early stages of the legal process. Based on investigations to date, management does not believe the Company contributed to the alleged contamination and therefore is of the opinion that the disposition of these claims will not result in any material change in the Company's financial condition, results of operations or liquidity.

In October 1992, the Company sold and leased back $10,000 of production and manufacturing equipment, utilizing the proceeds to repay existing bank debt. A gain of $7,483 generated by the sale transaction was deferred and is being amortized over the five-year lease terms. The Company has purchase and lease renewal options at future fair market values under the lease agreements. The leases are classified as operating leases. Rentals under these leases are $2,196 annually and are included in the future commitments table below.

Approximate aggregate future commitments under noncancelable operating leases, primarily for equipment and office facilities, are summarized as follows:

     1995.........................................................   $5,509
     1996.........................................................    5,237
     1997.........................................................    3,997
     1998.........................................................    1,829
     1999.........................................................    1,457
     Thereafter...................................................    1,873

Rental expense was $6,324, $6,031 and $3,883 in 1994, 1993 and 1992,
respectively.

EMPLOYEE BENEFIT PLANS
The Company has a defined contribution plan, the Future Investment Trust (FIT). The FIT is a 401(k) salary deferral plan and allows eligible participating U.S. employees to defer up to 15% of their salaries. Employee contributions are matched by the Company at a rate of 25% of the employee's contribution up to 10% of the employee's compensation. Beginning in January 1995, the Company's matching will be at 25% of the employee's total contribution. The Company's contributions vest at 25% per year and become fully vested to the employee after four years of service. Additional voluntary Company contributions may be made to FIT participants' profit sharing accounts.

The Company has a noncontributory defined benefit pension plan which covers all eligible U.S. employees and generally provides benefits to retired employees based on their length of service, age, and a percentage of qualify-ing compensation during the final years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company's policy is to contribute amounts sufficient to at least meet the Employee Retirement Income Security Act's minimum funding requirements.

A summary of the components of net periodic pension expense follows:

                                  -----1994----  -----1993----  -----1992----
                                  U.S.  Foreign  U.S.  Foreign  U.S.  Foreign
                                  Plans  Plans   Plans  Plans   Plans  Plans
                                  ------ ------  ------ ------  ------ ------
Defined benefit pension plans:
Service cost--benefits earned
  during the period............   $  492 $  334  $  396 $  307  $  406 $  262
Interest cost on projected
  benefit obligation...........      608    166     540    141     575    122
Net amortization...............     (363)   (20)    (54)   (75)    165    (35)
Return on plan assets..........       21    (43)   (317)   (17)   (306)   (38)
                                  ------ ------  ------ ------  ------ ------
Net periodic pension expense
  of defined benefit plans.....      758    437     565    356     840    311
Defined contribution plan:
Nonqualified ESRP,
  terminated in 1992...........                                    148
Matching FIT contribution......      507            432            191
                                  ------ ------  ------ ------  ------ ------
Total contributions to
  defined contributions plans..      507            432            339
                                  ------ ------  ------ ------  ------ ------
Total employee benefit expense.   $1,265 $  437  $  997 $  356  $1,179 $  311

Assumptions used in computing pension expense for the defined benefit plans were as follows:

                                                    U.S. Plans  Foreign Plans
                                                    ----------  -------------
Weighted-average discount rates..................     7.5%      5.5% - 7.0%
Rates of increase in compensation levels.........     5.0%         4.5%
Expected long-term rate of return on assets......     8.5%      5.5% - 7.0%

The U.S. Plan's weighted-average discount rates and rates of increase in com-pensation levels were changed from 8.5% and 6.0%, respectively, in 1992.

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position at December 31, 1994 and 1993 for the Company's defined benefit pension plans:

                                         ------1994-------  ------1993-------
                                           U.S.   Foreign     U.S.   Foreign
                                          Plans    Plans     Plans    Plans
                                         -------- --------  -------- --------
Actuarial present value of benefit
  obligations:
Vested benefit obligation..............  $ 3,773  $ 1,502   $ 4,495  $ 1,092
                                         -------- --------  -------- --------
Accumulated benefit obligation.........  $ 4,294  $ 1,863   $ 5,353  $ 1,443
                                         -------- --------  -------- --------
Projected benefit obligation for
  services rendered to date............  $(7,773) $(2,747)  $(7,772) $(2,265)
Plans assets at fair value.............    7,059    1,406     6,696    1,056
                                         -------- --------  -------- --------
Excess of projected benefit obligation
  over plan assets.....................     (714)  (1,341)   (1,076)  (1,209)
Unrecognized net (loss) gain...........   (1,248)     190      (825)     433
Unrecognized prior service cost........    1,550              1,787
Unrecognized net transition obligation.               (47)               (36)
                                         -------- --------  -------- --------
Net pension liability..................  $  (412) $(1,198)  $  (114) $  (812)

U.S. plan assets consist of investments in equities, bonds and cash equiva-lents. Foreign plan's assets consist of securities, real estate, loans and cash equivalents.

SUMMARIZED QUARTERLY DATA (Unaudited)
The following is a summary of quarterly financial data for 1994 and 1993:

                                   ------------Quarter Ended 1994------------
                                     Apr 2,     Jul 2,     Oct 1,    Dec 31,
                                   ---------  ---------  ---------  ---------
Net sales........................  $ 47,355   $ 47,607   $49,217    $50,017
Gross margin.....................    22,874     22,810    21,177     21,093
Net income.......................     1,737      1,964     1,704      1,060
Earnings per share...............       .18        .20       .18        .11
                                   ------------Quarter Ended 1993------------
                                     Apr 3,     Jul 3,     Oct 2,    Dec 31,
                                   ---------  ---------  ---------  ---------
Net sales........................  $ 42,280   $ 42,486   $ 42,935   $ 40,876
Gross margin.....................    20,324     20,308     20,290     20,680
Net income.......................       572        796        604        845
Earnings per share...............       .06        .08        .06        .09

REPORT OF INDEPENDENT AUDITORS
Board of Directors
Burr-Brown Corporation

We have audited the accompanying consolidated statements of financial position of Burr-Brown Corporation and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mater-ial misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burr-Brown Cor-poration and Subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Ernst & Young LLP
Tucson, Arizona
January 23, 1995

QUARTERLY MARKET AND DIVIDEND INFORMATION

                                            1994 Close          1993 Close
                                            Quotations          Quotations
                                         ----------------    ----------------
                                          High      Low       High      Low
                                         -------  -------    -------  -------
First quarter........................... $ 7 3/8  $ 5 3/4    $ 8 1/4  $ 5 3/4
Second quarter..........................   9 7/8    6 1/4      7 7/8    6 1/2
Third quarter...........................  11 1/4    7 3/4      9 3/4    6 5/8
Fourth quarter..........................  15 1/2    9 7/8      7        5 1/2

The Company's common stock has been traded on the National Market System under the symbol BBRC since March 1984. As of December 31, 1994, there were 1,045 stockholders of record.

The Company has never paid any cash dividends on its common stock. It is the present policy of the Board of Directors to retain earnings to finance expan-sion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table sets forth, for the last three years, certain items in the Company's Consolidated Statements of Income as a percentage of net sales, and the percentage change of such items as compared to the preceding year.

                                                                 Percentage
                                                              Change in Dollars
                                                                 Inc (Dec)
                                                               --------------
                                      Percent of Net Sales      1994    1993
                                     ----------------------     Over    Over
                                      1994    1993    1992      1993    1992
                                     ------  ------  ------    ------  ------
Net Sales..........................   100 %   100 %   100 %      15 %     3 %
Cost of Sales......................    55      52      53
                                     ------  ------  ------
Gross Margin.......................    45      48      47         8       7
Expenses:
  Sales and Marketing..............    20      22      22         5       7
  Product Development..............    11      12      11        11       9
  General and Administrative.......     9      10      10        (3)      3
                                     ------  ------  ------
Total Operating Expenses...........    40      44      43         5       6
Income from Operations.............     5       5       4        35      11
Interest Expense...................     1       1       2       (26)    (39)
                                     ------  ------  ------
Income Before Income Taxes.........     4       3       2        82     164
Provision for Income Taxes.........     1       1       1         6     140
                                     ------  ------  ------    ------  ------
Net Income.........................     3 %     2 %     1 %     129 %   182 %

1994 COMPARED TO 1993

Order bookings were $204.2 million in 1994 compared to $170.3 million for the previous year, an increase of 20%. Geographically, bookings have increased over the prior year at least 18% in all three of the Company's major sales locales, the Americas, Europe and Asia.

1994's sales of $194.2 million increased 15% when compared to $168.6 million for 1993. This year showed both the Asian and European economies recovering, which positively impacted the Company's sales for the year. It is estimated that approximately 3% of the yearly increase was due to favorable currency translation caused by the stronger Japanese Yen.

Product margin was 45% of sales for 1994 compared to 48% in 1993. Product mar-gins were impacted by the implementation of two of the Company's major strategies in place in 1994: Reduce inventories worldwide and use domestic distribution as the means to increase our domestic sales presence. To reduce inventories our factory output decreased slightly while our sales increased. This planned inventory reduction is now at a more reasonable level and in the future should contribute to lower operating costs. The positive results of the use of the distribution channel are just beginning to be realized as additional design-ins are achieved. Sales through the distribution channel have increased significantly this year as domestic distributor sales were approximately 9% and 3% of total sales in 1994 and 1993, respectively. The investment in this strategy impacted product margin somewhat but is expected to continue to broaden the Company's exposure and keep it competitive in target markets.

Operating expenses in 1994 increased 5%, or $3.6 million, compared to 1993. Expenses as a percentage of sales were 40% in 1994 compared to 44% in 1993. This reflects the Company's continuing accomplishments of controlling costs in relation to sales. While product development expense decreased slightly as a percentage of revenue, it had the largest dollar and percentage increase com-pared to the prior year. The increase in product development reflects the emphasis management has placed on developing new products and enhancing exist-ing products.

Operating profit for the year was $10.5 million which represents a 35% increase over the year ended 1993.

The effective tax rate for 1994 decreased to 22% from 38% in 1993. The decrease was attributable to a shift in the mix of earnings among the different tax jurisdictions in which the Company operates. If the favorable mix of earnings among the different taxing jurisdictions continues in 1995, the deferred tax asset valuation allowance may decrease in 1995 and the downward trend in the Company's effective tax rate may also continue.

1993 COMPARED TO 1992

Bookings increased 5% from 1992's level of $162.4 million to $170.3 million. As the Japanese economy slowly recovered, so did our business in that market. Orders in the Far East increased $7.5 million or 16%. Depressed European economic conditions continued into 1993 from 1992 and the Company's European orders decreased 7% from 1992. Orders in the domestic market increased 7% from 1992.

Net sales for 1993 increased 3% from 1992 to $168.6 million. 1993 quarterly sales increased over the respective quarterly sales in 1992 for the first, second and third quarters but fell 2% when compared with the fourth quarter of 1992.

Geographically, sales in the Asian market increased 23% while the European and North American markets both decreased 4%. Fluctuating exchange rates had a favorable impact of $2.4 million on sales in 1993 and were primarily attribu-table to the strengthening Japanese Yen.

The Company established a domestic distributor program in 1993. Management's goal was to increase sales by using distributors for small quantities business and thus allow the Company's sales force to concentrate on larger customers and new business. Reserves were established pursuant to related price pro-tection and return provisions.

Product margin increased from 47% in 1992 to 48% in 1993. The increase in margin was due to higher factory utilization as significant efforts were made to lower the order backlog, shorten delivery times, and improve customer service.

Operating expenses of $73.8 million in 1993 increased 6% from $69.4 million in 1992. Expenses in all areas increased over 1992 as a result of restoring merit pay increases and the lifting of a temporary spending freeze in late 1992. Product design had the largest percentage increase at 9% or $1.6 mil-lion, which reflected the Company's continued commitment to enhancing current products and developing new products.

Sales and marketing expenses increased $2.4 million or 7% from 1992 to 1993. Most of this increase was due to major efforts to strengthen our sales with increased advertising, new comprehensive catalogs, field seminars and customer visits.

Interest expense decreased 39% or $1.5 million reflecting reduced debt levels.

The effective tax rate for 1993 decreased to 38% from 42% in 1992. The decrease was attributable to a shift in the mix of earnings among the differ-ent tax jurisdictions in which the Company operates.

LIQUIDITY AND CAPITAL RESOURCES

During 1994, the Company generated a net cash flow from operations of $19.9 million compared to $12.8 million in 1993. Capital expenditures of $12.1 million were financed with cash flow from operations. Cash and cash equivalents decreased $3.1 million from December 31, 1993.

The Company's cash and cash equivalents at the end of 1994 were $9.9 million compared to $13.1 million at the end of 1993. The decrease is a result of pay-ing down debt and investing in equipment while still generating positive cash flows from operating activities.

Inventories, net of valuation reserve provisions, decreased $3.2 million, pri-marily in the work-in-process and finished goods areas. The valuation reserve also decreased significantly. The reductions were the result of efforts to reduce inventories by disposing of obsolete parts, depleting stock, building for customer orders, building when the inventories are needed and closely moni-toring levels at different locales. Management believes that adequate reserves have been provided for potentially unsalable and excess inventories.

The Company's 1994 capital spending of $12.1 million was mainly for equipment to support test engineering and process improvements and for implementation of a new order entry system. The new order fulfillment system is expected to improve customer service and support much higher sales levels. Capital invest-ments for 1995 are expected to range between $21 million and $24 million. These capital investments will be primarily for manufacturing equipment and informa-tion systems, and will be financed by cash from operations and by borrowing under existing credit lines.

The Company's current ratio decreased to 1.98 at December 31, 1994, from 2.08 at December 31, 1993. In addition to its term debt, the Company had approxi-mately $57.0 million in credit facilities available with domestic and overseas banks at the end of the year, of which approximately $17.0 million or 30% was utilized. Management believes the Company has sufficient capital resources available for the next 12 months.

The Company is a named party in three toxic tort cases. The first was filed in Pima County Superior Court on January 13, 1992. The Company attempted informal negotiations with the plaintiffs for dismissal that were ultimately unsuccess-ful. On September 29, 1993, the Company then answered and denied liability for the nuisance, trespass, negligence, strict liability, and other alleged torts. The second and third cases filed in U.S. District Court on September 20, 1991, and August 7, 1992, respectively, are consolidations of individual lawsuits that sought damages for contaminating ground water which was then pumped from public wells and consumed. Injuries are alleged to have resulted from drinking the contaminated water and one suit is asking for future medical monitoring. Third party complaints were filed by the original defendant against five com-panies including Burr-Brown Corporation on September 30, 1993 and March 7, 1994, respectively. The complaints seek to have the other five companies share in whatever damages are imposed. The Company intends to file summary judgement motions in all cases.

After undertaking extensive hydrological investigations and consultation with independent environmental consultants, management does not believe the Company contributed to the alleged contamination and, therefore, is of the opinion that the disposition of these claims will not result in any material change in the Company's financial condition, results of operations or liquidity. However, environmental litigation is inherently uncertain, and there can be no assurance as to the ultimate outcome of these claims.

The impact of inflation on the Company's financial position and results of operations has not been significant during the three year period ended December 31, 1994.

TEN YEAR FINANCIAL SUMMARY
Burr-Brown Corporation and Subsidiaries--In thousands, except per-share amounts

                             1994     1993     1992     1991         1990
   1989     1988     1987     1986     1985
                           -------- -------- -------- --------     --------
 -------- -------- -------- -------- --------
Net Sales................. $194,196 $168,577 $162,949 $178,626     $177,009
 $169,470 $176,673 $140,484 $112,788 $ 94,503
Sales by geographic area:
Foreign...................     62 %     64 %     61 %     64 %         67 %
     68 %     69 %     66 %     65 %     60 %
Domestic..................     38 %     36 %     39 %     36 %         33 %
     32 %     31 %     34 %     35 %     40 %
Increase (decrease) in
  sales over prior years..     15 %      3 %     (9)%      1 %          4 %
     (4)%     26 %     25 %     19 %      6 %
Gross margin % of sales...     45 %     48 %     47 %     52 %         50 %
     55 %     53 %     47 %     49 %     52 %
Operating expenses % of
  sales...................     40 %     44 %     43 %     55 %         44 %
     43 %     40 %     40 %     41 %     39 %
Operating income (loss)
  % of sales..............      5 %      5 %      4 %     (3)%          6 %
     12 %     13 %      7 %      9 %     13 %
Interest expense % of
  sales...................      1 %      1 %      2 %      2 %          2 %
      3 %      2 %      2 %      3 %      4 %
Other income % of sales...      0 %      1 %      1 %      0 %          0 %
      0 %      0 %      0 %      0 %      0 %
Net income (loss)......... $  6,465 $  2,817 $    998 $(10,681)(C) $  2,663(B)
 $  8,710 $ 11,549 $  4,286 $  3,736 $  5,577(A)
Per share amount.......... $   0.67 $   0.29 $   0.10 $  (1.11)    $   0.28
 $   0.90 $   1.19 $   0.44 $   0.39 $   0.58
-----------------------------------------------------------------------------
-------------------------------------------------
Income tax rate...........     22 %     38 %     42 %     13 %         43 %
     44 %     43 %     40 %     45 %     37 %
-----------------------------------------------------------------------------
-------------------------------------------------
Return on sales...........      3 %      2 %      1 %     (6)%          2 %
      5 %      7 %      3 %      3 %      6 %
Return on average assets..      5 %      2 %      1 %     (7)%          2 %
      6 %      9 %      4 %      3 %      6 %
Return on average capital
  employed................      6 %      3 %      1 %     (8)%          2 %
      7 %     11 %      4 %      4 %      6 %
Return on average equity..      8 %      4 %      1 %    (13)%          3 %
     11 %     16 %      7 %      7 %     11 %
-----------------------------------------------------------------------------
-------------------------------------------------
Total capital employed.... $110,055 $108,495 $106,618 $134,795     $135,215
 $140,975 $108,972 $108,105 $102,588 $ 92,175
% of sales................     57 %     64 %     65 %     75 %         76 %
     83 %     62 %     77 %     91 %     98 %
-----------------------------------------------------------------------------
-------------------------------------------------
Total equity.............. $ 87,622 $ 79,551 $ 77,443 $ 78,171     $ 88,832
 $ 84,406 $ 76,414 $ 65,522 $ 58,290 $ 53,214
% of sales................     45 %     47 %     48 %     44 %         50 %
     50 %     43 %     47 %     52 %     56 %
Per share amount.......... $   9.07 $   8.30 $   8.07 $   8.15     $   9.24
 $   8.73 $   7.87 $   6.80 $   6.03 $   5.57
-----------------------------------------------------------------------------
-------------------------------------------------
Total debt................ $ 19,900 $ 26,725 $ 27,100 $  54,255    $ 43,626
 $ 50,813 $ 27,953 $ 40,032 $ 41,740 $ 36,911
% of sales................     10 %     16 %     17 %      30 %        25 %
     30 %     16 %     28 %     37 %     39 %
Debt-to-equity ratio......     0.23     0.34     0.35     0.69         0.49
     0.60     0.37     0.61     0.72     0.69
-----------------------------------------------------------------------------
-------------------------------------------------
Total assets.............. $143,008 $142,062 $136,407 $158,216     $159,942
 $160,864 $132,617 $121,816 $113,771 $101,391
% of sales................     73 %     84 %     84 %     89 %         90 %
     95 %     75 %     87 %    101 %    107 %
-----------------------------------------------------------------------------
-------------------------------------------------
Working capital........... $ 45,623 $ 49,456 $ 47,705 $ 53,464     $ 47,997
 $ 43,070 $ 39,125 $ 39,409 $ 41,163 $ 38,986
% of sales................     23 %     29 %     29 %     30 %         27 %
     25 %     22 %     28 %     36 %     41 %
-----------------------------------------------------------------------------
-------------------------------------------------
Current ratio.............     1.98     2.08     2.28     2.24         2.20
     1.94     2.02     2.16     2.66     3.06
Capital expenditures...... $ 12,055 $  7,117 $  5,356 $ 11,637     $ 14,053
 $ 28,019 $ 21,291 $ 11,229 $ 12,009 $ 10,142
Depreciation and
  amortization............ $ 10,615 $ 10,072 $ 11,042 $ 12,799     $ 11,694
 $ 11,068 $ 14,063 $ 11,635 $  9,777 $  8,576
-----------------------------------------------------------------------------
-------------------------------------------------
Land, building and
  equipment, net.......... $ 45,896 $ 42,427 $ 45,665 $ 55,188     $ 66,602
 $ 67,894 $ 51,788 $ 45,610 $ 43,945 $ 40,842
% of sales................     24 %     25 %     28 %     31 %         38 %
     40 %     29 %     32 %     39 %     43 %
-----------------------------------------------------------------------------
-------------------------------------------------
Average no. of employees
  during the year.........    1,825    1,547    1,566    1,740(D)     1,646
    1,655    1,558    1,484    1,547    1,478
Sales per employee........ $ 106.40 $ 108.97 $ 104.05 $ 102.66     $ 107.54
 $ 102.40 $ 113.40 $  94.67 $  72.91 $  63.94
-----------------------------------------------------------------------------
-------------------------------------------------
Shares used to compute
  earnings (loss) per
  share..................     9,665    9,584    9,593    9,593        9,611
    9,668    9,704    9,636    9,667   9,559
-----------------------------------------------------------------------------
-------------------------------------------------

(A) Net Income for 1985 included a cumulative effect of a change in accounting principle for the costs of inventory of $809 or $0.08 per share.
(B) Net Income for 1990 included a cumulative effect of a change in accounting principle for income taxes of $1,610 or $0.16 per share.
(C)  Net loss for 1991 included a restructuring charge of $16,273.
(D)  Number of employees at year end after restructuring: 1,649.

CORPORATE INFORMATION
DIRECTORS

THOMAS R. BROWN, JR.
Chairman of the Board
Burr-Brown Corporation

SYRUS P. MADAVI
President and CEO
Burr-Brown Corporation

THOMAS J. TROUP
Vice Chairman of the Board
Burr-Brown Corporation

FRANCIS J. AGUILAR
Professor Business Administration
Harvard Business School

JOHN S. ANDEREGG, JR.
Chairman of the Board
Dynamics Research Corporation

BOB J. JENKINS
Corporate Vice President (retired)
Motorola, Inc.

JAMES A. RIGGS
Senior Vice President and Chief Financial Officer
Olin Corporation

OFFICERS AND CORPORATE MANAGEMENT

THOMAS R. BROWN, JR.
Chairman of the Board

SYRUS P. MADAVI
President and CEO

JOHN L. CARTER
Executive Vice President and CFO

ROBERT E. FILIAULT
Vice President, North American Sales

EDWARD C. HAGEN
Vice President, Environmental Control
and Community Services

TILMAN KIESS
Vice President

G. ROGER MYERS
Treasurer

MICHAEL E. PAUGH
Vice President, Quality

MICHAEL M. PAWLIK
Vice President, Marketing

ROBERT E. REYNOLDS
Vice President, Operations

JILL H. RICE
Corporate Secretary

FORM 10-K
A copy of the Company's current annual report on Form 10-K filed with the Securities and Exchange Commission can be obtained without charge by any stockholder upon request to:
                                Investor Relations Department
                                Burr-Brown Corporation, MS-100
                                P. O. Box 11400
                                Tucson, AZ  85734-1400

TRANSFER AGENT
Bank One, Arizona, N.A.
Corporate Trust Division
P.O. Box 71
Phoenix, AZ 85001

COMMON STOCK
NASDAQ National Market System
Ticker Symbol: BBRC

AUDITORS
Ernst & Young, LLP
Tucson, AZ

HEADQUARTERS
P.O. Box 11400
Tucson, AZ  85734-1400
(520) 746-1111
Customer Assistance:  (800) 548-6132