Form 10-K, Exhibit 13
period 1995-12-31
BURR BROWN CORP
filed 1996-03-29
CIK 715577

BURR-BROWN CORPORATION

1995 ANNUAL REPORT

CORPORATE PROFILE

Burr-Brown  Corporation  designs,  manufactures,  and
markets  a  broad line of high-performance,  standard
analog  and mixed signal integrated circuits used  in
the  processing of electronic signals.  Our  products
are used in a wide range of markets and applications,
including  industrial and process control,  test  and
measurement,  medical and scientific instrumentation,
medical    imaging,   digital   audio   and    video,
telecommunications,    personal    computers,     and
multimedia.
Our   product   strategy  is  to  design  proprietary
circuits that yield maximum functional value  in  our
customers'   applications.  Many  of  the   products,
although  produced  in standard  configurations,  are
strategically  designed,  specified,  and  tested  to
position them for targeted applications such as audio
signal    processing   or   sensor-specific    signal
conditioning.
Burr-Brown's     products    include:     operational
amplifiers,  instrumentation amplifiers, programmable
gain    amplifiers,   isolation   amplifiers,   DC/DC
converters,   voltage  references   and   regulators,
voltage-to-frequency    converters,    optoelectronic
amplifiers, analog-to-digital converters, digital-to-
analog   converters,   and   "application   specific"
standard  products.  Our  products  are  manufactured
using  a variety of wafer fabrication processes  that
include  bipolar, complementary bipolar,  BiCMOS  and
CMOS  with lithography requirements down to  the  0.6
micron level.
We  sell  our products worldwide through  our  direct
sales  force, independent sales representatives,  and
third-party distributors. Burr-Brown has  six  direct
sales  offices in the United States and international
sales  subsidiaries in France, Germany, Italy, Japan,
the Netherlands, Switzerland, and the United Kingdom.
Through  direct sales and distributors, our  products
reach over 25,000 OEM customers worldwide. Sales  are
divided    evenly   throughout   the   world,    with
approximately   one-third  from  the  United   States
market, one-third from Europe, and the remainder from
Japan and the South East Asian region.
Burr-Brown  employs over 1,900 people worldwide  with
manufacturing  and  technical facilities  in  Tucson,
Arizona;  Atsugi,  Japan; and  Livingston,  Scotland.
Located  in  Tucson, Arizona, corporate  headquarters
also   includes  an  integrated  circuit  wafer  fab,
assembly   and   test  operations.   Burr-Brown   was
incorporated in Arizona in 1956; stock is traded on NASDAQ under the symbol, BBRC.

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)
          1995 1994 1993 1992
     REVENUE   $269,162  $194,196  $168,577  $162,949
     INCOME FROM OPERATIONS   $40,535   $10,527
$7,785    $6,984
     NET INCOME     $29,212   $6,465    $2,817
$998
     EARNINGS PER SHARE  $1.86     $0.45     $0.20
$0.07
     RETURN ON EQUITY    16%  7%   4%   1%

(BAR CHART GOES HERE)         (BAR CHART GOES HERE)
REVENUE        INCOME FROM OPERATIONS
1992 $162,949       1992 $6,984
1993 $168,577       1993 $7,785
1994 $194,196       1994 $10,527
1995 $269,162       1995 $40,535

(BAR CHART GOES HERE)         (BAR CHART GOES HERE)
EARNINGS PER SHARE       RETURN ON EQUITY
1992 $.07           1992 1%
1993 $.20           1993 4%
1994 $.45           1994 7%
1995 $1.86               1995 16%

TO OUR SHAREHOLDERS
1995   was   an   excellent  year   financially   and
operationally. Financially we achieved record  levels
of  bookings,  revenue, and profit. Our  bookings  of
$290.8  million were an increase of $86.6 million  or
42.4  percent over the previous year. Net revenue  of
$269.2 million was 39% higher than the $194.2 million
of  1994. Net income of $29.2 million was an increase
of  $22.7  million  or 352% over the  previous  year.
Earnings per share rose 313% to $1.86 versus $.45 the
prior  year.  As a result, the price  of  our  stock,
which  doubled  in 1994, more than doubled  again  in
1995.  We  believe  the  same  attractive  investment
potential will be available to our stockholders as we
work to further expand revenue and profits.
Concurrent with these financial results, 1995  marked
another  year  of excellent progress in focusing  our
core  competencies  on  introducing  innovative   new
products   that   provide  practical   solutions   to
difficult real-world signal processing problems. In addition, we have strengthened our relationships with key customers and have become increasingly more market driven.

FINANCIAL HIGHLIGHTS
As  compared to a 39% growth in revenue during  1995,
we  achieved an increase of 352% in net income.  This
result  was  substantially  due  to  our  efforts  to
improve  gross margins and to limit growth of  sales,
marketing,   general   and   administrative   (SMG&A)
expenses.  Gross  margin  for  the  year,  at  $130.9
million,  increased by $43 million or 49% over  1994.
As  a  percentage  of  revenue, annual  gross  margin
improved  3.3  points to 48.6%, with  fourth  quarter
gross margin achieving 49.4%. Our manufacturing  cost
reduction  efforts,  coupled  with  higher   capacity
utilization,  have driven gross margin  gains.  SMG&A
expenses were reduced to 24% of revenue in 1995  from
29%  in  1994.   In absolute dollars, SMG&A  expenses
were  strictly constrained to grow only 16.3% in 1995
as compared to the 39% growth in revenue. As a result
of  the  improvement  in gross margins  and  overhead
expenses, operating income increased to $40.5 million
or 15% of sales, up from $10.5 million or 5% of sales
for last year.
Return  on  equity also improved to 16% from  7%,  as
stockholders' equity grew to $179.1 million  in  1995
from  $87.6  million in 1994. The 1995 year-end  cash
position  of $86.2 million was an increase  of  $76.3
million over year-end 1994. Cash flow from operations was $30.9 million versus $19.9 million for the prior year. We also raised $61.2 million through a sale of 1,750,000 shares of Common Stock on September 22,
1995. The proceeds from this sale will enable us to expand manufacturing capacities in response to strong market demand and provide for investment in new technical capabilities.

MARKETS AND PRODUCTS
Our  core  competencies in defining, developing,  and
manufacturing  high performance amplifiers  and  data
converters   are  ideally  suited  for  serving   our
customers in industrial and process control, and test
and  instrumentation markets. Given our traditionally
strong  relationships with these customers,  we  have
been  working  closely with them to offer  innovative
products that reduce costs and improve performance of
their end products.
Our   commitment   to   these   traditional   markets
withstanding,   we  have  recently   begun   offering
standard  products  that  address  real-time   signal
processing   needs  for  high  volume,  fast   growth
applications  in  communication, personal  computing,
digital  audio  and  imaging systems.  Such  products
often  bring  together challenging  requirements  for
high  speed, single power supply, high precision  and
low   power   consumption,  which   only   very   few
semiconductor  companies  can  accomplish  and  which
require  the same core competencies acquired  through
years   of   experience   serving   our   traditional
markets.Our  standard  product  strategy  is  further
augmented with Application Specific Standard Products
(ASSPs), which offer ideal interfaces for high volume
applications within these fast growing markets. As  a
result of these efforts, we are rapidly expanding our
customer  base  in  these new markets.  For  example,
communication  and personal computing  customers  now
account for 18% of our revenue, as compared
to only 6% two years ago. As we increase our presence
in  new  markets,  we  continue  to  support  a  very
diversified  customer base of over 25,000  customers,
which  are spread over five key markets of industrial
and   process   control,  test  and  instrumentation,
communications, personal computing and multimedia, and digital audio and video.

ORGANIZATION
This  year,  we  continued to enhance  the  operating
infrastructure,   along  with   the   technical   and
managerial  talent of the Company.  Senior  personnel
with substantial industry experience joined us in key
positions  including President of  Burr-Brown  Japan,
Corporate Controller, and Vice President of Worldwide
Sales.  We  added engineering talent  and  reinforced
research  and development momentum in all  our  three
product   development  locations  _  United   States,
Scotland, and Japan.
In  last  year's  Annual Report, I  referred  to  the
implementation  of  a  state-of-the-art   information
system that, once completed, will lead to lower  cost
of  SMG&A expenses and improvements in product  gross
margins, and allow for more effective management on a
worldwide  basis.  To this end,  we  made  very  good
progress  as  several aspects of the capability  were
brought  on-line  in the U.S. and  we  are  currently
piloting    these   capabilities   for   Burr-Brown's
operations worldwide.

OUTLOOK
It  is  quite  clear to us that usage of  analog  and
mixed-signal  ICs  will  continue  to  grow   in   an
increasingly  wide  array  of  emerging  fast  growth
applications.  Such applications range from  cellular
phones   and   personal  communications  systems   to
notebook  and  laptop computers, to  battery  powered
instrumentation. Our core competencies in  developing
high performance analog and mixed- signal ICs ideally
position  us  to  capitalize on  these  rapid  growth
opportunities.  Our  product offerings  will  include
both standard linear products which will serve a wide
range  of  market applications and,  on  a  selective
basis,  products that target specific needs  of  very
high growth applications.
Financially,  we  plan to continue  to  expand  gross
margins   with   continuing  gains  in  manufacturing
efficiency.  Further,  we plan to  improve  operating
margins,  while increasing research and  development,
by limiting growth in SMG&A expenses.
We  are  grateful to our very talented and  dedicated
employees  who  have made it possible  to  make  such
excellent  progress in 1995. We also  appreciate  the
opportunity to serve our customers and to thank  them
for their confidence in Burr-Brown.
As  we examine our recent results and in view of  the
substantially  lower price-earning  multiple  of  our
stock than of our major competitors, we believe Burr-
Brown  offers an attractive reward potential  to  our
stockholders.  We  are  committed  to  realize   this
potential. Thank you for your continued support.
Syrus P. Madavi
President and CEO

BURR-BROWN  IS  MARKET DRIVEN. OUR  HIGH  PERFORMANCE
LINEAR AND MIXED SIGNAL INTEGRATED CIRCUITS ARE  USED
IN  THE  INDUSTRIAL  AND PROCESS  CONTROL,  TEST  AND
INSTRUMENTATION, PERSONAL COMPUTERS  AND  MULTIMEDIA,
DIGITAL AUDIO AND VIDEO, AND COMMUNICATIONS MARKETS.
BURR-BROWN IS MARKET DRIVEN
For  a  company to be successful, it must  be  market
driven.  This  means  continually designing  products
that not only serve its profitable core markets,  but
also  developing  innovative  products  for  emerging
growth  markets.  As a result of a successful  market
driven  strategy,  we  achieved  historic  levels  in
sales,  growth rate, and profitability  in  1995.  We
significantly outperformed the industry averages  and
gained  market share in every major product category.
To   achieve  this,  our  focus  has  been   on   our
traditional  markets  of  Test  and  Instrumentation,
Industrial  and  Process Control,  and  in  important
growth  markets  such  as Digital  Audio  and  Video,
Personal     Computers    and     Multimedia,     and
Communications.
Both  Industrial and Process Control (IPC)  and  Test
and  Instrumentation (T&I) represent long term,  core
markets for us. For decades, Burr-Brown's broad range
of  precision  op amps and data converters  has  been
widely used by thousands of OEM customers in all  our
major geographic markets.
We  value the solid relationships we hold with  these
customers  and have refocused our product development
resources  to  meet their needs. As  an  example,  we
introduced the ADS7833, a 12-bit triple A/D  targeted
for  the  fast growing AC motor control market.  This
development evolved from our close collaboration with
a    select   group   of   European   motor   control
manufacturers.
Increased   new   product   introductions   in    our
operational,  instrumentation, isolation,  and  power
amplifiers  along  with  industrial  data   converter
families  have helped us maintain our position  as  a
"preferred" supplier in these markets.
Communications  has emerged as a major  market  force
driving  analog and mixed signal circuit  demand.  We
have been successful in supporting both broadband and
wireless  applications. Our initial success in  these
markets  was  achieved through design-wins  with  our
high     performance    standard    products_standard
configurations   of   operational    and    isolation
amplifiers  and  high  performance  data  converters.
Having  acquired new capabilities in 0.6 micron  CMOS
processes  and  high  speed  converter  designs,   we
combined   and  channeled  these  capabilities   into
standard  and  application  specific  products   that
target  many of the fastest growing segments in  this
market.
In the Digital Audio market, Burr-Brown and Sony were
among  the  pioneering companies that  achieved  cost
breakthroughs  in  the digital  processing  of  audio
signals  thus enabling the emergence of  consumer  CD
players  in  the  1980s. Several product  generations
later,  our  SoundPLUS  series  of  digital-to-analog
converters (DACs) are still performance benchmarks in
digital  sound  quality. Our new PCM1717,  an  18-bit
DAC, combines proprietary design techniques in analog
and  digital  signal processing on a state-of-the-art
0.6 micron CMOS process. This combination establishes
a   new  price/performance  ratio  that  extends  our
ability to win designs through the entire spectrum of
digital audio applications.
Since  1994, we have been aggressively designing  new
products   for  digital  video  applications;   these
applications are often combined with existing digital
audio  opportunities.  Our  OPA640  family  and  more
recently  our OPA650 family of SoundPLUS  operational
amplifiers  were designed with the application  needs
of digital video customers in mind.
In the Personal Computer (PC) and multimedia markets,
as  customers  seek  to upgrade  their  systems,  our
reputation in audio technology has made our  products
attractive in a number of applications such as CD-ROM
drives  used  in  both PCs and high  end  video  game
machines. We have also been able to adapt our voltage
regulator  technology to support  a  family  of  line
terminators  that  facilitates  computer   peripheral
communication   over   the  Small   Computer   System
Interface (SCSI) bus.
OUR NEW INSTRUMENTATION AMPLIFIERS AND D/A CONVERTERS
ARE 'INDUSTRY STANDARD' PRODUCTS USED IN SUCH DIVERSE
APPLICATIONS   AS  TRANSPORTATION  SYSTEMS,   MEDICAL
MONITORING   SYSTEMS,  COMPUTER  CONTROLLED   MACHINE
TOOLS,   SEMICONDUCTOR  TEST  EQUIPMENT,   INDUSTRIAL
ROBOTICS,   MOTOR   CONTROLS,  AND  PROCESS   CONTROL
SYSTEMS.
INDUSTRIAL AND PROCESS CONTROL
The   backbone  of  the  world's  economies  is   its
manufacturing industries. Built into this  industrial
infrastructure   is  a  huge  range   of   electronic
applications that drive the market commonly described
as  Industrial and Process Control. Its  applications
are  as  diverse as locomotive engine controls  on  a
train  in  Germany  to feedstock flow  control  in  a
Mexican  refinery  to  guiding  a  robot  arm  on  an
automobile assembly line in Japan. Revving  a  motor,
gating  a  valve,  positioning a  robot,  stopping  a
train,   these  are  typical  "real  world"   control
applications that utilize Burr-Brown's core  standard
products  such  as instrumentation amplifiers  (IAs),
isolation  amplifiers, and data converters_analog-to-
digital   converters  (ADCs)  and   digital-to-analog
converters  (DACs). This year we introduced  key  new
products in all these areas. The INA116, a monolithic
IA  with a FET-input, was selected by the editors  of
EDN  magazine  as one of 13 "innovative semiconductor
products   of   1995."   Its   unique   low   current
characteristics   make   it   ideal   for   sensitive
measurements in industrial environments.
Many   industrial  applications  need  isolation   of
voltages  and  currents across interfaces,  often  to
protect  personnel, but just as frequently to isolate
sensitive  electronics such as sensors  or  computers
from  high  currents and voltages used  to  position,
operate,  or  switch  heavy  equipment.  The  ISO213,
introduced in 1995, continues our line of proprietary
products   that   address  this   requirement.   This
"isolated   IA"  is  ideally  suited  for  industrial
environments where protection is needed  between  the
process   and  sensitive  electronic  instrumentation
monitoring the process.
This important market comprised almost 30% of our 1995 sales and grew more than 20% in all major regions. Our products are a part of major IPC systems at industry-leading companies such as Elsag-Bailey, Siemens, ABB, Omron, and Yokogawa. We also support thousands of other OEM customers that manufacture systems or subsystems for this market. Once designed into an application in this industry, our products are likely to remain in the product for the six to twelve year life cycle of the equipment.

TEST AND INSTRUMENTATION
If  the  Industrial & Process Control market  is  the
backbone  of  the  world's economies,  the  Test  and
Instrumentation market is its nervous system. All the
real  world  phenomena around us need to  be  sensed,
measured,    tracked,   collected,   analyzed,    and
displayed.  Growth in this market is accelerating  as
industrial    expansion,    environmental     issues,
semiconductor production and test, medical  research,
health  care,  and other market drivers  demand  more
electronic measuring and monitoring.
This   highly  diversified  market  has  three   main
segments:   medical,   analytical,   and   test   and
measurement, all of which find our products  relevant
to  their system needs. Almost a quarter of our sales
evolved  from  design wins in these applications_this
was an increase of nearly 30% from a year ago.
We   support   a   significant   range   of   medical
applications  from  large systems down  through  hand
held   consumer  devices.  And,  we  are  a  dominant
supplier  of  sensor  interface and  data  conversion
ASSPs  to  the world's leading manufacturers  of  CAT
scanning  equipment  such  as  Picker,  Siemens   and
Toshiba.  Major  system suppliers of  Automatic  Test
Equipment   (ATE)  such  as  Advantest,  Ando,   Asia
Electric, LTX and Teradyne are all significant  users
of our op amp and data conversion products.
Our  broad  line of standard products  in  the  small
signal amplifier, power amplifier and data conversion
areas  positions us to serve a wide variety of  those
applications.  We recently introduced the  industry's
first "dual" instrumentation amplifier_INA2128  is  a
low  power general purpose IA that delivers excellent
accuracy  and is ideally suited for battery  operated
systems.  Other amplifier introductions such  as  the
PGA206/207  extend our product lead  in  programmable
gain  amplifiers suited for use in test  systems  and
analytical and scientific instruments.
Complementary products introduced in 1995 include two
new  16-bit digital-to-analog converters, the  DAC714
and  the  DAC715. The DAC715 with its  microprocessor
interface   is   designed  to  excel  in   analytical
instruments, function generators, network  analyzers,
ATE  pin electronics, and more. And, with a price 40%
lower  than  competing products, it's well positioned
to capture new design-wins.
FROM  THE  EARLY 90S, OUR LINEAR AND DATA  CONVERSION
PRODUCTS  HAVE BEEN KEY COMPONENTS IN MANY WIRED  AND
WIRELESS  COMMUNICATION SYSTEMS. IN  THE  FUTURE,  WE
WILL   ADD  APPLICATION  SPECIFIC  STANDARD  PRODUCTS
(ASSPS),   ENGINEERED  IN  COLLABORATION   WITH   KEY
CUSTOMERS, TO ENHANCE OUR PRESENCE IN COMMUNICATIONS.
COMMUNICATIONS
In the first half of this decade, the world witnessed
explosive  growth  in  the communications  market.  A
remarkable convergence of market forces will continue
to  drive  exceptional opportunities in  applications
for  this  market  throughout  the  90s  and  beyond.
Favorable  shifts  in government  regulations,  rapid
hardware advances, the Internet, the fusion of the PC
and  the telephone, equipment portability, population
mobility,  emerging economies, and many,  many  other
factors are stimulating a communications revolution.
Burr-Brown  has leveraged its standard products  into
systems  with  major telecommunication companies_with
products  designed into switching gear for  broadband
"wired" applications and base stations for "wireless"
cellular  applications. We have developed significant
supplier relationships with Nokia, Ericcson, Northern
Telecom, AT&T, and NEC for example. While at  12%  of
sales  our  overall dollar volume in this  market  is
still  small, sales grew almost 50% in 1995. And,  we
are  positioned  to participate in a number  of  high
growth applications in the future.
Within    the   overall   robust   growth   in    the
communications market are emerging applications  that
have  the  potential for accelerated  growth  greater
than  the  market averages. As broadband applications
expand, using digital encoding techniques, the demand
for    analog-to-digital   conversion   and   network
interfacing    chips    is    providing     excellent
opportunities.  Today HDSL hardware (High  data  rate
Digital Subscriber Line) as an example, supports high
data rate links from telco central office switches to
subscribers.  Future high speed  links  will  provide
subscribers with bandwidth for Internet access, video-
on-demand, and real-time interactive services.  Burr-
Brown's  high speed, pipelined converters  and  delta
sigma  A/D  converters  along with  specialized  high
speed   operational   amplifiers  are   "application-
enabling" products embedded in these applications. We
have  aligned our product development with recognized
industry  leaders in this market such as PairGain  to
maximize our future successes.
In  the  wireless area, our components are making  an
impact on the fast growing base station applications;
and,  as wireless moves to micro-cells, PCS (Personal
Communication Systems), and wireless local  loop,  we
expect  to  maintain  a  strong  presence  in   these
applications  as well. Capitalizing on  state-of-the-
art   0.6   micron   CMOS  processes   coupled   with
proprietary   analog  design  techniques,   we   have
positioned the recently introduced ADS800  family  of
pipelined  converters  at  the  forefront  of  design
activity  in  this  rapid  growth  area.  Today,  our
ADS7800  family  is  in  volume  production  for  the
current generation of these products.
Other industry segments such as special mobile radio,
satellite  TV,  cable  modems, advanced  paging,  and
fiber  optics are but a few of the additional  market
areas  where  our products have captured design-wins.
The  new  OPA640 and OPA650 series of amplifiers  use
advanced  complementary bipolar processes to  achieve
performance  levels  needed for these  communications
products.
As  long  as  voice communications exist, analog  ICs
will be required. As this market expansion continues,
Burr-Brown   will   push  its  design   and   process
technology  to  stay  in  synch  with  the  needs  of
communication   systems  designers.   System   design
expertise,   advanced   CMOS   processes   to   0.3,
complementary   BiCMOS  processes,  and   application
specific circuit configurations are all tools we will
use  to  expand our penetration into this exceptional
growth market.
BURR-BROWN'S PCM DATA CONVERTERS HAVE EVOLVED FROM CD
PLAYERS  TO  USES IN A BROAD RANGE OF  DIGITAL-AUDIO,
PERSONAL    COMPUTERS,    MULTIMEDIA,    AND    VIDEO
APPLICATIONS.  OUR  NEW HIGH SPEED  ANALOG-TO-DIGITAL
CONVERTERS AND VIDEO AMPLIFIERS ARE SIGNAL PROCESSING
SOLUTIONS  FOR  APPLICATIONS  IN  SCANNERS,  CD   ROM
PLAYERS, CAMCORDERS, KEYBOARDS, AND OTHER HIGH VOLUME
COMPUTER AND CONSUMER PRODUCTS.
PC AND MULTIMEDIA
The  evolution  of  the  microcomputer  continues  to
produce  an  extraordinary array of PC and multimedia
applications.  New  generations  of  CISC  and   RISC
processors reduce the cost of creating quality  audio
and  high  resolution video on PCs, workstations,  or
other  microprocessor-based platforms such  as  video
game players. Although the PC and Multimedia markets,
at  6%,  are a relatively small portion of our sales;
our sales growth rate, at 150%, was signifcant. As we
continue  to tap into the dynamic growth this  market
offers,  we will capitalize on several unique  niches
that match our capabilities.
With  our SoundPLUS reputation in digital audio, many
customers  in  these markets use "Burr-Brown's  sound
quality"  as a way of differentiating their products'
performance. Consequently, this series of digital-to-
analog  converters has been designed into high volume
applications such as CD-ROMs, high-end game  players,
optical  disk  drives and "add-in"  multimedia  sound
cards for PCs. By combining a sub-micron CMOS process
with  advanced  DSP  techniques  and  advanced  audio
design expertise, our new SoundPLUS products such  as
the PCM1710, the PCM1715, and the PCM1717 have helped
us  achieve  the  very competitive  price/performance
levels required for these applications.
Major  worldwide suppliers of CD-ROM drives  such  as
NEC  and  Mitsumi have adopted our PCM technology  in
their  current generation of products.  And,  we  are
well  positioned to capture designs in future product
generations as well.
By   using   our  core  competencies  in  operational
amplifier  and regulator design to produce ASSPs  for
the  Small Computer Systems Interface (SCSI), we  now
have  a  strong presence in this market. Our recently
introduced REG5608 follows the REG5601 and REG1117 in
providing  bus  termination for computer  peripherals
complying  with SCSI standards. A growing  number  of
hard  disk  drives,  printers, optical  disk  drives,
scanners,  tape  drives and their associated  cabling
systems   with  SCSI  compatibility   can   use   our
terminators.
We   currently   support  many  major  suppliers   of
peripherals and accessories such as HP, Conner, Methode, IBM, Fujitisu, Samsung, as well as other
"clone" manufacturers in South East Asia.

DIGITAL AND VIDEO
Any  time real-world sounds and images are digitized,
an  application for analog signal processing and data
conversion is created. The rapidly declining cost  of
digital  signal processing continues to generate  new
applications and to enhance existing ones in  digital
musical  instruments, laser disc  players,  video  CD
players, compact disc players, movie, studio and home
theater  systems, scanners, camcorders,  photographic
imaging, copiers, professional audio systems, digital
cameras and many more.
As one of the early pioneers in digital processing of
audio signals, Burr-Brown is a "revered" name in  the
audio  world.  Our  SoundPLUS series  of  digital-to-
analog  converters (DACs) are used in a wide  variety
of  consumer  and professional audio  equipment.  The
newest  member  of this product group,  PCM1717,  was
introduced in 1995. This 18-bit DAC combines advanced
delta  sigma design techniques and a 0.6 micron  CMOS
process  to deliver the best price/performance  ratio
in  the industry. Its small PC board "footprint"  and
single  5  volt power supply make it ideal  for  many
high  volume  applications such as  automotive  sound
systems, bookshelf CD players, keyboards, MPEG audio,
MIDI, set-top-boxes and CD-Interactive and CD-Karaoke
systems. Digital Audio is one of our largest  markets
and  in 1995, we secured among our significant design
wins   many   of   the   marquee   names   in   audio
products_Sony, Samsung, Yamaha, Pioneer, Roland, NEC,
Alpine, Denon, and Alesis.
Complementing our audio capabilities, we developed  a
new  series  of SpeedPLUS operational amplifiers  for
video signal processing. Using advanced complementary
bipolar   processing  technology,  the  OPA658,   the
OPA2658  and the OPA4658 offer single, dual and  quad
configurations in cost and space saving surface mount
packaging.  These versatile high speed  products  are
not     only    used    in    variety    of     video
applications_digital  cameras,   copiers,   scanners,
broadcast equipment and video switching, but also are
designed  into  many communications  applications  as
well.  We  are  also  developing  ASSP  products  for
camcorders    to   integrate   key   analog    signal
conditioning functions onto the same chips with high speed A/D converters.
By maintaining a market driven strategy, we believe we can outperform the industry averages and gain market share again in 1996.

CONSOLIDATED STATEMENTS OF INCOME
BURR-BROWN CORPORATION AND SUBSIDIARIES _In
thousands, except per share amounts
Years Ended December 31,      1995      1994
1993
NET REVENUE                        $269,162  $194,196
$168,577
% increase in revenue over prior year   39%       15%
3%
COST OF GOODS SOLD            138,257   106,242
86,975
GROSS MARGIN                  130,905   87,954
81,602
     % of revenue                  49%       45%
48%
EXPENSES:
RESEARCH AND DEVELOPMENT      25,733    21,851
19,752
     % of revenue                  10%       11%
12%
SALES, MARKETING, GENERAL AND ADMINISTRATIVE 64,637
55,576    54,065
     % of revenue                  24%       29%
32%
TOTAL OPERATING EXPENSES      90,370    77,427
73,817
     % of revenue                  34%       40%
44%
INCOME FROM OPERATIONS             40,535    10,527
7,785
     % of revenue                  15%       5%
5%
INTEREST EXPENSE                   1,131
1,725               2,338
OTHER (INCOME) EXPENSE        (613)     511  900
INCOME BEFORE INCOME TAXES         40,017    8,291
4,547
     % of revenue        15%  4%   3%
PROVISION FOR INCOME TAXES         10,805    1,826
1,730
     Effective tax rate       27%  22%  38%
NET INCOME          $    29,212    $    6,465     $
2,817
     % of revenue        11%  3%   2%
     % increase in net income over prior year
352% 129% 182%
EARNINGS PER COMMON SHARE          $    1.86 $
0.45      $    0.20
     Shares used in per common share calculation
15,696    14,498    14,376

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
EQUITY
BURR-BROWN CORPORATION AND SUBSIDIARIES_In thousands
                               Additional
Cumulative
Common Stock       Paid-In    Retained   Translation
Treasury Stock                  Shares  Amount
Capital    Earnings   Adjustment  Shares      Amount
Total
BALANCE AT JANUARY 1, 1993    9,656     $    97   $
25,943    $    50,115    $    2,050     93   $
(762)     $    77,443
Net income                                   2,817
2,817
Foreign currency
     translation adjustment
33                       33
Stock options exercised  10                  70
70
Treasury stock acquired
38        (302)          (302)
Affiliate's stock activity
(510)                                   (510)
BALANCE AT DECEMBER 31, 1993  9,666     97   26,013
52,422    2,083     131  (1,064)   79,551
Net income                    6,465
6,465
Foreign currency
     translation adjustment
1,421               1,421
Stock options exercised  48        387
387
Treasury stock acquired                           14
(157)     (157)
Affiliate's stock activity                   (45)
(45)
BALANCE AT DECEMBER 31, 1994  9,714     97   26,400
58,842    3,504     145  (1,221)   87,622
Net income                    29,212
29,212
Foreign currency
     translation adjustment
(342)               (342)
Stock split at three-for-two  4,859     37   (37)
81        0
Stock options exercised  213  13   2,094
2,107
Stock offering 1,750     18   61,195
61,213
Treasury stock acquired                           26
(460)     (460)
Affiliate's stock activity              46   (253)
(207)
BALANCE AT DECEMBER 31, 1995  16,536    $    165  $
89,698    $    87,801    $    3,162     252  $
(1,681)   $179,145

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

BURR-BROWN CORPORATION AND SUBSIDIARIES_In thousands
December 31,                          1995   1994    1993
                  ASSETS
CURRENT ASSETS
Cash and cash equivalents            $42,477  $9,925  $13,066
Short-term investments                43,738
Trade receivables                     55,713  39,642  34,822
Inventories                           47,852  40,092  44,036
Deferred income taxes                 3,273    331    1,011
Other                                 3,190   2,182   2,091
                TOTAL CURRENT ASSETS  196,243         92,172
95,026
LAND, BUILDINGS, AND EQUIPMENT
Land                                 3,393    3,396   3,378
Buildings and improvements          23,294    21,988  20,818
Equipment                           100,812   88,584  76,853
                                    127,499   113,968 101,049
Less accumulated depreciation       (76,075)  (68,
072)                                (58,622)
                                    51,424    45,896  42,427
OTHER ASSETS                         4,582    4,940   4,609
                                    $252,249  $143
,008                               $142,062

  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                         $17,904 $16,964 $15,000
Accounts payable                      17,359  12,747  9,064
Accrued expenses                      8,703   7,485   9,610
Accrued employee compensation and payroll taxes       8,929      4,834
4,284
Deferred profit from distributors     6,198   1,792   1,096
Income taxes payable                  6,092   1,630   3,593
Current portion of long-term debt     1,150   1,097   2,923
           TOTAL CURRENT LIABILITIES  66,335  46,549  45,570
LONG-TERM DEBT                        1,808   1,839   8,802
DEFERRED GAIN                         2,619   4,116   5,612
DEFERRED INCOME TAXES                  159    1,182   1,194
OTHER LONG-TERM LIABILITIES           2,183   1,700   1,333
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value-authorized 2,000
shares;
 none issued or outstanding
Common stock, $.01 par value-authorized 40,000
shares; issued and
 outstanding, including treasury shares: 1995-16,536
shares;
 1994-14,571 shares; 1993-14,499 shares        165      97       97
Additional paid-in capital            89,698  26,400  26,013
Retained earnings                     87,801  58,842  52,422
Equity adjustment from foreign currency translation         3,162
3,504                               2,083
Treasury stock; at cost: 1995-252 shares; 1994-218 shares; 1993-197 shares
(1,681)                             (1,221)   (1,064)
                                      179,145 87,622  79,551
                                      $252,249   $    143,008    $
142,062

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
BURR-BROWN CORPORATION AND SUBSIDIARIES_In thousands

Years Ended December 31,               1995   1994    1993
OPERATING ACTIVITIES
NET INCOME                            $29,212 $6,465  $2,817
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY
OPERATING ACTIVITIES:
 Depreciation and amortization        12,712  10,615  10,072
 Amortization of deferred gain        (1,497) (1,496) (1,497)
 Provision for inventory reserves     1,974   1,883   5,870
 Provision (benefit) for deferred income taxes        (3,983)         707
(457)
 Increase (decrease) in deferred profit from distributors        4,406
696                                   1,096
 Other                                 778     608     793
CHANGES IN OPERATING ASSETS AND LIABILITIES:
 (Increase) decrease in trade receivables     (17,
256)                                  (2,484) (3,792)
 (Increase) decrease in inventories   (10,197)        3,179      (7,812)
 (Increase) decrease in other assets          (561)    130       836
 Increase (decrease) in accounts payable      5,269   2,789      (129)
 Increase (decrease) in accrued expenses and other liabilities
10,072                                (3,169) 4,986
NET CASH PROVIDED BY OPERATING ACTIVITIES30,92919,92312,783

INVESTING ACTIVITIES
Purchases of short-term investments (43,738)
Purchases of land, buildings, and equipment       (17,574)  (12,055)  (7,117)
Proceeds from sale of equipment        191     462     208
NET CASH USED IN INVESTING ACTIVITIES(61,121)(11,593)(6,909)

FINANCING ACTIVITIES
Proceeds from short-term and long-term borrowings    1,374  16,366    1,919
Principal payments on short-term and long-term borrowings   (1,681)   (27,339)
(3,949)
Proceeds (payments) for capital stock activity, net         62,653    185
(293)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES 62,346  (10,788)  (2,323)

Effect of exchange rate changes on cash        398   (683)  25
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS32
,552                         (3,141) 3,576

Cash and cash equivalents at beginning of year       9,925  13,066    9,490
CASH AND CASH EQUIVALENTS AT END OF YEAR $    42,477  $9,925     $
13,066

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BURR-BROWN CORPORATION AND SUBSIDIARIES_In thousands, except per share amounts
December 31, 1995

ACCOUNTING POLICIES
ORGANIZATION: Burr-Brown Corporation develops, manufactures and markets electronic components including precision linear, data conversion and mixed signal integrated circuits. These products address applications for both analog and digital signal processing relating to communications, industrial and process control, test and measurement, medical instrumentation, digital audio, multimedia, imaging and personal computer systems. Principal markets for these products are North America (principally the United States), Europe (Germany, the United Kingdom and elsewhere) and Asia (principally Japan). Revenue from these applications in these markets can be volatile and is dependent on general economic conditions.
USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Burr-
Brown Corporation and its majority owned subsidiaries
(the Company), of which all but two are wholly-owned.
Investments in which ownership is at least 20% but not over 50% are accounted for under the equity method. Other investments are accounted for using the cost method. All significant intercompany accounts and transactions are eliminated.
INVENTORIES: Inventories are valued at the lower of cost (first-in, first-out basis) or market. The
Company maintains a valuation reserve which reflects the Company's estimate of the impact on inventories of potential obsolescence, excess quantities, and declines in market prices.
LAND, BUILDINGS, AND EQUIPMENT: Land, buildings, and equipment are stated at cost. Depreciation on buildings and equipment is computed by the straight-line method over the estimated useful lives ranging from three to forty years.
DEFERRED PROFIT FROM DISTRIBUTORS: A portion of the
Company's revenue is from sales made to domestic distributors under agreements which provide for certain price protection and limited product return privileges. As a result, the Company defers recognition of the gross profit on such sales until the merchandise is sold by the distributors.
INCOME TAXES: Income taxes are determined utilizing the liability method. This method gives consideration to the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.
FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries have been translated in accordance with Statement of Financial
Accounting Standards (SFAS) No. 52, Foreign Currency
Translation. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of stockholders' equity. Transaction gains and losses, which are not significant for all years presented, are reflected in income currently.
CONCENTRATION OF CREDIT RISK: Financial instruments which could potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments and trade receivables.
The Company maintains cash and cash equivalents at various financial institutions. These financial institutions are located throughout the world and Company policy is designed to limit exposure to any one institution and takes into account the relative credit standing of these institutions. The Company's short-term investments are primarily purchased through one high credit quality financial institution. These investments are a direct obligation of the U.S. Treasury.
Credit risk with respect to trade receivables is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries.
Furthermore, management continually monitors and adjusts allowances associated with these receivables.
STOCK ISSUED TO EMPLOYEES: Stock options are granted to employees under the Company's Stock Incentive Plan with an exercise price equal to the fair value of the shares at date of grant. The Company accounts for stock option grants in accordance with APB Opinion
No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.
EARNINGS PER SHARE: Earnings per share is based on the weighted average number of shares of common stock outstanding during the year, plus incremental common equivalent shares. The treasury stock method is used in computing the incremental common stock equivalents which would result from exercise of outstanding dilutive stock options based upon the average market value of common stock. All references to share and per share amounts have been restated to reflect a three-for-two stock split effective May, 1995.
RECLASSIFICATIONS: The 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
The Company classifies highly liquid investments with original maturity of three months or less as cash equivalents. Short-term investments consist of highly liquid investments with original maturities ranging from three months to one year.
On January 1, 1995, the Company adopted FAS 115,
Accounting for Certain Investments in Debt and Equity
Securities. There was no cumulative effect as a result of adopting FAS 115. Cash equivalents and short-term investments, at December 31, 1995, classified as held-to-maturity, consisted of U.S.
Treasury and U.S. government agency securities for which cost, $78,677, approximated market value.
Income received from cash equivalents and short-term investments amounted to $1,160 in 1995.

INVENTORIES
Inventories consist of the following:

Years Ended December 31,              1995   1994    1993
Finished goods                        $16,180 $15,133 $18,108
Work-in-process                       17,830  12,789  14,342
Raw materials                         13,842  12,170  11,586
                                      $47,852 $40,092 $44,036

FOREIGN CURRENCY FORWARD CONTRACTS
As a result of selling its products in overseas markets, the Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its foreign currency receivables. The
Company currently nets the receivables and payables, due from subsidiaries to the Company, creating a natural hedge against foreign currency rate fluctuations. Net receivables are further hedged through the purchase of foreign currency forward contracts. The Company marks to market both the hedges and the underlying transactions at the end of each reporting period. The realized and unrealized gains and losses resulting in the changes in exchange rates are included in income in the period in which the changes occur. Such realized and unrealized gains and losses are not significant for all periods presented.
As of December 31, 1995, the Company had entered into forward contracts to sell Japanese Yen, German Marks and British Pounds. These foreign exchange contracts are with a major commercial U.S. bank. Maturity dates of the forward contracts ranged from January 12, 1996, to February 2, 1996. The outstanding contracts at December 31, 1995, had a contract value of $7,018 and a fair value of $7,164.

NOTES PAYABLE
The Company has available short-term credit facilities of approximately $61,950 with $17,904 outstanding at December 31, 1995. There are no compensating balance requirements. Approximately
$41,500 of the available short-term credit facilities are in foreign currencies and are used to support the Company's foreign operations. Interest rates are tied to prevailing national base rates and the weighted average rates for 1995, 1994 and 1993 were 3.6%, 4.1% and 5.8%, respectively. These credit facilities are renewable annually at various dates.

LONG-TERM DEBT
Long-term debt consists of the following:

December 31,                          1995   1994    1993
Capitalized lease arrangements - various terms and
interest rates                        $2,745  $2,003  $974
Secured senior note, repaid in 1994                   8,545
5.00% - 6.05% yen denominated notes - repaid in 1995                  653
1,729
Other                                  213     280     477
                                      2,958   2,936   11,725
Less current portion                  1,150   1,097   2,923
                                      $1,808  $1,839  $8,802

The Company has a $15,000 revolving line of credit.
The Company may designate a term of interest at LIBOR
+ 2% of one, two, three or six months. In addition,
the Company may borrow with interest accruing at the
bank's prime rate or a "bid rate" under this line of
credit. This facility is collateralized by certain
accounts receivable and inventories. A quarterly
commitment fee of 1/4 percent per annum is assessed
on the unused portion of the revolving credit line.
There are several liquidity, debt, net worth and debt
coverage loan covenants as well as certain capital
spending restrictions under this facility. The
Company is in compliance with these covenants and
restrictions as of December 31, 1995. There are no
compensating balance requirements. This revolving
line of credit is subject to renegotiation and
renewal on January 31, 1996.
Under the various long-term debt agreements, the
Company is obligated to pay the following principal
amounts for each of the next five years:
          1996                             $1,150
          1997                             $ 976
          1998                             $ 438
          1999                             $ 281
          2000                             $ 100
Interest paid on all debt amounted to $947, $1,988 and $2,759 in 1995, 1994, and 1993, respectively.

INCOME TAXES
Income before income taxes is comprised as follows:

                                       1995   1994    1993
Domestic                              $31,077 $5,063  $1,093
Foreign                               8,940   3,228   3,454
                                      $40,017 $8,291  $4,547

The components of the provision (benefit) for income taxes are as follows:

                                       1995   1994    1993
Current:
U.S. Federal                          $8,785  $(141)  $155
Foreign                               3,284   1,485   1,643
State                                 2,701   (186)    542
                                    14,770   1,158   2,340
Deferred:
U.S. Federal                        (3,617)    118   (121)
Foreign                                 58     169   (108)
State                                (406)     381   (381)
                                    (3,965)    668   (610)
                                      $10,805 $1,826  $1,730

Actual current tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity of $841 for 1995. The tax benefit from stock option activity is recorded as a reduction in current income taxes payable and an increase in additional paid-in capital.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, 1995, 1994, and 1993, are as follows:

                                      1995   1994    1993
DEFERRED TAX LIABILITIES:
 Depreciation                         $(2,331)   $    (1,935)    $
(2,352)
 Other, net                                   (435)   (393)
Total deferred tax liabilities        (2,331) (2,370) (2,745)
DEFERRED TAX ASSETS:
 Inventory reserves and capitalization        2,809   2,965      5,099
 Tax credit carryforwards                     4,612   2,753
 Sale leaseback                       1,057   1,652   2,251
 Intercompany transactions            1,816      3     501
 Foreign loss carryforwards            520     664     469
 Distributor reserves                 2,583    719     440
 Employee benefits reserves           1,102    531     477
 Other, net                           1,319    169     400
Total deferred tax assets             11,206  11,315  12,390
Valuation allowance                   (5,761) (9,796) (9,828)
Net deferred tax assets               5,445   1,519   2,562
Net deferred tax assets (liabilities)    $    3,114   $(851)     $
(183)

The valuation allowances are recorded to offset deferred tax assets which can only be realized by earning taxable income in future years. Management established the valuation allowances because it cannot be assured that such income will be earned.

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate follows:

                                         Percent of Pre
tax Income
                                       1995   1994    1993
U.S. Federal statutory rate           35.0%   34.0%   34.0%
Foreign taxes in excess of (less than) U.S. federal statutory rate
(0.8)                                 6.7     (0.3)
Foreign sales corporation             (1.5)
State taxes, net of federal benefit    3.7     2.3     3.5
Research and development and minimum tax credit carryforwards
(10.2)
Domestic temporary differences not previously benefited
(18.6)
Other                                  0.8    (2.4)    0.8
Effective tax rate                    27.0%   22.0%   38.0%

Undistributed earnings of foreign subsidiaries were $16,967 at December 31, 1995. No provision for U.S.
tax has been made on these undistributed earnings as they are intended to be permanently reinvested.
Substantially all tax expense associated with the receipt of such undistributed earnings would be offset by foreign tax credits.
Certain foreign subsidiaries have net operating loss carryforwards totaling $1,003, of which $791 can be carried forward indefinitely with the remainder expiring at various dates beginning in 1997. No financial statement benefit has been recognized for the foreign operating loss carryforwards.
Net income taxes paid amounted to $8,970, $2,968 and $777 in 1995, 1994, and 1993, respectively.

STOCKHOLDERS' EQUITY_Share amounts in thousands
The Company adopted an Incentive Stock Plan in 1981 which was amended and restated in 1983. Under this plan, options were granted to key employees, subject to certain limitations to purchase an aggregate of 1,407 shares of common stock at not less than the fair market value on the date of the grant. All options under the plan must be exercised within ten years from the date of the grant. This plan expired in 1993 and no further options will be granted under this plan. However, all options outstanding under this plan will continue to have full force and effect in accordance with their terms.
In 1993, the Company adopted the 1993 Stock Incentive
Plan. This plan is intended to benefit the Company by providing an incentive to certain key employees, directors and consultants. The aggregate number of shares which may be issued under this plan shall not exceed 1,620 shares, including 720 shares available from the 1981 Plan. These shares have been adjusted to reflect a three-for-two stock split effected in 1995. This plan is administered by a committee of the Board of Directors. The option price per share shall be fixed by the committee, but in no event shall the option price per share be less than the fair market value on the date of the grant. The committee also determines the date on which granted options will become exercisable, although all options under this plan must be exercised within ten years from the date of grant.
In December, 1995, the Company instituted a plan to purchase up to 500 shares of the Company's common stock in the open market. Purchase activity will be ongoing and timed to take advantage of what the Company considers to be a favorable price for its stock. The acquired shares will be used to provide shares for the employee stock option programs.
Summarized transactions under the above stock option plans are as follows:

                                            SharesOption Price
                                         Under OptionPer Share
                BALANCE AT JANUARY 1, 1993   680   $3.00-   $    10.67
Granted                                      127    4.67-        5.09
Exercised                                   (15)    4.67-        4.67
Canceled                                   (419)    3.00-        8.36
              BALANCE AT DECEMBER 31, 1993   373    4.50-        10.67
Granted                                      771    4.33-        5.83
Exercised                                   (72)    4.67-        5.87
Canceled                                    (75)    4.67-        10.50
              BALANCE AT DECEMBER 31, 1994   997    4.33-        10.67
Granted                                      300    8.50-        35.00
Exercised                                  (215)    4.33-        10.67
Canceled                                    (36)    4.50-        8.50
              BALANCE AT DECEMBER 31, 1995 1,046   $4.33-   $    35.00

 Stock options for 303, 278 and 261 shares were exercisable at December 31, 1995, 1994 and 1993, respectively.
 During 1989, the Board of Directors declared a dividend distribution of one common stock purchase right for each outstanding share of common stock.
 The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the common stock. At that time, a right plus $0.3167 may be exchanged for one one-hundredth share of common stock of the Company. Upon the acquisition of 40% or more of the Company's common stock (unless at least 80% is acquired in a cash tender offer), the holders of rights (other than the acquirer) will have the right to purchase shares of the Company's common stock at half its market value. In addition, the rights provide that upon the merger or transfer of 50% or more of the assets or earning power of the Company to a person who has acquired at least 20% of the common stock, the holders of rights will have the right to purchase shares of the acquirer's common stock at half its market value.
 The rights are subject to mandatory redemption for $0.0067 per right at the discretion of the Company's Board of Directors. All rights expire on August 9, 1999, unless extended or redeemed by the Company and do not have dividend or voting privileges while outstanding.

FOREIGN OPERATIONS, GEOGRAPHIC AND SEGMENT DATA
The Company operates predominately in one segment, the electronic component industry.
The consolidated financial statements include the accounts of wholly-owned foreign subsidiaries.
Transfers of inventories to these foreign subsidiaries are negotiated based on market prices.
The following summary by operational area includes both net revenue from unaffiliated customers and transfers between geographic areas. The Far Eastern region consists of activity primarily from Japan. The
United States operations include corporate activity that benefits the Company as a whole.

                                       1995   1994    1993
NET REVENUE:
 NORTH AMERICAN OPERATIONS:
  Unaffiliated customers              $95,667 $73,927 $61,124
  Foreign unaffiliated customers      17,250  13,858  11,353
  Consolidated subsidiaries           87,721  77,290  69,451
                                    200,638165,075 141,928
 EUROPEAN OPERATIONS:
  Unaffiliated customers            64,794  48,606  43,625
  Consolidated subsidiaries         13,225  10,981  12,760
                                    78,019  59,587  56,385
 FAR EASTERN OPERATIONS:
  Unaffiliated customers            91,451  57,805  52,475
  Consolidated subsidiaries          4,037   4,160   2,919
                                    95,488  61,965  55,394
  Eliminations                      (104,983)(92,431)(85,130)
                                    $269,162$194,196$168,577
INCOME (LOSS) BEFORE INCOME TAXES:
 North American Operations            $33,446 $5,015  $2,674
 European Operations                  5,428    397    1,389
 Far Eastern Operations               3,402   2,820   1,879
 Eliminations - primarily United States       (2,259)   59       (1,395)
                                      $40,017 $8,291  $4,547
IDENTIFIABLE ASSETS:
 North American Operations          $206,405$105,028  $99,765
 European Operations                28,790  19,300    23,306
 Far Eastern Operations             43,642  32,538    29,398
 Eliminations                       (26,588)(13,858)  (10,407)
                                    $252,249$143,008$142,062

COMMITMENTS AND CONTINGENCIES
The Company was involved in four ground water claims.
The Company filed a motion for a stipulated dismissal
on August 14, 1995, for three of these claims. The
court order dismissing Burr-Brown without prejudice
was entered in all three cases on September 23, 1995.
In the one remaining case, based on investigations to
date, management does not believe the Company
contributed to the alleged contamination and,
therefore, is of the opinion that the disposition of
this claim will not result in any material change in
the Company's financial condition, results of
operations or liquidity.
In October, 1992, the Company sold and leased back
$10,000 of production and manufacturing equipment,
utilizing the proceeds to repay existing bank debt. A
gain of $7,483 generated by the sale transaction was
deferred and is being amortized over the five-year
lease term. The Company has purchase and lease
renewal options at future fair market values under
the lease agreements. The leases are classified as
operating leases. Rentals under these leases are
$2,196 annually and are included in the future
commitments table below.
Approximate aggregate future commitments under
noncancelable operating leases, primarily for
equipment and office
facilities, are summarized as follows:
          1996                             $5,557
          1997                             $4,027
          1998                             $1,817
          1999                             $1,319
          2000                             $ 943
Rental expense was $5,352, $6,324 and $6,031 in 1995,
1994 and 1993, respectively.
EMPLOYEE BENEFIT PLANS
The Company has a defined contribution plan, the Future Investment Trust (FIT). The FIT is a 401(k) salary deferral plan and allows eligible participating U.S. employees to defer up to 15% of their salaries. Employee contributions are matched by the Company at a rate of 25% of the employee's contribution. The Company's contributions vest at 25% per year and become fully vested to the employee after four years of service. Additional voluntary
Company contributions may be made to FIT participants' profit sharing accounts.
The Company has a noncontributory defined benefit pension plan which covers all eligible U.S. employees and generally provides benefits to retired employees based on their length of service, age, and a percentage of qualifying compensation during the final years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company's policy is to contribute amounts sufficient to at least meet the Employee Retirement Income Security Act's minimum funding requirements.
A summary of the components of net periodic pension expense follows:

                              1995              1994                  1993
                         U.S.Foreign U.S.Foreign U.S.Foreign
                        Plans Plans Plans Plans Plans Plans
Defined benefit pension plans:
Service cost-benefits earned during the period       $ 392  $  321    $
492              $  334$  396$  307
Interest cost on projected benefit obligation     620  189  608  166  540
141
Net amortization       1,142     4 (363)  (20)   (54) (75)
Return on plan assets  (1,732)(49)    21  (43)  (317) (17)
NET PERIODIC PENSION EXPENSE
OF DEFINED BENEFIT PLANS 422   465   758   437    565  356
DEFINED CONTRIBUTION PLAN - MATCHING FIT          626       507       432
TOTAL EMPLOYEE BENEFIT EXPENSE $ 1,048$  465$1,265$  437$  997   $  356

Assumptions used in computing pension expense for the defined benefit plans were as follows:

                                         U.S. Plans Foreign Plans
Weighted-average discount rates              8.5%     5.5%-7.5%
Rates of increase in compensation levels     5.0%    4.5%
Expected long-term rate of return on assets           8.5%  4.1%-7.0%

The U.S. Plans' weighted-average discount rate changed from 7.5% used in 1994 and 1993.

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1995, 1994, and 1993, for the
Company's defined benefit pension plans:

                              1995              1994                  1993
                         U.S.FOREIGN U.S.Foreign U.S.Foreign
                        PLANS PLANS Plans Plans Plans Plans
Actuarial present value of benefit obligations:
Vested benefit obligation   $ 6,036$ 1,879$ 3,773$ 1,502$ 4,495  $ 1,092
Accumulated benefit obligation    $ 7,155$ 2,225$ 4,294$ 1,863   $ 5,353
$ 1,443
Projected benefit obligation for services
rendered to date       $(9,208)$(3,004)$(7,773)$(2,747)$(7,772)  $(2,265)
Plans assets at fair value   9,826 1,486 7,059  1,4066,696  1,056
EXCESS (SHORTFALL) OF PLAN ASSETS OVER (UNDER)
PROJECTED BENEFIT OBLIGATION         618(1,518) (714)(1,341)     (1,076)
(1,209)
Unrecognized net (loss) gain      (1,500)   28(1,248)  190  (825)     433
Unrecognized prior service cost    1,333        1,550       1,787
Unrecognized net transition obligation           (50)       (47)
(36)
NET PENSION ASSET (LIABILITY)$  451$(1,540)$  (412)$(1,198) $  (114)  $
 (812)

U.S. plan assets consist of investments in equities, bonds and cash equivalents. Foreign plan's assets consist of securities, real estate, loans and cash equivalents.

REPORT OF INDEPENDENT AUDITORS
Board of Directors
Burr-Brown Corporation
We have audited the accompanying consolidated balance sheets of Burr-Brown Corporation and Subsidiaries as of December 31, 1995, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burr-Brown Corporation and Subsidiaries at December 31, 1995, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 31, 1995, in conformity with generally accepted accounting principles.
Ernst & Young LLP
Tucson, Arizona
January 22, 1996

SUMMARIZED QUARTERLY DATA (UNAUDITED)
The following is a summary of quarterly financial data for 1995, 1994 and 1993:

                                             Quarter
Ended 1995
                                   April 1July 1Sept.
30                                  Dec.31
Net revenue                       $59,547$69,594$70,218$69,803
Gross margin                      28,18633,798 34,41134,510
Net income                         4,657 6,845  8,2879,423
Earnings per share               .   .31   .45    .54  .55

                                             Quarter
Ended 1994
                                   April 2July 2Oct. 1Dec.31
Net revenue                       $47,355$47,607$49,217$50,017
Gross margin                      22,87422,810 21,17721,093
Net income                         1,737 1,964  1,7041,060
Earnings per share               .   .12   .14    .12  .07

                                             Quarter
Ended 1993
                                   April 3July 3Oct. 2Dec.31
Net revenue                       $42,280$42,486$42,935$40,876
Gross margin                      20,32420,308 20,29020,680
Net income                           572   796    604  845
Earnings per share               .   .04   .05    .04  .06

QUARTERLY MARKET AND
DIVIDEND INFORMATION

         1995 Close1994 Close
         QuotationsQuotations
          HighLow    HighLow
First quarter     $121/8$ 75/8     $ 47/8    $ 37/8
Second quarter     271/4111/8 65/8 41/8
Third quarter      403/4251/4 71/2 51/8
Fourth quarter     363/4191/4 103/8     65/8

The Company's common stock has been traded on the National Market System under the symbol BBRC since
March 1984. As of December 31, 1995, there were approximately 4,100 stockholders of record, which include those listed in company records and stockholders who hold their shares in a broker's name. Stock prices have been restated to reflect a three-for-two stock split effective May, 1995.
The Company has never paid any cash dividends on its common stock. It is the present policy of the Board of Directors to retain earnings to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND
RESULTS OF OPERATIONS
1995 COMPARED TO 1994
1995 was a year of unprecedented revenue growth and profitability for the Company. Bookings totaled
$290.8 million compared to $204.2 million for the previous year, an increase of 42%. All business units and geographic areas participated in this growth.
Growth in the core business, analog and mixed signal integrated circuit products, was the greatest at 53%, bringing the total new orders for the core IC business to $252.8 million. Benefiting greatly from the computing and multimedia sector, Asia exhibited the highest regional growth with a 60% increase over 1994. Bookings for majority-owned subsidiaries, Power
Convertibles Corporation and Intelligent
Instrumentation Incorporated, were relatively flat year over year. Although 1995 was a very robust growth year for the electronics industry as a whole and for semiconductor companies in particular, the Company believes its growth performance to be at the high end of the range for the analog and mixed signal markets in which it competes most extensively.
Total 1995 revenue of $269.2 million was 39% higher than the $194.2 million of 1994. Revenue growth closely tracked bookings growth on a regional and product line basis. Penetration into third party distribution increased substantially during the year with approximately 35% of 1995 revenue being realized through this channel as compared to 26% in the previous year. To a limited extent, further revenue growth was restricted by certain manufacturing capacity bottlenecks, primarily in the product test area. These have or are being aggressively addressed and the Company believes that sufficient base capacity exists to support increases in manufacturing output of approximately 40% per year for the next two years without a major capacity expansion program.
Total 1995 year end backlog, at $62 million, increased 37% or $17 million from that of 1994 year end.
Annual gross margin, at $130.9 million, increased by $43 million or 49% over 1994. As a percentage of revenue, gross margin improved 3.3 percentage points to 48.6% from 45.3% in 1994, with fourth quarter gross margin achieving 49.4%. Manufacturing cost reduction efforts drove margin improvements. Higher output levels increased capacity utilization which resulted in increased operating leverage.
Manufacturing yields improved continuously throughout the year. Pricing throughout all product lines remained essentially stable. The impact of foreign currency exchange rate changes, particularly involving the yen, was highly favorable in the first half of 1995 and unfavorable in the second half.
Operating expenses at $90.4 million increased over the prior year by $13 million or 17% as compared to a 39% increase in revenue. As a percentage of revenue, operating expenses were reduced to 34% from 40% in 1994. Sales, marketing, general and administrative
(SMG&A) expenses were reduced to 24% in 1995 from 29% in 1994 with fourth quarter SMG&A expenses declining to 23% of revenue. Reducing the ratio of SMG&A expenses to revenue is an ongoing objective of the Company. Part of the 1995 reduction was the result of the consolidation of certain administrative activities in Europe and more extensive use of third party distribution in all regions. Significant additional benefit is planned from further pursuit of these strategies. SMG&A expense growth in all areas was by design strictly constrained, with the most significant increases coming from revenue driven commission and incentive expenses.
Spending on research and development (R&D) increased by approximately $4 million or 18% over the previous year. As a percentage of revenue, R&D spending decreased to 9.6% from 11.3% in 1994. The
Company is committed to increasing its investments in this area and increasing its R&D spending ratio as an essential means of realizing its growth opportunities. Although it has been successful in increasing spending, dramatic revenue growth and high demand for scarce, qualified human resources have combined to limit the rate at which this ratio could be raised. During 1995, the number of new product introductions increased substantially over the prior year, a new technology development group was established and several new wafer fab foundry relationships were developed, which widened the scope of process technology available to the Company.
Revenue growth combined with manufacturing cost reductions and constrained expense increases resulted in new record levels of both profit and profitability being set for the Company in 1995. Income from operations was $40.5 million or 15% of revenue, an increase of 285% over 1994. Net income was $29.2 million or 11% of revenue, an increase of 352% over 1994. The effective tax rate for 1995 was 27% compared to 22% in 1994. The 1995 tax rate was less than the U.S. federal statutory rate of 35% mainly due to the utilization of tax credit carryforwards which were previously reserved. Deferred tax valuation allowances are recorded by the Company to offset deferred tax assets which can only be realized by earning taxable income in future years. Management established the valuation allowances because it cannot be assured that such income will be earned.
The valuation allowance decreased by $4 million in 1995 due mainly to the utilization of tax credit carryforwards. There were no changes in 1995 to the assumptions and factors used in determining the valuation allowance. If domestic earnings continue strong in 1996 the deferred tax asset valuation allowance may be significantly reduced and favorably impact the 1996 tax rate. After 1996, it is expected that the effective tax rate will rise to the U.S.
statutory rate.

1994 COMPARED TO 1993
Order bookings were $204.2 million in 1994 compared to $170.3 million for the previous year, an increase of 20%. Geographically, bookings increased over the prior year at least 18% in all three of the Company's major sales locales, the Americas, Europe and Asia.
1994 revenue of $194.2 million increased 15% when compared to $168.6 million for 1993. This year showed both the Asian and European economies recovering, which positively impacted the Company's revenue for the year. It is estimated that approximately 3% of the yearly increase was due to favorable currency translation caused by the stronger Japanese Yen.
Gross margin was 45% of revenue for 1994 compared to 48% in 1993. The decreased gross margins in the second half of 1994 reflect, in part, the Company's efforts to manage its inventory levels while continuing to increase its net revenue. These inventory management efforts reduced assembly and test manufacture cycle times, which caused an overall reduction in work in process and finished goods inventories. The combined effect of these inventory management practices allowed the Company to increase net revenue over the remainder of 1994 while decreasing manufacturing volumes during these periods. As a result, the Company's fixed manufacturing costs were allocated against a relatively smaller amount of manufactured goods in the third and fourth quarters of 1994, resulting in lower gross margins during those periods.
Operating expenses in 1994 increased 5%, or $3.6 million, compared to 1993. Expenses as a percentage of sales were 40% in 1994 compared to 44% in 1993.
This reflects the Company's continuing
accomplishments of controlling costs in relation to revenue. While research and development expenses decreased slightly as a percentage of revenue, it had the largest dollar and percentage increase compared to the prior year. The increase in research and development reflects the emphasis management has placed on developing new products and enhancing existing products.
Income from operations for the year was $10.5 million which represents a 35% increase over the year ended
1993. The effective tax rate for 1994 decreased to 22% from 38% in 1993. The decrease was attributable to the effect of a shift in the mix of earnings among the different taxing jurisdictions in which the Company operates.

LIQUIDITY AND CAPITAL RESOURCES
At 1995 year end, the Company's cash, cash equivalents and short-term investments totaled $86.2 million, an increase of $76.3 million over year end
1994. $30.9 million was generated from operations during the year as compared to $19.9 million in the previous year. $61.2 million was raised through a sale of 1,750,000 shares of common stock completed in September, 1995. Proceeds from this sale will be used to meet the requirements of strong market demand and other corporate purposes.
At 1995 year end, total debt was $20.9 million of which $1.8 million was term debt. This represented a $1 million increase over 1994. Most of this debt was held internationally and represented an interest rate arbitrage situation for the Company. In addition to term debt, credit facilities of approximately $62 million with both domestic and international banks were available to the Company of which approximately
$18 million or 29% was utilized. As of January 31, 1996, the Company renegotiated its $15 million revolving line of credit, which now expires in 1998.
The current ratio improved from 1.98 in 1994 to 2.96 in 1995. The debt to equity ratio also improved year over year from .23 to .12. The Company's balance sheet was considerably strengthened during 1995 and management now believes that it possesses more than sufficient capital resources to meet the anticipated requirements of the next twelve months.
Account receivable grew by 41% from $39.6 million at the end of 1994 to $55.7 million at the end of 1995, the direct result of revenue growth. Days sales outstanding remained essentially constant over this period reflecting a real improvement given the relatively higher revenue growth in the Japanese and European markets which typically have longer collection cycles.
The significant increase in revenue and thus production levels experienced during 1995 caused net inventories to increase by $7.8 million or 19%.
Despite reductions in manufacturing cycle time, most of this increase was in establishing appropriate work in process levels to support the higher levels of output required. The ratio of inventory to revenue declined from 21% in 1994 to 18% in 1995 indicating a more efficient use of this resource. Inventory valuation reserves also decreased as a result of increased demand and disposal of obsolete product.
Management believes that adequate reserves have been provided for potentially unsalable and excess inventories.
Capital spending totaled $17.6 million for 1995 and was concentrated in relieving manufacturing capacity bottlenecks in wafer fab and product test, upgrading new product development tools and the continuation of an enterprise-wide program to renovate the Company's business information and execution systems. This last initiative will allow for more efficient management of the Company on a worldwide basis, thus supporting the strategy of SMG&A expense reduction. Capital investment plans for 1996 are in excess of $40 million and will fund advanced wafer fab process development, further expansion of manufacturing bottleneck capacity, a strategic upgrading of test capability and further implementation of new worldwide information systems.
The impact of inflation on the Company's financial position and results of operations has not been significant during the three year period ended
December 31, 1995.
On February 26, 1996, the Company announced that it had signed an agreement to sell all of its interest in Power Convertibles Corporation (PCC). PCC products include battery chargers used in cellular telephone applications and modular DC to DC converters which are used in a great variety of applications. In 1995, PCC was responsible for about 9.5% of the Company's total revenues and approximately 3% of the profits.
The decision to sell PCC is consistent with a continuing strategy to more clearly focus the Company's efforts and resources on the opportunities available in its core analog and mixed signal integrated circuit business.

LITIGATION
The Company was involved in four ground water claims.
Three toxic tort cases filed in U.S. District Court on September 20, 1991, August 7, 1992, and January 9,
1995, respectively, represented consolidations of individual lawsuits that sought damages for contaminating ground water which was subsequently pumped from public wells and consumed. On September
23, 1995, a court order dismissing Burr-Brown without prejudice was entered in all three federal cases. In the one remaining state court case, based on investigations to date, management does not believe the Company contributed to the alleged contamination and therefore is of the opinion that the disposition of this claim will not result in any material change in the Company's financial condition, results of operations or liquidity.

BUSINESS OUTLOOK
In order to provide our shareholders with better insight to our future plans, directions and objectives, the following forward looking statements are provided.

MARKETS: The Company will continue to emphasize the industrial and process control and test and instrumentation markets in which it holds a leadership position in order to protect and enhance market penetration. In addition, it will endeavor to improve its market position in the relatively larger and faster growth communications, computing and digital audio and digital video/imaging markets.

PRODUCTS: The Company possesses very strong core competencies in the development, manufacture and marketing of high performance analog and mixed signal integrated circuits. It also maintains a strong presence in digital audio applications. It believes that by using these capabilities to address the requirements of its target markets that it can sustain substantial growth over the next five years.
To capitalize on these rapid growth opportunities, the Company is seeking to increase its number of product offerings and reduce the time required to bring new products to market. Product offerings will include both standard linear products which will serve a wide range of market applications and, on a selective basis, products which target specific needs of very high growth market segments.
GROSS MARGINS: The Company plans for a continually expanding gross margin over the next five years.
Product pricing is expected to remain stable and continue to reflect the high value-added content of these products. Increased volume and improved manufacturing efficiency will continue to reduce product costs. Some products targeting very high volume, rapid growth applications will be characterized by relatively lower gross margins but will require lower levels of operating costs in contrast to products serving more traditional markets.
OPERATING EXPENSES: In order to support acceleration of new product development, the Company will increase its research and development expense both absolutely and relative to revenue. Growth in sales, marketing and general and administrative expenses will be constrained to grow at a rate substantially lower than that of revenue. The result will be continual expansion of operating margins with sales growth while allowing for increased research and development investment as the primary engine of that growth.
INVESTMENTS: The Company believes the growth opportunities inherent in this strategy will require significant additions to manufacturing capacity and technological capabilities over the next five years.
This will be met in the form of internal capital investments, development of source of supply arrangements with third party vendors as well as timely and synergistic business acquisitions.
The foregoing plans are subject to a number of risks and uncertainties, including the following: Factors that could materially and adversely affect net sales, gross profit and profitability include the volume and timing of orders, changes in product mix, market acceptance of the Company's and its customers' products, competitive pricing pressures, fluctuations in foreign currency exchange rates, the timing of new product introductions and fluctuations in manufacturing yields. Average selling prices typically decrease over the life of particular products. If the Company is unable to introduce new products with higher average selling prices or reduce manufacturing costs to offset decreases in the prices of its existing products, the Company's operating results will be adversely affected. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls. To meet anticipated future demand and to utilize a broader range of fabrication processes, the Company intends to increase its manufacturing capacity. Given the complexity and expense of designing and constructing a significant expansion of a semiconductor fabrication plant, during the construction of the additions, the Company's manufacturing yields could be materially and adversely impacted. The Company is subject to several risks associated with its international operations, including unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, foreign exchange fluctuations, tariffs and other barriers and restrictions, and the burdens of complying with a variety of foreign laws. The semiconductor industry is intensely competitive.
Many of the Company's competitors have substantially greater financial, technical, marketing, distribution and other resources than the Company. In the event of a downturn in the market for analog circuits, companies that have broader product lines may be in a stronger competitive position than the Company. Other risks potentially affecting future operating results are set forth in the Company's filings with the Securities and Exchange Commission.
FIVE YEAR FINANCIAL SUMMARY
BURR-BROWN CORPORATION AND SUBSIDIARIES_In thousands, except per share amounts

                               1995  1994  1993  1992  1991
Net revenue                   $269,162$194,196
$168,577            $162,949  $178,626
Revenue by geographic area
Foreign                        64%   62%   64%    61%  64%
Domestic                       36%   38%   36%    39%  36%
Increase (decrease) in revenue
over prior years               39%   15%    3%   (9%)   1%
Gross margin % of revenue      49%   45%   48%    47%  52%
Operating expenses % of revenue      34%   40%    44%  43%       55%
Operating income (loss) % of revenue       15%     5%   5%       4%
(3%)
Interest expense % of revenue       0%    1%    1%    2%    2%
Other income % of revenue       0%    0%    1%     1%   0%
Net income (loss)             $29,212  $  6,465 $2,817   $  998  $
(10,681)
Per share amount(C)           $1.86 $0.45 $0.20 $0.07 $(0.74)
Income tax rate                27%   22%   38%    42%  13%
Return on revenue              11%    3%    2%     1% (6%)
Return on average assets       15%    5%    2%     1% (7%)
Return on average
capital employed               19%    6%    3%     1% (8%)
Return on equity               16%    7%    4%     1%(14%)
Total capital employed        $202,349$110,055
$108,495            $106,618  $134,795
% of revenue                   75%   57%   64%    65%  75%
Total equity                  $179,145 $  87,622    $ 79,551     $
77,443                     $  78,171
% of revenue                   67%   45%   47%    48%  44%
Per share amount(C)           $11.41   $  6.04  $5.53 $5.38 $    5.43
Long-term debt, less current portion      $1,808    $ 1,839 $    8,802
$                     11,718  $33,749
Total debt                    $20,862  $  19,900    $ 26,725     $
27,100                     $  54,255
% of revenue                    8%   10%   16%    17%  30%
Debt-to-equity ratio          0.12  0.23  0.34   0.35 0.69
Total assets                $252,249$143,008$142,062$136,407     $158,216
% of revenue                   94%   73%   84%    84%  89%
Working capital             $129,908   $  45,623    $ 49,456     $    47,
705                        $53,464
% of revenue                   48%   23%   29%    29%  30%
Current ratio                 2.96  1.98  2.08   2.28 2.24
Capital expenditures          $17,574  $  12,055    $ 7,117 $    5,356
$                     11,637
Depreciation and amortization    $  12,712   $  10,615   $  10,072    $
11,042                     $  12,799
Land, building and
equipment, net                $51,424  $  45,896    $ 42,427     $
45,665                     $  55,188
% of revenue                   19%   24%   25%    28%  31%
Average number of employees
during the year               1,926 1,825 1,547 1,566 1,740
Revenue per employee          $139.75  $  106.40    $ 108.97     $
104.05                     $  102.66
Shares used to compute earnings
(loss) per share(C)           15,696      14,498      14,376
14,390                        14,390

(A) Net loss for 1991 included a restructuring charge of $16,273.
(B) Number of employees at year end after restructuring: 1,649.
(C) Prior years' comparative information was restated to reflect a three-for-two stock split effective May, 1995.

-28-