Form 10-K, Exhibit 13
period 1996-12-31
BURR BROWN CORP
filed 1997-03-31
CIK 715577

Exhibit 13 - Annual Report

Financial Highlights
(In thousands, except per share amounts)

          1996      1995      1994       1993      1992
Revenue   $219,997  $269,162  $194,196   $168,577  $162,949
Income    $30,115   $40,535   $10,527    $7,785    $6,984
From
Operatio
ns
Net       $29,684   $29,212   $6,465     $2,817    $998
Income
Earnings  $1.78     $1.86     $0.45      $0.20     $0.07
Per
Share
Return    15%       16%       7%         4%        1%
On
Equity


During 1996, Burr-Brown focused its resources on accomplishing two major objectives: First, to achieve the optimum financial results possible in 1996; second to position the Company so it could realize maximum growth in 1997 and beyond. Financially, the Company delivered results which in many ways met or exceeded those of 1995 during which we achieved 352% growth in net earnings. As to positioning the Company for growth, we were very successful in improving, expanding and strengthening our capabilities in new product develop-ment, new process technologies, manufacturing, sales and marketing, and overall worldwide infrastructure. Moreover, during the year we further solidified our relationships with key customers by forming partnerships with them to develop our next generation products.

Financial Highlights: Net profit for 1996 was $29.7 million or 13.5% of sales, up from $29.2 million or 10.9% of sales in 1995.

During the year, we divested our ownership in a subsidiary, Power Convertibles Corporation (PCC), for $10.1 million and realized a net gain of $5.3 million. This business, which offered battery chargers and discrete DC/DC converters, was not synergistic with our core business of analog and mixed signal integrated circuits. The divestiture will enable us to more intensely focus on our core business.

Exclusive of this one time gain, 1996 was the second most profitable year in Burr-Brown's history. Despite an 18% (11% when excluding PCC) decline in revenue, we achieved a net income of $24.3 million on revenue of $220 million. Profit margin at 11.1% of sales was improved slightly over 10.9% in 1995. We were able to achieve these results by creating greater efficiencies in our manufacturing operations, and managing operating expenses very closely. Consequently, our gross margins actually improved from 48.6% in 1995 to 50.4% in 1996. Moreover, the total operating expense level was reduced by $9.7 million, or 11%, from the 1995 level. More specifically, compared to 1995, sales, marketing, general and administrative (SMG&A) expenses were reduced by $12.4 million, or 19%; while research and development grew $2.7 million, or 11%, in order to accelerate the momentum in new product development. Our overall plan is to restrict the growth rate in SMG&A expenses to a fraction of the growth rate in sales, while maintaining our investments in R&D within a range of 13-15% of sales.

The Balance Sheet remains very sound. Despite a $10 million stock re-purchase, and a $32 million investment in capital assets; cash, cash equivalents, and investments increased by $3.2 million to $89.4 million. Further, stockholders' equity increased by $20.3 million, or in excess of 11%.

Positioning for Growth: The most crucial aspect of Burr-Brown position-ing itself for growth has been to build significant momentum in developing innovative new products. To this end, our new product strategy has focused on developing Standard Linear ICs (SLICs), which, even though highly proprietary, are used by a broad customer base across many markets. We have also concentrated on developing Application Specific Standard Products (ASSPs), which are unique to high growth applications and used by a targeted customer base. During 1996, the Company was highly successful in introducing a record number of 65 new products; nearly double the previous record. Moreover, due to the increased level of innovation and cost effectiveness of these products, they have been very well received by our customers and will result in significant revenue in 1997 and beyond. To further accelerate this momentum, we have made substantial additional investments in advanced fabrication equipment to develop new proprietary semiconductor processes. These new process technologies are expected to have a very positive impact on the next generation of products and are designed to enable Burr-Brown to offer cost effective, innovative products for emerging fast growth applications.

To achieve higher manufacturing efficiencies and expand our capacity, we have invested in capital equipment for fabrication, wafer probe, packaging and testing. In the fabrication area, we have upgraded existing equipment as well as installed new machines to eliminate bottlenecks and to increase wafer yields. In a similar manner, we have modernized and expanded capacities in wafer probe, assembly and testing. Consequently, our overall product yield improved by over 10% in 1996. Moreover, we now have sufficient capacity to support three consecutive years of 40% growth per year without a major capacity expansion program. This is indicative of our operating leverage potential and ability to expand gross margins with revenue growth.

During the year, we continued to realign our sales and marketing organization to better focus on key opportunities and emerging growth markets. Through expanded use of third party distribution in the U.S. and Europe, we can now better serve our diversified customer base of some 25,000 customers; at the same time, we have focused our direct sales force on key and corporate accounts. This has resulted in closer collaboration on new product development and more effective management of large opportunities. This strategy has and will continue to drive market penetration and thus revenue growth. Another step to improve the effectiveness of our sales and marketing has been to establish a regional service center in Europe to consolidate all administrative, finance, and logistic functions for our sales subsidiaries in the UK, Germany, France, Italy, Holland and Switzerland. These initiatives, along with others, will enable us to better address many fast growing segments of our served markets.

In our Annual Report last year, I referred to the implemen-tation of a suite of information systems which will integrate together all worldwide functions relating to sales and marketing, finance, materials management, product distribution, production planning, and manufacturing. I am pleased to further report that we have made very significant progress in completing the implementation in the U.S. and Europe. Our plans for 1997 are to enhance this capability in Europe and initiate implementation in Japan and Southeast Asia. We believe this capability will continue to reduce the overall SMG&A expenses and at the same time offer the Company a robust infrastructure which can support us for many years of growth.

Outlook: As 1997 begins, we are very confident that our core competencies in developing, manufacturing and marketing analog and mixed signal ICs can provide sustained growth for the next decade. We are particularly pleased with the progress we are making in the fast growth markets of communications and personal computing. At the same time, our traditional markets of industrial and process control, test and instrumentation, and digital audio and video offer us very solid profitable growth in many existing and emerging applications.

We expect our new product development will continue to gather momentum, and our effort to increase manufacturing efficiencies and to manage overhead costs, will provide us with opportunities to expand revenue and margins during 1997.

We are grateful to the employees of Burr-Brown who have made all this progress possible and to our customers who have given us the opportunity to serve them. Finally, we thank you, our shareholders, for your support and we remain committed to optimizing your investment in Burr-Brown.


Syrus P. Madavi
President and CEO


Markets & Customers
As 1997 begins, Burr-Brown is well positioned for growth. The Company continues to build on its forty years experience in the design, commercial-ization, and production of high performance analog and mixed signal integrated circuits (ICs). Analog ICs deal with continuous "real-world" signals for physical quantities such as voltage, current, pressure, and temperature. The worldwide market for analog and mixed signal ICs is estimated at $18 billion, 15% of total semiconductor sales.1 The technology trends driving the growth of digital ICs, increased use of microprocessors, portability, lower power consumption, and higher speed require- ments are also driving demand for high performance analog and mixed signal ICs. The total analog and mixed signal IC market is estimated to increase 15-20% annually through the year 2000.1 Higher performance analog ICs are becoming increasingly more prevalent in such rapidly growing product areas as communications and computers. As a result, high performance analog and mixed signal products will realize annual growth rates in the 20-30% range, significantly greater than the overall analog market. Burr-Brown's primary focus is this high performance segment of the market.

The uses for analog and mixed signal ICs are varied and many. The market is broadly segmented into industrial and process control, test and instrumentation, communications, computer, military and consumer applications. Burr-Brown participates most fully in the industrial and process control and the test and instrumentation segments. These applications continue to have high performance requirements. In addressing these markets, the Company has successfully acquired a premier reputation for delivering cost-effective solutions to difficult signal processing problems. Over half of 1996 revenue was derived from these segments. The Company continues to build on its leadership position in these markets, in order to protect and enhance market share. In addition, the core capabilities developed in these traditional markets are successfully used to penetrate the larger and faster growing communications, personal computing, and digital audio and video markets. The Company has established a strong position in high-end digital audio and video products within the consumer segment. An increasing proportion of revenue is derived from the communications sector in broadband and wireless applications. Multimedia and power management products are increasing our participation in the PC arena. By pursuing a strategy which allows it to leverage core competencies across a variety of markets with similar needs, the Company has been able to accelerate revenue growth and enhance return on valuable technical resources.

Industrial and Process Control: This market provided approximately 30% of revenue in 1996 and the Company's opportunity within it is growing at 15-20% per year. A primary industrial use of analog and mixed signal circuitry involves acquiring and conditioning real-world signals from sensors and then converting them into digital format for processing. The process is then reversed to provide control inputs back into the system. Burr-Brown's signal conditioning and data conversion products address all aspects of this cycle. Given the universal nature of this need, these products are present in a vast array of applications such as motor control, robotics, factory automation, process control, and industrial imaging. Burr-Brown customers include the most prominent names in industrial control equipment such as Rockwell, Siemens, Elsag Bailey, Omron, and Toshiba as well as thousands of other producers of systems and subsystems for this market. Increased demand is being driven by the proliferation of microprocessors and microcontrollers, which facilitate distributed control in systems, and the need for greater accuracy and lower power. Burr-Brown's broad product line and extensive market experience position it well to outperform in this market.

Test and Instrumentation:
Measurement systems deal with real-world "analog" phenomena that need to be sensed, measured, tracked, collected, analyzed, and displayed. The highly diversified market involved in performing these functions has three segments of prime interest to the
Company: medical, analytical, and automatic test equipment (ATE). In 1996, about 25% of the Company's revenue came from this sector. Detection and resolution of low level and noisy signals are required in these applications, thus making analog and mixed signal ICs critical to these markets. Burr-Brown is a major supplier of sensor interface and data conversion solutions to leading manufacturers of CAT scan equipment such as Siemens and Toshiba. It maintains a strong position in the semiconductor ATE market through major producers like Advantest and Teradyne. Instrument suppliers such as Hewlett-Packard, National Instruments, Tektronics, and Yokogawa Electric are also key customers. As with industrial and process control, the requirements of the test and instrumentation market are synergistic across our entire product line with all applications making extensive use of data conversion and signal conditioning ICs. Increased portability of instruments and the need for more precise measurement are driving requirements for lower power, higher speed, smaller size, and multi-channel performance. These developments favor Burr-Brown's high performance product line and its well established position in this market.

Communications: The communications revolution represents an explosive growth opportunity for all semiconductor companies. The Company has specifically targeted wireless base stations and wired broadband applications_two of the fastest growing sectors of the communications market. Burr-Brown sales to this market have more than doubled in the last two years and now account for about 15% of revenue. These applications have great demand for high speed data converters and operational amplifiers as well as more highly integrated, application specific, mixed signal solutions. Significant relationships have been established with Nokia, Northern Telecom, Lucent, and NEC for basestation applications. We will broaden participation as wireless communication expands to micro-cells, personal communications systems (PCS), and wireless local loops. Our wired broadband efforts have been focused on Digital Subscriber Line (xDSL) technology which allows for expanded data transmission rates over the existing telephone infrastructure. Working in partnership with such recognized industry leaders as PairGain Technologies, AdTran, and ECI Telecom, we have developed a family of application specific standard products (ASSPs) optimized for High data-rate Digital Subscriber Lines (HDSL) providing key mixed signal technology at a highly competitive price. As measured by installed lines, the market for this equipment is expected to maintain a compound annual growth rate in excess of 40% per year through the end of the decade (see HDSL Line Forecast chart). As communications technology evolves to the transmission rates necessary to support high speed Internet access, video on demand, and real-time interactive services, and becomes a larger component of Burr-Brown's product portfolio, these inherently higher growth rates are expected to favorably impact the Company's overall performance.

Digital Audio and Video: Burr-Brown has long maintained a leading position in the merchant market for digital-to-analog converters
(DACs) used in audio applications. Recently, product offerings have been expanded to include analog-to-digital converters (ADCs) and codecs. Through its SoundPLUS line, it offers the broadest selection of CD-quality digital audio products and the best performance-to-price ratio in the industry. The customer base, comprised of premier producers of audio products, includes Sony, Samsung, Yamaha, Pioneer, Roland, NEC, Alpine, Denon, and Alesis. Digital audio and video products now generate about 20% of the Company's revenue. Building on extensive knowledge of customers and their applications, the product line has been broadened in a number of important dimensions. Targeted applications have moved beyond professional and con-sumer audio into the rapidly growing markets for CD-ROM, video CD, DVD, and T.V. set-top boxes. Building on its applications knowledge in consumer products, the Company has brought its high speed signal processing to bear and introduced a family of high speed, ADCs for this market. Significant design-ins have been achieved in camcorder applications with several major producers, marking entry into the complementary video imaging market. Other target applications for this technology include copiers, flat-bed scanners, digital cameras, and set-top boxes. Geographically, increased pene-tration into the substantial consumer products industry in China, Korea, Hong Kong, & Taiwan makes Asia the fastest growing region served by the Company. All of these actions not only contribute to Burr-Brown's overall growth rate, but also greatly improve the stability and profitability of this important segment of the business. It is Burr-Brown's strategic plan to evolve into a broad-line supplier of digital audio & video IC components.

Computer and Multimedia: Although the computer market currently accounts for only 6% of total Burr-Brown revenue, it is one of our fastest growing segments. It is the largest market served by the Company and consequently represents one of its best opportunities. Increased portability and expanded multimedia functionality are two important drivers to growth of analog & mixed signal ICs in personal computers. The Company has been able to leverage its digital audio expertise to address multimedia app-lications which require CD-quality sound. Our audio products are designed into high volume applications such as CD-ROMs, high-end game players, optical disk drives, and add-in multimedia cards for PCs. In the area of power management, the Company has introduced a family of regulators that provide precise power supply management for computer peripherals. It is the Company's objective to further develop power op amps, DC/DC converters, regulator circuits, and ASSPs with integrated functionality, all targeting applications in this segment.



Products & Technology
As 1997 begins, Burr-Brown is well positioned to increase its competitive advantage through its performance in new product development. The increasing level of research and development investment over the last several years demonstrates the Company's commitment to this area. Results have been convincing. In 1996, a record 65 new products were introduced; nearly double the previous record. Among these products are a number of highly innovative ASSPs. A further 100 new products are now in development. The focus has been on developing highly innovative and versatile core designs to be used as building blocks for standard product extensions. Elements of these standard products can be then integrated to produce ASSPs when a business opportunity warrants. To further support the new product effort, significant investments have been made in computer-aided design
(CAD), process development tools, and state-of-the-art test equipment. Product strategy is to leverage core competencies to expand participation into the higher growth, larger volume opportunities afforded by market areas relatively new to the Company.

In addition to design expertise, access to a diversified portfolio of semiconductor processes also presents an important advantage. A single process is not sufficient to optimally address the great variety of analog applications. The broader the process capability, the more likely the Company can optimize design trade-offs to produce the most competitive IC. Sixty percent of the Company's wafer requirements are met internally from a rich selection of proprietary Bipolar processes. Through foundry relationships and development partnerships, Burr-Brown has access to a contractually assured source of supply of BiCMOS, Complementary Bipolar (CB), and sub-micron CMOS wafers. In addition, several highly proprietary semiconductor processes are being developed internally. The Company's process technology development strategy is to continue to meet the majority of its specialized analog process needs internally while relying on external sources for standard sub-micron CMOS wafers. This significantly reduces capital requirements, resulting in lower manufacturing costs, higher product margins, and greater return on investment.

The linear circuit product line includes operational amplifiers, instrumentation amplifiers, programmable gain amplifiers, and other signal conditioning components. Linear circuits provide over a third of total revenue. This line is being expanded to better address rapidly increasing requirements for low power, small size, single power supply, and lower cost. A number of Company "firsts" were added to the op amp line during 1996_the first single supply family (OPA234), first micro-power family (OPA237), first micro-sized op amp (OPA237 in an SOT-23 package), and first op amp optimized for audio applications (OPA134). Product offerings within our broad and price-competitive instrumentation amp (INA) line also includes a number of world's "firsts". Among these are the world's first micro-power difference amp (INA132), the first dual instrumentation amp (INA2128), and, at 3 femtoamps, the lowest bias current instrumentation amp (INA116).

Burr-Brown's power products include amplifiers, regulators, and DC/DC converters. The need for more efficient power management and reduced board space is driving demand for these products. Regulator and power management ICs are essential elements of portable systems such as laptop computers. Among 1996 additions to this line was the DCP01, the world's first isolated DC/DC converter in a standard IC package with demonstrated semiconductor reliability.

Increased requirements for speed and precision in a wide range of applications are driving demand for data conversion products. Data conversion products include analog-to-digital converters
(ADCs) and digital-to-analog converters (DACs). These products encompass many areas of high performance, high speed conversion and audio products. Data conversion products accounted for more than half of new products introduced in 1996, including the ADS1210 which set a new price-to-resolution industry standard for a 24-bit ADC. New audio product offerings reflect more complete functional capability and higher value-added options with the inclusion of audio Phase Locked Loop (PLL) DACs (PCM1726) and audio codecs (PCM3000/3001). This entire product area clearly represents an opportunity for accelerated growth.

ASSPs represent the synthesis of all of the Company's core competencies fused together by knowledge of customer applications. By their nature, they require close collaboration with the customer early in the design cycle. This provides both competitive advantage and unique access to further opportunities. ASSPs by design have a clearly defined customer base, large revenue potential, faster time to peak sales, and strategic focus. ASSPs are currently being sold into motor control, medical imaging, digital audio and video, power management, and broadband communications applications. In 1996, both the AFE1100 family of products for HDSL and the DRV1100 for ADSL were introduced. The first of a line of imaging products was brought to market in the ADS932, optimized for interfacing with charged couple device
(CCD) applications such as camcorders. Early reception has been very encouraging and all of these products are expected to contribute significantly to near-term revenue.

We are confident our products and technology are well-aligned to the markets we serve, and that we possess the capabilities and resources necessary to take full advantage of the opportunities presented by these markets.


Organization & Infrastructure
As 1997 begins, Burr-Brown is well positioned to increase profitability. Financially, the last two years have been the most successful in the Company's history. Improvements within Burr-
Brown's infrastructure have made a substantial contribution to this success.

Organization: A new management team and technical personnel with broad experience from some of the best companies in the industry have joined the Company during the last several years. Those new to Burr-Brown have meshed well with the very talented workforce already existing at the Company to create an organization much stronger and highly unified in purpose. A new management control system coordinates individual goals and objectives throughout the organization and is structured to motivate people to maximize overall Company performance. Through quarterly company-wide meetings, the management team continuously communicates strategy, competitive position, and annual/quarterly goals and results to keep the Company on a cohesive path to success. As the results of the past two years indicate, the manage- ment process at Burr-Brown is highly focused on improvement.

Quality: In a recent annual survey, customers judged Burr-Brown's overall quality as "high", giving us superior marks relative to our competitors in respon-siveness to problems and in providing technical assistance. Overall customer satisfaction has risen over last year. Product reliability, as measured by FITs (Failures In Time, failures per billion device hours of operation), has been improved by a factor of two in the past three years. The Company continues to maintain the ISO9001 certification it earned in 1994 and has successfully passed several comprehensive quality audits by major new OEM customers. By most significant measures, the quality of the Company and its products is continuously improving.

Sales and Distribution: Great changes have occurred in the way the Company goes to market. The use of third party distribution has been greatly expanded such that 40% of revenue is received through this channel. In 1996, Anthem Electronics was added as a U.S. distributor, Digi-Key as a major catalog distributor, and several new regional distributors were appointed in Europe and Asia. The use of distribution has provided broader access to customers. Through technical training and close collaboration, our large base of some 25,000 customers is being better served. At the same time, our substantial direct technical sales resources are able to focus more fully on the select group of key accounts so vital to our growth.

Information Systems: Burr-Brown is a worldwide company which is becoming increasingly more complex. Sales, marketing, design, development, and manufacturing activities now occur in a number of locations in North America, Europe, and Asia. In order to assure the Company continues to be managed efficiently and effectively as it grows, significant investments have been made to revitalize its business information systems. In 1996, the first phase of a project to install the SAP suite of business applications was completed in the U.S. Europe will be completed by mid-1997 followed by Asia in early 1998. When completed, all worldwide financial, logistics, material management, and production planning activities will be accomplished using this system. The Consilium Workstream Manufacturing Execution System
(MES) was installed in the Tucson wafer fab facility and will be fully deployed throughout the factory during 1997. In addition, an Oracle-based worldwide data warehouse became fully operational in 1996. These systems are designed to unify the Company, reduce administrative costs, and provide our people with the tools necessary to effectively do their jobs today and provide for future growth without significant increases in overhead expense.

Operating Costs: Burr-Brown's financial operating model calls for improved gross margins and reduced sales, marketing, general and administrative (SMG&A) expenses in order to improve profitability while allowing for increased investment in research and development (R&D) to fuel growth. Over the past several years, considerable progress has been made toward these objectives. The Company has and will continue to make significant capital investments in order to further this trend. The deployment of advanced wafer fabrication equipment has improved yield, reduced manufacturing cycle time, and increased direct labor productivity. Standardization of automatic test equipment has increased yields and throughput, reduced support requirements, and overall operating costs. Labor-intensive assembly and test operations continue to migrate from higher cost U.S., Japanese, and European facilities to more cost-effective Southeast Asian locations. Our plan is for growth in SMG&A expenses to be constrained to a rate lower than revenue growth and for expanded use of third party distribution to further reduce internal selling expenses. The installation of common worldwide business information systems will allow for consolidation and reduction of administrative costs. European administration and logistics functions are being consolidated at a Regional Service Center
(RSC) at our Livingston, Scotland location. When complete in 1998, all of the Company's administration and logistics functions will be performed in three RSCs worldwide. In all aspects of cost, considerable operating leverage will be realized with continued growth.



Consolidated Statements of Income
Burr-Brown Corporation and Subsidiaries_In thousands, except per share amounts

Years Ended December 31,      1996    1995    1994
Net revenue                   $219,9  $269,1  $194,1
                              97      62      96
Cost of goods sold            109,22  138,25  106,24
                              8       7       2
Gross margin                  110,76  130,90  87,954
                              9       5
% of revenue                  50%     49%     45%
Expenses:
Research and development      28,452  25,733  21,851
% of revenue                  13%     10%     11%
Sales, marketing, general,    52,202  64,637  55,576
and administrative
% of revenue                  24%     24%     29%
Total operating expenses      80,654  90,370  77,427
% of revenue                  37%     34%     40%
Income from operations        30,115  40,535  10,527
% of revenue                  14%     15%     5%
Interest expense              700     1,131   1,725
Gain from sale of subsidiary  (7,180
                              )
Other (income) expense        (3,249  (613)   511
                              )
Income before income taxes    39,844  40,017  8,291
% of revenue                  18%     15%     4%
Provision for income taxes    10,160  10,805  1,826
Effective tax rate            25%     27%     22%
Net income                    $29,68  $29,21  $6,465
                              4       2
% of revenue                  13%     11%     3%
Earnings per common share     1.78    $1.86   $0.45
Shares used in per common     16,671  15,696  14,498
share calculation

[FN]
See Notes to Consolidated Financial Statements.



Consolidated Statements of Changes in Stockholders' Equity

Burr-Brown Corporation and Subsidiaries_In thousands
       Common        Additio                 Treasury
       Stock         nal                     Stock
        Shar  Amoun  Paid- Retain  Cumulat  Share  Amount  Total
        es    t      In    ed      ive      s
                     Capi  Earnin  Transla
                     tal   gs      tion
                                   Adjustm
                                   ent
Balance
at
January  9,666   $97 $26,0   $52,422  $2,08  131   $(1,06  $79,551
1,1994               13                3           4)
Net                          6,465                         6,465
income
Foreign
currency
translat
ion                                   1,421                1,421
adjustme
nt
Stock
options
exercise 48          387                                   387
d
Treasury
stock
acquired                                     14    (157)   (157)

Affiliat                     (45)                          (45)
e's
stock
activity
Balance
at
December 9,714   97  26,40   58,842   3,504   145  (1,221  87,622
31,1994              0                             )
Net                          29,212                        29,212
income
Foreign
currency
translat
ion                                   (342)                (342)
adjustme
nt
Stock
split at 4,859   37  (37)                     81           0
three-
for-two
Stock
options
exercise 213     13  2,094                                 2,107
d
Stock
offering 1,750   18  61,19                                 61,213
                     5
Treasury
stock
acquired                                      26   (460)   (460)
Affiliat
e's                  46      (253)                         (207)
stock
activity
Balance
at
December 16,536  165 89,69   87,801   3,162   252  (1,681  179,145
31, 1995             8                             )
Net                          29,684                        29,684
income
Foreign
currency
translat
ion                                   (281)                (281)
adjustme
nt
Stock
options
exercise 78      1   628                                   629
d
Treasury
stock
acquired                                      492  (9,753  (9,753)
                                                   )
Affiliat
e's                          (18)                          (18)
stock
activity
Balance
at
December 16,614  $16 $90,3   $117,46  $2,881  744  $(11,4  $199,40
31, 1996         6   26      7                     34)     6

[FN]
See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
Burr-Brown Corporation and Subsidiaries_In thousands

December 31,                          1996      1995     1994
Assets
Current Assets
Cash and cash equivalents             $38,433   $42,477  $9,925
Short-term investments                14,407    43,738
Trade receivables                     39,546    55,713   39,642
Inventories                           49,570    47,852   40,092
Deferred income taxes                 6,705     3,273    331
Other                                 4,867     3,190    2,182
Total Current Assets                  153,528   196,243  92,172
Long-Term Investments                 36,537
Land, Buildings, and Equipment
Land                                  3,427     3,393    3,396
Buildings and improvements            25,344    23,294   21,988
Equipment                             122,726   100,812  88,584
                                      151,497   127,499  113,968
Less accumulated depreciation         (83,967   (76,075  (68,072
                                      )         )        )
                                      67,530    51,424   45,896
Other Assets                          3,993     4,582    4,940
                                      $261,58   $252,24  $143,00
                                      8         9        8
Liabilities and Stockholders' Equity
Current Liabilities
Notes payable                         $14,533   $17,904  $16,964
Accounts payable                      17,641    17,359   12,747
Accrued expenses                      3,568     8,703    7,485
Accrued employee compensation and     8,194     8,929    4,834
payroll taxes
Deferred profit from distributors     7,462     6,198    1,792
Income taxes payable                  3,129     6,092    1,630
Current portion of long-term debt     1,087     1,150    1,097
Total Current Liabilities             55,614    66,335   46,549
Long-Term Debt                        1,830     1,808    1,839
Deferred Gain                         1,122     2,619    4,116
Deferred Income Taxes                 1,709     159      1,182
Other Long-Term Liabilities           1,907     2,183    1,700
Commitments and Contingencies

Stockholders' Equity
Preferred stock, $.01 par
value-authorized 2,000 shares:
none issued or outstanding
Common stock, $.01 par
value-authorized 80,000 shares;
 issued and outstanding, including
treasury shares:
 1996-16,614 shares,1995-16,536
shares,
 1994-14,571 shares                   166       165      97
Additional paid-in capital            90,326    89,698   26,400
Retained earnings                     117,467   87,801   58,842
Equity adjustment from foreign        2,881     3,162    3,504
currency translation
Treasury stock, at cost:
 1996-744 shares, 1995-252 shares,
 1994-218 shares                      (11,434   (1,681)  (1,221)
                                      )
                                      199,406   179,145  87,622
                                      $261,58   $252,24  $143,00
                                      8         9        8

[FN]
See Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows
Burr-Brown Corporation and Subsidiaries_In thousands

Years Ended December 31,                1996     1995     1994
Operating Activities
Net Income                              $29,684  $29,212  $6,465
Adjustments to Reconcile Net Income to
Net Cash Provided by
Operating Activities:
Depreciation and amortization           13,272   12,712   10,615
Amortization of deferred gain           (1,497)  (1,497)  (1,496)
Provision for inventory reserves        379      1,974    1,883
Provision for (benefit from) deferred   (1,908)  (3,983)  707
income taxes
Increase in deferred profit from        1,264    4,406    696
distributors
Gain from sale of subsidiary            (7,180)
Other                                   (129)    778      608
Changes in Operating Assets and
Liabilities:
(Increase) decrease in trade            10,969   (17,256  (2,484)
receivables                                      )
(Increase) decrease in inventories      (5,861)  (10,197  3,179
                                                 )
(Increase) decrease in other assets     (2,400)  (561)    130
Increase (decrease) in accounts payable 2,341    5,269    2,789
Increase (decrease) in accrued expenses (7,921)  10,072   (3,169)
and other liabilities
Net Cash Provided by Operating          31,013   30,929   19,923
Activities

Investing Activities
Purchases of investments                (50,944  (43,738
                                        )        )
Maturities of investments               43,738
Purchases of land, buildings, and       (31,919  (17,574  (12,055
equipment                               )        )        )
Proceeds from sale of equipment         415      191      462
Proceeds from sale of subsidiary        12,804
Net Cash Used In Investing Activities   (25,906  (61,121  (11,593
                                        )        )        )

Financing Activities
Proceeds from short-term and long-term  770      1,374    16,366
borrowings
Payments on short-term and long-term    (1,160)  (1,681)  (27,339
borrowings                                                )
(Payments for) proceeds from capital    (9,142)  62,653   185
stock activity, net
Net Cash (Used In) Provided by          (9,532)  62,346   (10,788
Financing Activities                                      )

Effect of exchange rate changes on cash 381      398      (683)
& cash equivalents
(Decrease) Increase in Cash and Cash    (4,044)  32,552   (3,141)
Equivalents

Cash and cash equivalents at beginning  42,477   9,925    13,066
of year
Cash and Cash Equivalents at End of     $38,433  $42,477  $9,925
Year

[FN]
See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements
Burr-Brown Corporation and Subsidiaries_In thousands, except per share amounts
December 31, 1996

Accounting Policies
Organization: Burr-Brown Corporation develops, manufactures, and markets electronic components including precision linear, data conversion, and mixed signal integrated circuits. These products address applications for both analog and digital signal processing relating to communications, industrial and process control, test and measurement, medical instrumentation, digital audio, multimedia, imaging, and personal computer systems. Principal markets for these products are North America (principally the United States), Europe (Germany, the United Kingdom and elsewhere), and Asia (principally Japan). Revenue from these applications in these markets can be volatile and is dependent on general economic conditions.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation: The consolidated financial statements include the accounts of Burr-Brown Corporation and its majority owned subsidiaries (the Company), of which all but one are wholly-owned. Investments in which ownership is at least 20% but not over 50% are accounted for under the equity method. Other investments are accounted for using the cost method. All significant intercompany accounts and transactions are eliminated.

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

Revenue Recognition: A portion of the Company's revenue is from sales made to domestic distributors under agreements which provide for certain price protection and limited product return privileges. As a result, the Company defers recognition of the gross profit on such sales until the merchandise is sold by the distributors. All other sales are recognized when the product is shipped.

Income Taxes: Income taxes are determined utilizing the liability method. This method gives consideration to the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Foreign Currency Translation: The financial statements of foreign subsidiaries have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of stockholders' equity. Transaction gains and losses, which are not significant for all years presented, are currently reflected in income.

Concentration of Credit Risk: Financial instruments which could potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments, long-term investments, and trade receivables.

The Company maintains cash and cash equivalents at various financial institutions. These financial institutions are located throughout the world, and Company policy is designed to limit exposure at any one institution and takes into account the relative credit standing of these institutions. The Company's short-term and long-term investments are purchased through high credit quality financial institutions. The cost of these investments approximates their fair value for all years presented.

Credit risk, with respect to trade receivables, is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries.
Furthermore, management continually monitors and adjusts allowances associated with these receivables.

Stock Issued to Employees: Stock options are granted to employees under the Company's Stock Incentive Plan with an exercise price equal to the fair value of the shares at date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants.

Earnings per Share: Earnings per share is based on the weighted average number of shares of common stock outstanding during the year plus incremental common equivalent shares. The treasury stock method is used in computing the incremental common stock equivalents which would result from exercise of outstanding dilutive stock options based upon the average market value of common stock.


Cash Equivalents and Investments
The Company's investments are classified based on their original maturity dates. Cash equivalents consist of investments that have maturities of three months or less when purchased. Short-term investments have maturities ranging from three to twelve months, and long-term investments have maturities that extend beyond one year. At December 31, 1996, the Company had no investments maturing after August, 1998.

Cash equivalents and investments at December 31, 1996, classified as available for sale and at December 31, 1995, classified as held to maturity and all of which approximated market value consisted of:

                                 1996     1995
U.S. Treasury and                $21,963  $78,67
GovernmentAgency Securities               7
Municipal Bonds                  25,979
Mutual Funds investing in        27,869
various debt securities
                                 $75,811  $78,67
                                          7

Income received from cash equivalents and investments was $3,740, $1,160, and $425 in 1996, 1995, and 1994; respectively. The
Company did not sell any investments classified as available for sale in 1996.

Inventories
Inventories consist of the following:
December 31,    1996     1995     1994
Finished goods  $18,383  $16,180  $15,133
Work-in-        20,227   17,830   12,789
process
Raw materials   10,960   13,842   12,170
                $49,570  $47,852  $40,092

Foreign Currency Forward Contracts
As a result of selling its products in overseas markets, the Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its foreign currency receivables. The Company currently nets the receivables and payables, due from subsidiaries to the Company, creating a natural hedge against foreign currency rate fluctuations. Net receivables are further hedged through the purchase of foreign currency forward contracts. The Company marks to market both the hedges and the underlying transactions at the end of each reporting period. The realized and unrealized gains and losses resulting in the changes in exchange rates are included in income in the period in which the changes occur. Such realized and unrealized gains and losses are insignificant for all periods presented.

The Company maintains relationships with several major U.S. and foreign banks and arranges foreign currency hedging products with such banks. As of December 31, 1996, such hedging products consisted entirely of forward contracts with a major U.S. bank to sell Japanese Yen, German Marks, British Pounds and Italian Lira. Such forward contracts had maturity dates from January 10, 1997 to April 11, 1997. As of December 31, 1996, outstanding forward contracts had a value of $6,304 and a fair market value of $6,337.

Notes Payable
The Company has available short-term credit facilities of approximately $48,477 with $14,533 outstanding as of December 31, 1996. There are no compensating balance requirements. Approximately $39,400 of the available short-term credit facilities are in foreign currencies and are used to support the Company's foreign operations. Interest rates are tied to prevailing national base rates, and the weighted average rates for 1996, 1995, and 1994 were 3.3%, 3.6%, and 4.1%; respectively.
These credit facilities are renewable annually at various dates.

Long-Term Debt
Long-term debt consists of the following:

December 31,                              1996  1995   1994
Capitalized lease arrangements_various    $2,81 $2,74  $2,00
terms and interest rates                  2     5      3
Other                                     105   213    933
                                          2,917 2,958  2,936
Less current portion                      1,087 1,150  1,097
                                          $1,83 $1,80  $1,83
                                          0     8      9

The Company has a $10,000 revolving line of credit with a major U.S. bank. The Company can borrow at LIBOR + 1.25%, the bank's Prime rate or the bank's "bid rate." The Company may select terms of 30, 60, 90 and 120 days for LIBOR borrowings. The revolving line of credit carries an annual commitment fee of 1/4% on the unused portion of the commitment. The loan agreement has debt, net worth and debt coverage convenants. As of December 31, 1996, the Company is in compliance with all covenants and conditions contained in the loan agreement. The loan agreement does not require compensating balances. The Company's revolving line of credit terminates as of May 1, 1998, but the bank may extend such date after its annual review.

Under the various long-term debt agreements consisting primarily of capital lease obligations, the Company is obligated to pay the following principal amounts for each of the next five years:
     1997 $1,087
     1998 $717
     1999 $573
     2000 $447
     2001 $93
Interest paid on all debt amounted to $566, $947, and $1,988 in 1996, 1995, and 1994; respectively.

Income Taxes
Income before income taxes is comprised as follows:
Years Ended December    1996    1995    1994
31,
Domestic                $36,46  $31,07  $5,063
                        8       7
Foreign                 3,376   8,940   3,228
                        $39,84  $40,01  $8,291
                        4       7

The components of the provision (benefit) for income taxes are as follows:
Years Ended December    1996    1995    1994
31,
Current:
U.S. Federal            $8,183  $8,785  $(141)
State                   1,577   2,701   (186)
Foreign                 2,282   3,284   1,485
                        12,042  14,770  1,158
Deferred:
U.S. Federal            (1,983  (3,617  118
                        )       )
State                   145     (406)   381
Foreign                 (44)    58      169
                        (1,882  (3,965  668
                        )       )
                        $10,16  $10,80  $1,826
                        0       5


Actual current tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity of $155 and $841 in 1996 and 1995, respectively. The tax benefit from stock option activity is recorded as a reduction in current income taxes payable and an increase in additional paid-in capital.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,            1996      1995     1994
Deferred tax
liabilities:
Depreciation            $(1,910)  $(2,331  $(1,935)
                                  )
Other, net                                 (435)
Total deferred tax      (1,910)   (2,331)  (2,370)
liabilities
Deferred tax assets:
Inventory reserves and  2,471     2,809    2,965
capitalization
Tax credit              1,300              4,612
carryforwards
Sale leaseback          456       1,057    1,652
Intercompany            1,247     1,816    3
transactions
Foreign loss            637       520      664
carryforwards
Distributor reserves    3,030     2,583    719
Employee benefits       592       1,102    531
reserves
Other, net              781       1,319    169
Total deferred tax      10,514    11,206   11,315
assets
Valuation allowance     (3,608)   (5,761)  (9,796)
Net deferred tax assets 6,906     5,445    1,519
Net deferred tax assets $4,996    $3,114   $(851)
(liabilities)

The valuation allowances are recorded to offset deferred tax assets which can only be realized by earning taxable income in future years. Management established the valuation allowances because it could not be assured that such income would be earned.

A reconciliation of the U.S. Federal statutory income tax rate to the effective tax rate follows:
          Percent of Pretax Income

Years Ended December 31,                  1996    1995  1994
U.S. Federal statutory rate               35.0%   35.0% 34.0%
State taxes, net of federal benefit       2.8     3.7   2.3
Foreign taxes in excess of (less than)    0.3     (0.8) 6.7
U.S. Federal statutory rate
Foreign sales corporation                 (2.5)   (1.5)
Research and development credit           (0.8)
Tax exempt investment income              (0.7)
Research and development and minimum tax          (10.2
credit carryforwards                              )
Domestic temporary differences not        (9.4)         (18.6)
previously benefited
Other                                     0.8     0.8   (2.4)
Effective tax rate                        25.5%   27.0% 22.0%

Undistributed earnings of foreign subsidiaries were $12,226 at December 31, 1996. No provision for U.S. tax has been made on these undistributed earnings as they are intended to be permanently reinvested. Substantially all tax expense associated with the receipt of such undistributed earnings would be offset by foreign tax credits.

Certain foreign subsidiaries have net operating loss carryforwards totaling $1,279, of which $607 can be carried forward indefinitely with the remainder expiring at various dates beginning in 1997. No financial statement benefit has been recognized for the foreign operating loss carryforwards.

Net income taxes paid amounted to $12,987, $8,970, and $2,968 in 1996, 1995, and 1994; respectively.

Stockholders' Equity_Share amounts in thousands
The Company adopted an Incentive Stock Plan in 1981 which was amended and restated in 1983. Under this plan, options were granted to key employees, subject to certain limitations to purchase an aggregate of 1,407 shares of common stock at not less than the fair market value on the date of the grant. All options under the plan must be exercised within ten years from the date of the grant. This plan expired in 1993, and no further options will be granted under this plan. However, all options outstanding under this plan will continue to have full force and effect in accordance with their terms.

In 1993, the Company adopted the 1993 Stock Incentive Plan. This plan is intended to benefit the Company by providing an incentive to certain key employees, directors, and consultants. The aggregate number of shares which may be issued under this plan shall not exceed 2,117 shares, including 717 shares available from the 1981 Plan. This plan is administered by a committee of the Board of Directors. The option price per share shall be fixed by the committee, but in no event shall the option price per share be less than the fair market value on the date of the grant. The committee also determines the date on which granted options will become exercisable, although all options under this plan must be exercised within ten years from the date of grant.

As of December, 1996, the Company had a plan in place to purchase up to 1,000 shares of the Company's common stock in the open market. Purchase activity will be ongoing and timed to take advantage of what the Company considers to be a favorable price for its stock. The acquired shares will be used to provide shares for the employee stock option programs.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1996 and 1995, respectively: risk-free interest rates ranging from 5.00% to 5.34% and from 5.30% to 6.12%; dividend yields of 0.0%; volatility factor of the expected market price of the Company's common stock of .508; and an expected life of an option of 7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

SFAS No. 123 requires the Company to present pro forma disclosures for options granted in 1995 and thereafter. Because prior years' awards were not included in these disclosures, they would not be indicative of future amounts.

For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options' vesting period. The Company's pro forma information follows:
Years Ended         1996         1995
December 31,
Net Income
As reported         $29,684      $29,212
Pro forma           $29,202      $29,042
Primary earnings
per share
As reported         $1.78        $1.86
Pro forma           $1.75        $1.85

A summary of the Company's stock option activity, and related information follows:

                          Shares    Option       Weighted-
                          Under     Price Per    Average
                          Option    Share        Exercise
                                                 Price
Balance at January 1,     373       $4.50 -
1994                                $10.67
Granted                   771       4.33 - 5.83
Exercised                 (72)      4.67 - 5.87
Canceled                  (75)      4.67 -
                                    10.50
Balance at December 31,   997       4.33 -       $5.19
1994                                10.67
Granted                   300       8.50 -       13.20
                                    35.00
Exercised                 (215)     4.33 -       6.03
                                    10.67
Canceled                  (36)      4.50 - 8.50  6.33
Balance at December 31,   1,046     4.33 -       7.27
1995                                35.00
Granted                   337       17.00 -      18.88
                                    23.75
Exercised                 (78)      4.33 -       6.34
                                    16.00
Canceled                  (121)     4.33 -       10.58
                                    33.00
Balance at December 31,   1,184     $4.50 -      $10.29
1996                                $35.00

The weighted-average fair value of options granted during 1996 and 1995 was $11.02 and $7.02, respectively. The weighted-average remaining contractual life for options outstanding as of December
31, 1996, was 7.9 years.

Stock options for 424, 303, and 278 shares were exercisable at December 31, 1996, 1995, and 1994, respectively. The weighted average exercise price for exercisable options was $6.19 and $5.67 at December 31, 1996 and 1995, respectively.

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

On March 4, 1997, the Company's Board of Directors announced a three-for-two stock split effected in the form of a stock distribution. One additional share of common stock will be distributed for every two shares of common stock outstanding to stockholders of record on March 18, 1997.

Foreign Operations, Geographic, and Segment Data
The Company operates predominately in one segment, the electronic component industry.

The consolidated financial statements include the accounts of wholly-owned foreign subsidiaries. Transfers of inventories to these foreign subsidiaries are negotiated based on market prices.

The following summary, by operational area, includes both net revenue from unaffiliated customers and transfers between geographic areas. The Far Eastern Operations consist of activity primarily from Japan. The United States operations include corporate activity that benefits the Company as a whole.

Years Ended December    1996      1995       1994
31,
Net Revenue:
North American
Operations:
Unaffiliated customers  $75,757   $95,667    $73,927
Foreign unaffiliated    5,376     17,250     13,858
customers
Consolidated            83,044    87,721     77,290
subsidiaries
                        164,177   200,638    165,075
European Operations:
Unaffiliated customers  55,679    64,794     48,606
Consolidated            12,165    13,225     10,981
subsidiaries
                        67,844    78,019     59,587
Far Eastern Operations:
Unaffiliated customers  83,185    91,451     57,805
Consolidated            3,632     4,037      4,160
subsidiaries
                        86,817    95,488     61,965
Eliminations            (98,841)  (104,983)  (92,431
                                             )
                        $219,997  $269,162   $194,19
                                             6
Income (Loss) Before
Income Taxes:
North American          $45,920   $33,446    $5,015
Operations
European Operations     1,074     5,428      397
Far Eastern Operations  2,271     3,402      2,820
Eliminations -          (9,421)   (2,259)    59
primarily United States
                        $39,844   $40,017    $8,291
Identifiable Assets:
North American          $226,444  $206,405   $105,02
Operations                                   8
European Operations     25,075    28,790     19,300
Far Eastern Operations  32,541    43,642     32,538
Eliminations            (22,472)  (26,588)   (13,858
                                             )
                        $261,588  $252,249   $143,00
                                             8

Commitments and Contingencies
The Company was involved in one ground water claim at December
31, 1995. On August 7, 1996, the Company was dismissed from this claim due to insufficient evidence that the ground water beneath
Burr-Brown's site commingled with the contaminated water.

As is typical in the semiconductor industry, the Company has been sued for patent infringement by a competitor. The Company believes the competitor's claim is not supportable and is vigorously contesting the suit. In addition, the claimed infringement relates to products that account for an immaterial level of the Company's net revenue. The case is still in its early stages and patent litigation is inherently uncertain. Therefore, there can be no assurances as to the ultimate outcome of the case. However, management is of the opinion that the disposition of this suit will not result in any material change in the Company's financial condition, results of operations, or cash flows.

In October, 1992, the Company sold and leased back $10,000 of production and manufacturing equipment, utilizing the proceeds to repay existing bank debt. A gain of $7,483 generated by the sale transactions was deferred and is being amortized over the five-year lease terms. Under the terms and conditions of such leases the Company may purchase the equipment at fair market value or return the equipment to the lessor. The leases are classified as operating leases. Rents under these leases are $2,196 annually and the table below includes future rents due under such leases.

Approximate aggregate future commitments under noncancelable operating leases, primarily for equipment and office facilities, are summarized as follows:
     1997 $4,047
     1998 $1,707
     1999 $1,123
     2000 $887
     2001 $592
Rental expense was $4,932, $5,352, and $6,324 in 1996, 1995, and
1994; respectively.

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

A summary of the components of net periodic pension expense follows:

                     1996   1996    1995    1995    1994   1994
                     U.S.   Foreig  U.S.    Foreig  U.S.   Foreign
                            n               n
                     <C
Years Ended          Plans  Plans   Plans   Plans   Plans  Plans
December 31,
Defined benefit
pension plans:
Service cost-
benefits earned      $478   $351    $392    $321    $492   $334
during the period
Interest cost on
projected benefit    665    155     620     189     608    166
obligation
Net amortization     770    11      1,142   4       (363)  (20)
Return on plan       (1,505 (33)    (1,732  (49)    21     (43)
assets               )              )
Net periodic
pension expense of   408    484     422     465     758    437
defined benefit
plans
Defined
contribution plan -  747            626             507
Matching FIT
Total employee
benefit expense      $1,155 $484    $1,048  $465    $1,26  $437
                                                    5

Assumptions used in computing pension expense for the defined benefit plans were as follows:

Years Ended        1996  1996     1995  1995      1994   1994
December 31,
                   U.S.  Foreign  U.S.  Foreign   U.S.   Foreign
                   Plan  Plans    Plan  Plans     Plans  Plans
                   s              s
Weighted-average
discount rate      7.75  2.5%-    8.5%  5.5%-     7.5%   5.5%-
                   %     7.0%           7.5%             7.0%
Rates of increase
in compensation    4.5%  3.0%     5.0%  4.5%      5.0%   4.5%
levels
Expected long-term
rate of return on  9.5%  3.7%-    8.5%  4.1%-     8.5%   5.5%-
assets                   7.0%           7.0%             7.0%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1996, 1995, and 1994; for the Company's defined benefit pension plans:

December 31,      1996     1996    1995     1995     1994    1994
                  U.S.     Foreig  U.S.     Foreign  U.S.    Foreig
                           n                                 n
                  Plans    Plans   Plans    Plans    Plans   Plans
Actuarial present value of benefit
obligations:
Vested benefit    $6,148   $2,083  $6,036   $1,879   $3,773  $1,502
obligation
Accumulated       $7,351   $2,684  $7,155   $2,225   $4,294  $1,863
benefit
obligation
Projected
benefit           $(9,439  $       $(9,208  $(3,004  $(7,773 $(2,74
obligation for    )        (3,376  )        )        )       7)
services                   )
rendered to date
Plans assets at   12,049   1,474   9,826    1,486    7,059   1,406
fair value
Excess
(shortfall) of
plan assets over  2,610    (1,902  618      (1,518)  (714)   (1,341
(under)                    )                                 )
projected
benefit
obligation
Unrecognized net  (2,634)  330     (1,500)  28       (1,248) 190
loss (gain)
Unrecognized
prior service     1,094            1,333             1,550
cost
Unrecognized net
transition                 171              (50)             (47)
obligation
Net pension       $ 1,070  $       $451     $(1,540  $       $(1,19
asset                      (1,401           )        (412)   8)
(liability)                )

U.S. plan assets consist of investments in equities, bonds, and cash equivalents. Foreign plans' assets consist of securities, real estate, loans, and cash equivalents.

Report of Independent Auditors
Board of Directors
Burr-Brown Corporation
We have audited the accompanying consolidated balance sheets of Burr-Brown Corporation and Subsidiaries as of December 31, 1996, 1995, and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burr-Brown Corporation and Subsidiaries at December 31, 1996, 1995, and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Tucson, Arizona
January 22, 1997

Summarized Quarterly Data (Unaudited)
The following is a summary of quarterly financial data for 1996, 1995, and 1994:

               Quarter Ended 1996
               March 30   June 29    Sept.    Dec. 31
                                    28
Net revenue    $61,174   $58,181    $50,109   $50,533
Gross margin   30,677    29,754     25,092    25,246
Net income     11,598    6,607      5,700     5,779
Earnings per   .69       .40        .35       .35
share

               Quarter Ended 1995
               April 1   July 1     Sept. 30  Dec. 31
Net revenue    $59,547   $69,594    $70,218   $69,803
Gross margin   28,186    33,798     34,411    34,510
Net income     4,657     6,845      8,287     9,423
Earnings per   .31       .45        .54       .55
share

               Quarter Ended 1994
               April 2   July 2     Oct. 1    Dec. 31
Net revenue    $47,355   $47,607    $49,217   $50,017
Gross margin   22,874    22,810     21,177    21,093
Net income     1,737     1,964      1,704     1,060
Earnings per   .12       .14        .12       .07
share

Quarterly Market & Dividend Information

               1996      1996       1995      1995
               High      Low        High      Low
First Quarter  $29 7/8   $15 3/4    $12 1/8   $7 5/8
Second Quarter  24 1/2   15 1/4     27 1/4    11 1/8
Third Quarter  21 1/4    15 1/4     40 3/4    25 1/4
Fourth Quarter 27 1/2    19 1/2     36 3/4    19 1/4

The Company's common stock has been traded on the National Market System under the symbol BBRC since March 1984. As of December 31, 1996, there were approximately 5,500 stockholders of record, which include those listed in company records and stockholders who hold their shares in a broker's name.

The Company has never paid any cash dividends on its common stock. It is the present policy of the Board of Directors to retain earnings to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.


Management's Discussion and
Analysis of Financial
Condition and Results of Operations
1996 Compared to 1995
Net income for 1996 was the highest in the Company's history. Annual revenue was second only to the prior year despite the first industry contraction since 1985 and the divestiture of Power Convertibles Corporation (PCC) in the first quarter of the year. In addition, substantial gains were realized across a broad front in the Company's operations.

For the year ended December 31, 1996, revenue was $220 million compared to revenue of $269.2 million in 1995. When excluding revenue of PCC, a subsidiary divested in the first quarter of 1996, revenues from ongoing operations were 10.6% lower than 1995. This decline was the result of industry conditions which prevailed for most of the year. The magnitude of this decline was consistent with that reported for the industry as a whole for 1996. Customer inventories and supply in the distribution channel remained high throughout the year, due largely to very strong 1995 demand and shortened lead times. Revenue declined in the third quarter and remained stable for the remainder of the year. A recovery appears to be starting as fourth quarter new order bookings exceeded revenue for the first time all year.

The Company's core analog and mixed signal integrated circuit
(IC) products accounted for 91% of total revenue, up from 85% last year. Much of this increase was the result of the PCC divestiture and represented further progress in the strategy to become a pure analog IC company. Over 50% of sales were derived from the markets for industrial process control and test and instrumentation equipment. The Company maintains a very strong position in these markets by virtue of long standing relationships with customers and the high performance applications requirements in terms of precision, speed, and cost. Sales into these markets exhibited the most stability year-to-year, the result of a very broad customer, product, and application base. 20% of sales were into digital audio and video applications. Given the high consumer product content, sales into this market were most affected by industry conditions. Further, as a high proportion of these sales were to Japanese customers, the significant devaluation of the Yen as compared to 1995 had some adverse impact on dollar revenues. The telecommunications market was the source of 15% of sales and represents an area of significant growth opportunity for the Company. The overall growth rate of this market is among the highest addressed by Burr-Brown, and requirements are particularly well suited to the Company's core competency of high performance analog and mixed signal ICs. Revenue from this sector was relatively even with the prior year but increased as a percent of total sales. Sales into the personal computer and multimedia market, which accounted for only 6% of revenue, declined from 1995 levels, again due to overall semiconductor market conditions. The remainder of the Company's sales were realized from a broad range of sources including military applications and were, in total, roughly consistent with prior year levels.

Geographically, all regions, with the notable exception of Southeast Asia (SEA), contributed to the overall revenue decline. The U.S. sales decline included only a slight decrease in the domestic third-party distribution channel. Japan sales declined as a result of conditions in the consumer audio market and devaluation of the Yen. The European sales decline was reflective of overall business conditions in that region. SEA sales grew year over year as the Company increased its penetration in the developing, faster growing markets within the People's Republic of China and the Four Tigers countries.

1996 gross margin as a percent of sales improved to 50.4% from 48.6% in 1995. Some of this improvement was due to the divestiture of PCC, a relatively low gross margin business unit. As is characteristic for analog ICs, exclusive of currency impacts, like product pricing remained stable, and product mix was somewhat more favorable. More significantly, manufacturing cost reductions and gains in efficiency contributed to gross margin expansion despite lower revenue levels. Product yield increased by over 10%, and manufacturing headcount was reduced by 21%, exclusive of the PCC divestiture. Much of this improvement was driven by capital investment in factory automation. The first phase of a new manufacturing execution system was completed with installation in the Tucson wafer fabrication facility occurring at mid-year. Progress was made in the standardization of test systems employed in final test operations. The benefits of this strategy include both an overall lower cost of ownership, due to the reduction of support costs required, and improved yields. Throughput yields have also benefited from process equipment upgrades in the Tucson wafer fab. An excess of industry capacity resulted in favorable pricing on externally sourced wafers and assembly services. Further gross margin expansion was precluded by the loss of operating leverage due to lower sales volume. With the expansion of several discrete manufacturing bottlenecks, sufficient internal capacity and contractual source of supply arrangements are in place to support nearly three times the current revenue level without a major wafer fab addition.

Total operating expenses were reduced by $9.7 million or 10.8%. Research and Development (R&D) spending was increased by $2.7 million or 10.6%. Sales, Marketing, and General, and Administrative (SMG&A) spending was reduced by $12.4 million or 19.2% as compared to 1995. This reflects continued progress of the strategy to increase R&D investments as the primary driver of revenue growth while reducing SMG&A expenses in order to expand profit margins.

As a percent of revenue, R&D investments increased to 12.9% in 1996 from 9.6% last year. This increase was consistent with the conviction that effective R&D spending is the critical success factor in revenue growth and increased market penetration. This increased spending has been in the form of expanding the design and technical staff, acquiring improved development tools, and in the development of proprietary, next generation analog wafer fab processes. The benefits of increased R&D investment have already become apparent in the introduction of 65 new products during 1996, nearly twice the previous record. Among these products are a number of highly innovative application specific standard products (ASSPs) which target the large and rapidly growing telecommunication and computer and multimedia markets. Several of these products have already resulted in volume orders and should begin to contribute significantly to revenue in 1997. The Company's near term operating model for R&D spending is in the range of 13-15% of revenue.

1996 SMG&A expenses of $52.2 million were 23.7% of revenue as compared to 24.0% of revenue in 1995, despite an overall decline in revenue. SMG&A expenses decreased by $12.4 million or 19.2% of revenue as compared to an overall revenue decline of 18.3%. Throughout 1996, opportunities to reduce cost in this area were aggressively pursued. SMG&A headcount declined by 8% from 1995 levels, exclusive of the effect of the PCC sale. Critical to the further progress of this effort is expanded use of third party distribution and the consolidation and increased efficiency of administrative functions. Although the primary reason for increased use of external distributors is revenue growth through expanded market coverage, it also allows for significant reductions in worldwide selling costs. During 1996, this channel accounted for 40% of worldwide revenue, up from 35% last year. A new worldwide management information system is the enabling technology which will drive increased administrative efficiency. Implementation of this system in the Company's domestic operations was completed during 1996, and a regional service center was established in Europe to consolidate all administrative and logistic functions for that region. Reducing SMG&A spending as a percent of sales is an ongoing objective, and a model of 20% of sales has been set to be achieved over the next several years.

Despite lower revenue, operating profit was $30.1 million or 13.7% of revenue, second only to 1995 in the Company's recent history both in terms of absolute amount and as a percent of sales. A pre-tax gain of $7.2 million was realized from the sale of PCC and included in other income. Net interest income on invested funds was the primary source of the remaining $2.5 million of other income.

The effective tax rate for 1996 was 25.5% compared to 27% in 1995. Several discrete events contributed to this tax rate reduction, including the reinstatement of the federal R&D tax credit, a tax benefit from an investment previously written off for book purposes, and increased use of tax advantaged instruments for invested cash. The 1996 tax rate was less than the U.S. federal statutory rate of 35% due mainly to the reduction in deferred tax asset valuation allowances against net deductible temporary book to tax differences. Deferred tax valuation allowances were recorded by the Company to offset deferred tax assets which could only be realized by earning taxable income in future years. Management established the valuation allowances because it could not be assured that such income would be earned. There were no changes in 1996 to the assumptions and methodology used in determining the valuation allowances.

Net income for the year was $29.7 million or 13.5% of sales as compared to $29.2 million or 10.9% of revenue in 1995. Excluding the effect of the one time gain from the sale of PCC of $5.3 million, net income for the year was $24.3 million or 11.1% of revenue, a level slightly higher than the profitability of the prior year. Earnings per share (EPS) was $1.78 for the year as compared to $1.86 for the prior year, a decline of 4.3% on a 6.2% increase in the number of shares used. Excluding the effect of the one-time gain on the PCC sale, EPS of $1.46 is lower only than 1995 in Company history.

1995 Compared to 1994
1995 was a year of unprecedented revenue growth and profitability for the Company.
Total 1995 revenue of $269.2 million was 39% higher than the $194.2 million of 1994. All business units and geographic areas participated in this growth. Growth in the core business, analog and mixed signal integrated circuits, was the greatest at 42% bringing revenue for the core analog and mixed signal component business to $228.1 million or 85% of total. Benefiting greatly from the computer and multimedia sector, Asia exhibited the highest regional growth with a 42.9% increase over 1994. Penetration into third party distribution increased substantially during the year with approximately 35% of 1995 revenue being realized through this channel as compared to 26% in the previous year. To a limited extent, further revenue growth was restricted by certain manufacturing capacity bottlenecks, primarily in the product test area.

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

Operating expenses at $90.4 million increased over the prior year by $13 million or 17% as compared to a 39% increase in revenue. As a percentage of revenue, operating expenses were reduced to 34% from 40% in 1994. SMG&A expenses were reduced to 24% in 1995 from 29% in 1994 with fourth quarter SMG&A expenses declining to 23% of revenue. Reducing the ratio of SMG&A expenses to revenue is an ongoing objective of the Company. Part of the 1995 reduction was the result of the consolidation of certain administrative activities in Europe and more extensive use of third party distribution in all regions. SMG&A expense growth in all areas was by design strictly constrained, with the most significant increases coming from revenue driven commission and incentive expenses.

Spending on R&D increased by approximately $4 million or 18% over the previous year. As a percentage of revenue, R&D spending decreased to 9.6% from 11.3% in 1994. Although it has been successful in increasing spending, dramatic revenue growth and high demand for scarce, qualified human resources have combined to limit the rate at which this ratio could be raised. During 1995, the number of product introductions increased substantially over the prior year; a new technology development group was established, and several new wafer fab foundry relationships were developed, which widened the scope of process technology available to the Company.

Revenue growth combined with manufacturing cost reductions and constrained expense increases resulted in new record levels of both profit and profitability being set for the Company in 1995. Income from operations was $40.5 million or 15% of revenue, an increase of 285% over 1994. Net income was $29.2 million or 11% of revenue, an increase of 352% over 1994. The effective tax rate for 1995 was 27% compared to 22% in 1994. The 1995 tax rate was less than the U.S. federal statutory rate of 35% due mainly to the utilization of tax credit carry forwards which were previously reserved. The valuation allowances decreased by $4 million in 1995 due mainly to the utilization of tax credit carryforwards. There were no changes in 1995 to the assumptions and methodology used in determining the valuation allowances.

Liquidity and Capital Resources
At 1996 year end; the Company's cash, cash equivalents, and investments totaled $89.4 million; an increase of $3.2 million over year end 1995. The net cash generated from operations and from the sale of a subsidiary was mainly used in the investment of capital equipment and repurchasing the Company's stock.

At 1996 year end, total debt was $17.5 million of which $2.9 million was term debt. This represented a $3.4 million decrease in total debt over 1995. Most of this debt was held internationally and represented an interest rate arbitrage situation for the Company. In addition to term debt, credit facilities of approximately $48.5 million with both domestic and international banks were available to the Company, of which approximately $14.5 million or 30% was utilized. The current ratio declined to 2.76 in 1996 from 2.96 in 1995. The decline was mainly due to the classification of $36.5 million of investments as long-term in 1996. The longer term investments were purchased to take advantage of higher rates of return. On a consistent basis, the current ratio would be 3.42 in 1996 compared to 2.96 in 1995. The debt to equity ratio improved year over year from
 .12 to .09. The Company's balance sheet continues to be strong and management believes that it possesses more than sufficient capital resources to meet the anticipated requirements of the next twelve months.

Accounts receivable declined by 29% from $55.7 million at the end of 1995 to $39.5 million at the end of 1996 as a result of lower revenue. Days sales outstanding increased period to period due to a higher international component of receivables.

Excluding the PCC inventory change, inventories increased in preparation for growth in 1997. Inventory valuation reserves remained relatively flat. Management believes that adequate reserves have been provided for potentially unsalable and excess inventories.

Capital spending totaled $31.9 million for 1996 which is an increase of 81.6% from the prior year. About half of this total was for wafer fabrication equipment required for the development and production of a next generation, proprietary process for high performance analog circuits. Other expenditures were concentrated in the standardization of product test equipment and the continuation of an enterprise-wide program to replace the Company's business information systems. This last initiative will allow for more efficient management of the Company on a worldwide basis, thus supporting the strategy of SMG&A expense reduction. Capital investment plans for 1997 are in excess of $24 million and will fund the continued modernization of test, design, and manufacturing machinery as well as further implementation of new worldwide information systems.

International markets constitute a majority of the Company's revenue. The resulting transactions have exchange rate fluctuation risk associated with them. To reduce the cash exchange rate risk the Company purchases forward currency contracts to hedge its foreign currency net accounts receivable due from international subsidiaries. The forward contracts are in three primary currencies: Japanese Yen, British Pounds and German Marks. Exchange rate fluctuations can also affect the Company's reported revenue as the international subsidiaries' sales are primarily in foreign currencies but reported in the consolidated financial statements in U.S. dollars using weighted average exchange rates.

The impact of inflation on the Company's financial position and results of operations has not been significant during the three year period ended December 31, 1996.

In the first quarter of 1996, the Company sold all of its interest in PCC. PCC products include battery chargers used in cellular telephone applications and modular DC to DC converters which are used in a great variety of applications. In 1995, PCC was responsible for about 9.5% of the Company's total revenues and approximately 3% of the profits. The decision to sell PCC was consistent with a continuing strategy to more clearly focus the Company's efforts and resources on the opportunities available in its core analog and mixed signal integrated circuit business.

Litigation
At the end of 1995, the Company was involved in one ground water toxic tort lawsuit. On August 7, 1996, the Company was dismissed from this lawsuit without prejudice due to the absence of evidence that the ground water beneath the Company's site commingled with other contaminated ground water.

In the semiconductor industry, it is not uncommon for companies to prosecute and defend against intellectual property related claims such as those involving patents, proprietary information, and trade secret information. Currently, the Company is involved in one such matter, a patent infringement lawsuit filed against the Company by Unitrode Corporation, in the U.S. District Court, State of Massachusetts, and involving certain Small Computer System Interface (SCSI) terminator devices. The Company is vigorously contesting the lawsuit and believes that the claim is not supportable. However, the case is still in its early stages, and patent litigation is inherently uncertain. Therefore, there can be no assurances as to the ultimate outcome of the case. Regardless of the outcome of the litigation, the SCSI terminator devices that are at issue in the lawsuit constituted an immaterial portion of the Company's annual revenue and cessation of sales of these devices would not result in any material change in the Company's financial position, results of operations or cash flows.

Business Outlook
In order to provide our shareholders with better insight to our future plans, directions, and objectives, the following forward looking statements are provided.

Markets: The Company will continue to emphasize the industrial and process control and test and instrumentation markets in which it holds a leadership position in order to protect and enhance market penetration. The Company expects to hold a steady market position in the digital audio market. In addition, it will endeavor to improve its market position in the relatively larger and faster growth communications, computing, and digital video/imaging markets.

Products: The Company possesses very strong core competencies in the development, manufacture, and marketing of high performance analog and mixed signal integrated circuits. It also maintains a strong presence in digital audio applications. It believes that, by using these capabilities to address the requirements of its target markets, it can sustain substantial growth over the next five years. To capitalize on these rapid growth opportunities, the Company is seeking to increase its number of product offerings and reduce the time required to bring new products to market. The Company is also seeking to design products for a wide customer base. Product offerings will include both standard linear products which will serve a wide range of market applications and, on a selective basis, products which target specific needs of very high growth market segments.

Gross Margin: The Company's plans call for a continually expanding gross margin over the next five years. Product pricing is expected to remain stable and continue to reflect the high value-added content of these products. Accordingly, the Company's ability to increase revenues will depend in part upon its ability to increase unit sales volumes of existing products and to introduce and sell new products. Increased volume and improved manufacturing efficiency will continue to reduce product costs. Some products targeting very high volume, rapid growth applications will be characterized by relatively lower gross margins but will require lower levels of operating costs in contrast to products serving more traditional markets.

Operating Expenses: In order to support acceleration of new product development, the Company will increase its R&D expense. Growth in SMG&A expenses will be constrained to a rate substantially lower than that of revenue growth. The goal is continual expansion of operating margins with sales growth while allowing for increased research and development investment as the primary engine of that growth.

Investments: The Company believes the growth opportunities inherent in this strategy will require significant additions to manufacturing capacity and technological capabilities over the next five years. This will be met in the form of internal capital investments and development of source of supply arrangements with third party vendors as well as timely and synergistic business acquisitions.

The foregoing plans are subject to a number of risks and uncertainties, including the following: Factors that could materially and adversely affect net revenue, gross margin, and profitability include the volume and timing of orders, changes in product mix, market acceptance of the Company's and its customers' products, competitive pricing pressures, fluctuations in foreign currency exchange rates, the timing of new product introductions, and fluctuations in manufacturing yields. Average selling prices typically decrease over the life of particular products. If the Company is unable to introduce new products with higher average selling prices or reduce manufacturing costs to offset decreases in the prices of its existing products, the Company's operating results will be adversely affected. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls. To meet anticipated future demand and to utilize a broader range of fabrication processes, the Company intends to increase its manufacturing capacity. Given the complexity and expense of designing and constructing a significant expansion of a semiconductor fabrication plant, during the construction of the additions, the Company's manufacturing yields could be materially and adversely impacted. The Company is subject to several risks associated with its international operations; including unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, foreign exchange fluctuations, tariffs and other barriers and restrictions, and the burdens of complying with a variety of foreign laws. The semiconductor industry is intensely competitive. Many of the Company's competitors have substantially greater financial, technical, marketing, distribution, and other resources than the Company. In the event of a downturn in the market for analog circuits, companies that have broader product lines may be in a stronger competitive position than the Company. Other risks potentially affecting future operating results are set forth in the Company's filings with the Securities and Exchange Commission.


Five Year Financial Summary
Burr-Brown Corporation and Subsidiaries_In thousands, except per share amounts

                     1996     1995    1994     1993     1992
Net revenue          $219,99  $269,16 $194,19  $168,57  $162,9
                     7        2       6        7        49
Revenue by
geographic area:
Foreign              66%      64%     62%      64%      61%
Domestic             34%      36%     38%      36%      39%
Increase (decrease)
in revenue over      (18%)    39%     15%      3%       (9%)
prior years
Gross margin % of    50%      49%     45%      48%      47%
revenue
Operating expenses
% of revenue         37%      34%     40%      44%      43%
Operating income %   14%      15%     5%       5%       4%
of revenue
Interest expense %   0%       0%      1%       1%       2%
of revenue
Other income % of    5%       0%      0%       1%       1%
revenue
Net income           $29,684  $29,212 $6,465   $2,817   $998
Per share amount     $1.78    $1.86   $0.45    $0.20    $0.07
Income tax rate      25%      27%     22%      38%      42%
Return on revenue    13%      11%     3%       2%       1%
Return on average    12%      15%     5%       2%       1%
assets
Return on average
capital employed     14%      19%     6%       3%       1%
Return on equity     15%      16%     7%       4%       1%
Total capital        $220,26  $202,34 $110,05  $108,49  $106,6
employed             0        9       5        5        18
% of revenue         100%     75%     57%      64%      65%
Total equity         $199,40  $179,14 $87,622  $79,551  $77,44
                     6        5                         3
% of revenue         91%      67%     45%      47%      48%
Per share amount     $11.96   $11.41  $6.04    $5.53    $5.38
Long-term debt,
less current         $1,830   $1,808  $1,839   $8,802   $11,71
portion                                                 8
Total debt           $17,450  $20,862 $19,900  $26,725  $27,10
                                                        0
% of revenue         8%       8%      10%      16%      17%
Debt-to-equity       0.09     0.12    0.23     0.34     0.35
ratio
Total assets         $261,58  $252,24 $143,00  $142,06  $136,4
                     8        9       8        2        07
% of revenue         119%     94%     73%      84%      84%
Working capital      $97,914  $129,90 $45,623  $49,456  $47,
                              8                         705
% of revenue         45%      48%     23%      29%      29%
Current ratio        2.76     2.96    1.98     2.08     2.28
Capital              $31,919  $17,574 $12,055  $7,117   $5,356
expenditures
Depreciation and     $13,272  $12,712 $10,615  $10,072  $11,04
amortization                                            2
Land, building and
equipment, net       $67,530  $51,424 $45,896  $42,427  $45,66
                                                        5
% of revenue         31%      19%     24%      25%      28%
Average number of
employees during     1,540    1,926   1,825    1,547    1,566
the year
Revenue per          $142.86  $139.75 $106.40  $108.97  $104.0
employee                                                5
Shares used to
compute earnings     16,671   15,696  14,498   14,376   14,390
per share