Form 10-K, Exhibit 13
period 1997-12-31
BURR BROWN CORP
filed 1998-03-31
CIK 715577

Exhibit 13 - Annual Report

Financial Highlights
(In thousands, except per share amounts)


             1997      1996      1995      1994       1993
Revenue      $252,102  $219,997  $269,162*  $194,196   $168,577
Income From  $43,568   $30,115   $40,535   $10,527    $7,785
Operations
Net Income   $32,662   $29,684   $29,212*   $6,465     $2,817
Diluted      $0.86     $0.79     $0.83     $0.20      $0.09
Earnings Per
Share
Return On    14%       15%       16%       7%         4%
Equity

*Includes $26 million revenue and $1.14 million of net income from a subsidiary that was sold in 1st Quarter 1996.


Corporate Profile
Burr-Brown Corporation designs, manufactures, and markets a broad line of analog and mixed-signal integrated circuits used in the processing of real-world electronic signals. These products are used in a wide range of markets and applications, including industrial and process control, telecommunications, test and measurement, medical and scientific instrumentation, medical imaging, digital audio and video, personal computing and multimedia.

Burr-Brown's product strategy is to design innovative, proprietary products which bring a very high level of functional value to our customers' applications. There are currently over 1200 products in our portfolio. We produce both standard products which are used in a broad range of applications, and specially developed products optimally suited for emerging, fast growth, target applications such as audio signal processing and broadband communications.

Burr-Brown's product lines include analog-to-digital converters, digital-to-analog converters, operational amplifiers, instrumentation amplifiers, programmable gain amplifiers, isolation amplifiers, DC-to-DC converters, voltage references, regulators, voltage-to-frequency converters, opto-electronic amplifiers, as well as application specific products which integrate many of these standard product functions. Our products are manufactured using a variety of semiconductor processes including bipolar, complementary bipolar, BiCMOS, and CMOS with lithography requirements down to the
0.5 micron level.

We distribute our products worldwide through our direct sales force, independent sales representatives and third-party distributors. Burr-Brown maintains sales offices throughout the United States and international sales subsidiaries in France, Germany, Italy, the Netherlands, Switzerland, the United Kingdom, Japan, and Singapore. Through these sales channels, our products reach over 25,000 customers worldwide. Sales are divided evenly throughout the world, with approximately one third coming from the United States, one third from Europe, and the remainder from Japan and the Southeast Asian region.

The Company employs over 1,300 people worldwide with manufacturing and technical facilities located in Tucson, Arizona; Atsugi, Japan; and Livingston, Scotland. Corporate headquarters are located in Tucson, Arizona. The Company was incorporated in 1956. Burr-Brown stock is traded on the NASDAQ exchange under the symbol: BBRC.


To Our Shareholders
1997 was a record year for Burr-Brown in a number of significant ways. It was the most profitable year in the Company's history. A record number of new products were introduced for the third consecutive year. We continued to strengthen our presence in our served markets and were able to achieve higher efficiencies and to expand capabilities in manufacturing and sales channels. Consequently, Burr-Brown is very well positioned for 1998 and beyond.

Financial Highlights
For the year, revenue of $252.1 million resulted in a record $32.7 million in net income. As compared to the prior year, 1997 net income increased by 34.2% on revenue growth of 16.2% when excluding the net gain and revenue from a subsidiary divested in 1996.

The following table represents a graph which has been omitted for the electronic filing.

                         1994   1995   1996   1997

New Product
Introductions             28     38     65     79


Moreover, we reported sequential gains in both revenue and profits throughout the year. This was accomplished as other key financial ratios such as gross margin and sales, marketing, and general administrative expenses as a percent of revenue continued to improve. We also increased our research and development investment by more than 19% over the previous year. Burr-Brown's balance sheet position continues to be solid with cash and investment balances increasing to over $99 million and stockholders' equity increasing by 17.8% to $234.9 million at year end.

Positioning for Growth
In positioning Burr-Brown for growth, 79 new products were introduced in 1997. These products, along with the products introduced during the prior year, are being well received by customers and we have been able to secure a record number of significant design-wins. Many of these products target emerging applications for which high performance signal processing integrated circuits (ICs) are absolutely required and yet the cost of these ICs must be low in order to enable larger end-market sales volumes. By offering high performance signal processing ICs at an effective price, Burr-Brown has been able to partner with many fast-growing companies to address emerging applications.

We believe this strategy to bring high performance to high volume applications is compelling and will fuel the end-market demand.

Served Markets
Even though Burr-Brown has traditionally enjoyed a well diversified customer base, it has been our objective to further diversify our markets by penetrating the communications market, one of the fastest growing markets served by the Company. To this end, 1997 was a year of significant progress and focus on wireless communications and wired broadband communications is bearing results.

The following table represents a graph which has been omitted for the electronic filing.

                    Revenue From Communications Market

                            1994           1997

Communications               6%             20%

Other Markets               94%             80%



During 1997, our revenue contribution from communications applications increased to 20% of total revenue, up from only 6% in 1994. At the same time, we have continued to strengthen our market position in industrial and process control, test and instrumentation, and digital audio and video by addressing emerging applications such as motor control, smart sensors, digital cameras, scanners, camcorders, and DVD players.

Outlook
As we look ahead, we remain optimistic that 1998 will be another excellent year for Burr-Brown. Demand for our standard linear ICs (SLICs) continues to be very strong and many of the design-wins secured previously, will start production volumes in 1998. Additionally, as we continue to focus on emerging markets requiring application specific standard products (ASSPs), we expect to further accelerate revenue growth. We also expect our new product development effort will continue to gather momentum. These trends, coupled with our continuing internal initiatives to improve cost and manufacturing efficiencies, will provide additional opportunities to expand revenue and profit margin. Finally, having the very best group of employees in the industry, Burr-Brown is blessed with capabilities that will help bring increasingly better results in 1998 and beyond.

We thank you, our shareholders, for your support.


Focus on New Products
Based on over four decades of experience, Burr-Brown has earned a highly respected reputation for offering innovative, high performance components for processing real-world signals. More recently, Burr-Brown has established itself as a supplier of high performance analog and mixed-signal semiconductor components to cost sensitive, fast growing applications.

Analog and mixed-signal products, as compared to digital devices, are characterized by broad product lines, a high proportion of proprietary designs, relatively stable pricing and extended product life cycles. These factors combine to give the Company a stable foundation for revenue and income.

Building on this foundation, Burr-Brown is leveraging its engineering, technology, and marketing expertise to develop new, high performance products for high volume, large market applications, thereby accelerating its growth.

Setting a new annual record for the third consecutive year, 79 new products were introduced in 1997. The majority of new products are Standard Linear Integrated Circuits (SLICs), which are utilized by a wide variety of customers and applications, and give Burr-Brown a diversified and stable base business. Also introduced are an increasingly higher number of Application Specific Standard Products (ASSPs) which focus on high volume applications. Examples are high speed, high resolution mixed-signal components designed to interface directly to digital video cameras and analog front ends that integrate all analog signal processing circuitry needed onto a single chip, making it possible to communicate at high speed over existing copper wire telephone infrastructure. In many instances, these products represent the enabling technology for the development of large and rapidly growing new market segments. By virtue of their market potential, the Company believes that ASSPs will continue to be an increasingly greater source of revenue thereby accelerating growth potential.

As a result of this dramatic gain in new product introductions, an increasing proportion of the Company's revenues are derived from new products that serve the fastest growing segments of the electronics industry, particularly applications for the communications, computing, and digital audio and video markets. Nearly half of Burr-Brown's 1997 revenue is derived from new products introduced in the last 5 years, up 20% over last year and nearly 70% higher than 1995.

By offering innovative and cost effective solutions to challenging signal processing problems, Burr-Brown both satisfies customer requirements and provides the enabling technology that allows a market opportunity to develop. Incorporating high performance into high volume applications, the Company will take full advantage of the potential that exists in the markets which offer great volume elasticity.


Three page foldout with photographs of products representing key
Burr Brown markets presented here.


Enabling New Technologies, Creating Large Market Opportunities

Burr-Brown is providing its customers higher performance at lower cost, thus enabling new technologies to evolve into large market opportunities. The result is potential for growth similar to what was experienced in 1997 with the emergence of several high growth products and customer applications.

High-Speed Access to Internet
In 1997, a significant new communications technology emerged-digital subscriber line (DSL). DSL holds promise of revolutionizing telecommunications by transmitting data at high speed over standard phone lines.

Companies such as Adtran, Pairgain, and Paradyne introduced systems that transform regular copper wire telephone lines and on-site wiring into a unified, high-speed network at low cost. These systems enable data transmission speeds, both downstream and upstream, of more than 25 times the speed of today's industry-standard 28.8 kilobytes-per-second modem for high-speed network access, video-conferencing and Internet access.

Burr-Brown collaborated with these communications companies to create a system-level analog signal processor. In one application, a single Burr-Brown AFE chip replaces more than 18 integrated circuits and dozens of passive components. Providing the high level of system performance demanded in digital network access, Burr-Brown's analog front end chip lowers power consumption, dramatically shrinks board space, and reduces overall system cost.

Touch Screen Control
for Personal Digital Assistants (PDAs)
Another example of enabling technology creating mass-market potential is the mixed-signal product Burr-Brown designed in conjunction with a large manufacturer of handheld PDAs. Burr-Brown provides a highly integrated IC that not only performs the signal conversion, but also provides the transistor drivers required to supply power to the touch screen. The component replaces several circuit devices while increasing the resolution for reading screen location and reducing the power requirement-critical in battery-powered products.

Signal Processing for Digital Cameras
Working with a major Japanese consumer electronics company, Burr-Brown developed a complete signal processing solution for a battery-powered video camera. This mixed-signal IC provides all necessary circuitry for fast video signal conditioning and high-resolution, analog-to-digital signal conversion. To the camera designer, this means a simple single chip solution at a lower overall system cost; to the consumer, it means improved video and longer battery life.

Home Theater Audio
The emergence of Digital Versatile Disc (DVD) has enhanced the quality of both television picture and sound. In conjunction with several major manufacturers of consumer electronics, Burr-Brown developed products that provide the circuitry and signal output necessary to drive a surround sound home theater system. To the system's designer, this means fewer components at less cost; to the consumer, it means lifelike sound in the living room.

These examples demonstrate Burr-Brown's ability to integrate multiple, complex, mixed-signal functions onto a single chip. By increasing functionality while reducing cost, Burr-Brown's engineering and technology expertise has enabled the introduction of high performance low-cost products for mass-market applications, thus opening new market opportunities for Burr-Brown and its customers.

Focus on Strategic Markets
As part of its focus on high performance, high-volume analog and mixed-signal products, Burr-Brown has concentrated development efforts on five key markets determined to provide the largest growth opportunities in coming years.

Industrial and Process Control
This is a traditional Burr-Brown market with a broad range of applications requiring the acquisition and conditioning of `real-world' signals from sensors and conversion to the digital domain. This market accounted for the largest percentage of Burr-Brown's revenues in 1997.

Test and Instrumentation
This diverse market requires extensive sensor interface and data conversion solutions. Three key segments are medical, analytical, and automatic test equipment. New demands for lower power, higher speed, and smaller size drive the design of Burr-Brown's newer, high performance products.

Communications
Targeting two of the fastest growing sectors, wireless basestations and wired broadband applications, Burr-Brown's communications sales grew rapidly in 1997. Explosive growth is anticipated in Personal Communications Service (PCS), Digital Subscriber Line (DSL), and wireless applications.

Digital Video and Audio
An acknowledged leader in this dynamic market largely focused on digital-to-analog and analog-to-digital signal conversion, Burr-
Brown serves the premier audio and video consumer and professional product manufacturers worldwide.

Computing and Multimedia
This market is growing rapidly and is the largest served by the Company. Key products facilitate the expanding functionality of personal computers, particularly addressing the requirement for CD-quality sound in multimedia systems and the diverse and increasingly more complex needs of power management.



Consolidated Statements of Income
Burr-Brown Corporation and Subsidiaries-In thousands, except per share amounts


Years Ended December 31,               1997      1996      1995
Net revenue                          $252,102  $219,997  $269,162
Cost of goods sold                    125,075   109,228   138,257
Gross margin                          127,027   110,769   130,905
  % of revenue                            50%       50%       49%
Expenses:
Research and development               33,951    28,452    25,733
  % of revenue                            13%       13%       10%
Sales, marketing, general,
and administrative                     49,508    52,202    64,637
  % of revenue                            20%       24%       24%
Total operating expenses               83,459    80,654    90,370
  % of revenue                            33%       37%       34%
Income from operations                 43,568    30,115    40,535
  % of revenue                            17%       14%       15%
Interest expense                          448       700     1,131
Gain from sale of subsidiary                    (7,180)
Other income                          (3,540)   (3,249)     (613)
Income before income taxes             46,660    39,844    40,017
  % of revenue                            19%       18%       15%
Provision for income taxes             13,998    10,160    10,805
  Effective tax rate                      30%       25%       27%
Net income                            $32,662   $29,684   $29,212
  % of revenue                            13%       13%       11%
Basic earnings per common share          $.91      $.82      $.87
  Shares used in basic per share
  calculation                          36,054    36,003    33,500
Diluted earnings per common share        $.86      $.79      $.83
  Shares used in diluted per share
  calculation                          37,935    37,510    35,315

See Notes to Consolidated Financial Statements.



Consolidated Statements of Changes in Stockholders' Equity
Burr-Brown Corporation and Subsidiaries-In thousands


                                 Additional         Cumulative
                 Common  Stock   Paid-In  Retained  Translation
                 Shares  Amount  Capital  Earnings  Adjustment
Balance at
January
1, 1995            9,714  $97     $26,400  $58,842   $3,504
Net income                                  29,212
Foreign currency
  translation
   adjustment                                          (342)
Stock split at
three-for-two      4,859   37        (37)
Stock options
exercised            213   13       2,094
Stock offering     1,750   18      61,195
Treasury stock
acquired
Affiliate's
stock activity                         46    (253)
Balance at
December 31,
1995              16,536  165      89,698   87,801    3,162
Net income                                  29,684
Foreign currency
  translation
   adjustment                                          (281)
Stock options
exercised             78    1         628
Treasury stock
acquired
Affiliate's
stock activity                                (18)
Balance at
December 31,
1996             16,614   166      90,326  117,467     2,881
Net income                                  32,662
Foreign currency
  translation
   adjustment                                        (1,693)
Stock split at
three-for-two     8,343    84        (84)
Stock options
exercised           366     3       4,664
Treasury stock
acquired
Affiliate's
stock activity                               (214)
Unrealized gain
on investments
Announced stock
split at three-
for-two          12,662   127       (127)
Balance at
December 31,
1997             37,985  $380     $94,779 $149,915    $1,188



Changes in Stockholders' Equity - Continued


                                    Unrealized
                    Treasury Stock  Gain on
                    Shares  Amount  Investments   Total
Balance at
January 1, 1995     145   $(1,221)                $87,622
Net income                                         29,212
Foreign currency
  translation
   adjustment                                       (342)
Stock split at
three-for-two        81
Stock options
exercised                                           2,107
Stock offering                                     61,213
Treasury stock       26     (460)                   (460)
acquired
Affiliate's
stock activity                                      (207)
Balance at
December 31,
1995                252   (1,681)                 179,145
Net income                                         29,684
Foreign currency
  translation
   adjustment                                       (281)
Stock options
exercised                                             629
Treasury stock
acquired            492   (9,753)                 (9,753)
Affiliate's
stock activity                                       (18)
Balance at
December 31,
1996                744  (11,434)                 199,406
Net income                                         32,662
Foreign currency
  translation
   adjustment                                     (1,693)
Stock split at
three-for-two       373
Stock options
exercised                                           4,667
Treasury stock
acquired              3     (105)                   (105)
Affiliate's
stock activity                                      (214)
Unrealized gain
on investments                          193           193
Announced stock
split at three-
for-two             560
Balance at
December 31,
1997              1,680  $(11,539)     $193      $234,916

See Notes to Consolidated Financial Statements.




Consolidated Balance Sheets
Burr-Brown Corporation and Subsidiaries-In thousands


December 31,                             1997      1996      1995
  Assets
Current Assets
Cash and cash equivalents             $54,284   $38,433   $42,477
Short-term investments                           14,407    43,738
Trade receivables                      55,689    39,546    55,713
Inventories                            44,533    49,570    47,852
Deferred income taxes                   7,973     6,705     3,273
Other                                  10,069     4,867     3,190
  Total Current Assets                172,548   153,528   196,243
Long-Term Investments                  44,767    36,537
Land, Buildings, and Equipment
Land                                    3,418     3,427     3,393
Buildings and improvements             25,690    25,344    23,294
Equipment                             145,411   122,726   100,812
                                      174,519   151,497   127,499
Less accumulated depreciation        (95,053)  (83,967)  (76,075)
                                       79,466    67,530    51,424
Other Assets                            2,607     3,993     4,582
                                     $299,388  $261,588  $252,249

  Liabilities and Stockholders' Equity
Current Liabilities
Notes payable                          $9,991   $14,533   $17,904
Accounts payable                       18,203    17,641    17,359
Accrued expenses                        4,678     3,568     8,703
Accrued employee compensation
and payroll taxes                       9,299     8,194     8,929
Deferred profit from distributors       8,318     7,462     6,198
Income taxes payable                    7,370     3,129     6,092
Current portion of long-term debt         672     1,087     1,150
  Total Current Liabilities            58,531    55,614    66,335
Long-Term Debt                          1,482     1,830     1,808
Deferred Gain                                     1,122     2,619
Deferred Income Taxes                   3,774     1,709       159
Other Long-Term Liabilities               685     1,907     2,183
Commitments

Stockholders' Equity
Preferred stock, $.01 par
value-authorized 2,000 shares:
  none issued or outstanding
Common stock, $.01 par value-
authorized 80,000 shares; issued
and outstanding, including treasury
shares: 1997-37,985 shares, 1996-37,381
shares, 1995-37,206 shares                380       166       165
Additional paid-in capital             94,779    90,326    89,698
Retained earnings                     149,915   117,467    87,801
Equity adjustment from foreign
currency translation                    1,188     2,881     3,162
Unrealized gain on investments            193
Treasury stock, at cost: 1997-1,680
shares, 1996-1,674 shares,
1995-567 shares                      (11,539)  (11,434)   (1,681)
                                      234,916   199,406   179,145
                                     $299,388  $261,588  $252,249

See Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows
Burr-Brown Corporation and Subsidiaries-In thousands


Years Ended December 31,                 1997      1996      1995
Operating Activities
Net Income                            $32,662   $29,684   $29,212
Adjustments to Reconcile
Net Income to Net Cash Provided by
Operating Activities:
  Depreciation and amortization        13,834    13,272    12,712
  Amortization of deferred gain       (1,122)   (1,497)   (1,497)
  Provision for (benefit from)
  deferred income taxes                   589   (1,908)   (3,983)
  Increase in deferred profit
  from distributors                       856     1,264     4,406
  Gain from sale of subsidiary                  (7,180)
  Other                                   418     (129)       778
Changes in Operating Assets and Liabilities:
  (Increase) decrease in
  trade receivables                  (19,368)    10,969  (17,256)
  (Increase) decrease
  in inventories                        3,781   (5,482)   (8,223)
  (Increase) decrease in
  other assets                        (4,266)   (2,400)     (561)
  Increase (decrease) in
  accounts payable                      1,264     2,341     5,269
  Increase (decrease) in accrued
  expenses and other liabilities        6,376   (7,921)    10,072
  Net Cash Provided by Operating
  Activities                           35,024    31,013    30,929

Investing Activities
Purchases of investments            (103,484)  (50,944)  (43,738)
Maturities of investments             109,979    43,738
Purchases of land, buildings,
and equipment                        (25,637)  (31,919)  (17,574)
Proceeds from sale of equipment            85       415       191
Proceeds from sale of subsidiary                 12,804
  Net Cash Used In
  Investing Activities               (19,057)  (25,906)  (61,121)

Financing Activities
Proceeds from short-term and
long-term borrowings                                770     1,374
Payments on short-term and
long-term borrowings                  (4,348)   (1,160)   (1,681)
(Payments for) proceeds from
capital stock activity, net             4,343   (9,142)    62,653
  Net Cash (Used In) Provided
  by Financing Activities                 (5)   (9,532)    62,346

Effect of exchange rate changes
on cash and cash equivalents            (111)       381       398
   Increase (Decrease) in Cash and
  Cash Equivalents                     15,851   (4,044)    32,552

Cash and cash equivalents at
beginning of year                      38,433    42,477     9,925
  Cash and Cash Equivalents
  at End of Year                      $54,284   $38,433   $42,477

See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements
Burr-Brown Corporation and Subsidiaries-In thousands, except per share amounts
December 31, 1997
Accounting Policies

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

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

The Company maintains cash and cash equivalents at various financial institutions. These financial institutions are located throughout the world, and Company policy is designed to limit exposure at any one institution and takes into account the relative credit standing of these institutions. The Company's short-term and long-term investments are purchased through high credit quality financial institutions. The cost of these investments approximated their fair value in 1996 and 1995 while at 1997 year-end, fair value exceeded cost by $319 (see Cash Equivalents and Investments.)

Credit risk, with respect to trade receivables, is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. Furthermore, management continually monitors and adjusts allowances associated with these receivables.

In 1997, sales to a domestic distributor accounted for approximately 10% of consolidated net revenues. There were no sales to a single distributor or customer that exceeded 10% of consolidated net revenues in 1996 or 1995.

Stock Issued to Employees: Stock options are granted to employees under the Company's Stock Incentive Plan with an exercise price equal to the fair value of the shares at date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants.

Earnings per Share: In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously computed fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements. References to share and per share amounts have been restated to reflect a three-for-two stock split effective April, 1997, as well as a three-for-two stock split declared on February 23, 1998 for distribution on March 20, 1998 to stockholders of record on March 6, 1998.

Impact of Recently Issued Accounting Standards: In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company is in the process of determining its preferred format. The adoption of SFAS No. 130 will have no impact on the Company's consolidated results of operations, financial position, or cash flows.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. Management has not completed its review of SFAS No. 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

Cash Equivalents and Investments
The Company classifies its investments as cash equivalents, short-term, or long-term investments based on the number of days between the purchase date and the original maturity dates, reset dates, or call dates of its investments. Investments classified as cash equivalents have a range of days from 1 to 90 days, short-term investments have a range of days from 91 to 365 days, and long-term investments have a range of days over 365 days. At December 31, 1997, the Company had no investments maturing after December 1, 1999.

The fair value of cash equivalents and investments at December 31, 1997, 1996, and 1995 classified as available for sale in 1997 and 1996, classified as held to maturity in 1995 consisted of:

                                        1997      1996     1995
U.S. Treasury and Government
  Agency Securities                   $18,900   $21,963   $78,677
Municipal Bonds                        31,065    25,979
Mutual Funds investing in various
debt securities                        16,342    27,869
                                      $66,307   $75,811   $78,677

Fair value exceeded cost by $319 at December 31, 1997, while approximating cost at December 31, 1996 and 1995. The unrealized gain at December 31, 1997, net of tax, is reported as a separate component of stockholders' equity. Fair value for such securities is determined based on quoted market price.

Income received from cash equivalents and investments was $3,624, $3,740, and $1,160, in 1997, 1996, and 1995, respectively.

Inventories
Inventories consist of the following:

December 31,                             1997      1996     1995
Finished goods                        $12,206   $18,383   $16,180
Work-in-process                        22,719    20,227    17,830
Raw materials                           9,608    10,960    13,842
                                      $44,533   $49,570   $47,852


Foreign Currency Forward Contracts
As a result of selling its products in overseas markets, the Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its foreign currency receivables; primary foreign market currency exposures are in Japanese Yen, German Marks, and British Pounds. The Company currently nets the receivables and payables, due from subsidiaries to the Company, creating a natural hedge against foreign currency rate fluctuations. Net receivables are further hedged periodically through the purchase of foreign currency put options and forward contracts. The Company marks to market the foreign currency forward contracts and the underlying hedged transactions at the end of each reporting period. The realized and unrealized gains and losses resulting from the change in foreign currency exchange rates from period to period are included in other income in the period in which the changes occur. Such realized and unrealized gains and losses are insignificant for all periods presented.

The Company maintains relationships with a few major U.S. and foreign banks and arranges foreign currency hedging products with such banks. As of December 31, 1997, no foreign currency put options or forward contracts were outstanding.

Notes Payable
The Company has available short-term credit facilities of approximately $26,642 with $9,991 outstanding as of December 31, 1997. There are no compensating balance requirements. All of the available short-term credit facilities are in foreign currencies and are used to support the Company's foreign operations. Interest rates are tied to prevailing national base rates, and the weighted-average rates for 1997, 1996, and 1995 were 1.7%, 3.3%, and 3.6%, respectively. These credit facilities are renewable annually at various dates.


Long-Term Debt
Long-term debt consists of the following:


December 31,                             1997      1996      1995
Capitalized lease arrangements-
various terms and interest rates       $2,154    $2,812    $2,745
Other                                               105       213
                                        2,154     2,917     2,958
Less current portion                      672     1,087     1,150
                                       $1,482    $1,830    $1,808


The Company has a $10 million revolving line of credit with a major U.S. bank. The Company can borrow at LIBOR + 1.25% or the bank's Prime rate or the bank's "bid rate." The Company may select terms of 30, 60, 90, and 120 days for LIBOR borrowings. The revolving line of credit carries an annual commitment fee of 1/4% on the unused portion of the commitment. The loan agreement has current ratio and net worth covenants. As of December 31, 1997, the Company is in compliance with all covenants and conditions contained in the loan agreement. The loan agreement does not require compensating balances. The Company's revolving line of credit terminates at May 3, 1999.

Under the various long-term debt agreements consisting exclusively of capital lease obligations, the Company is obligated to pay the following principal amounts for each of the next five years:
                         1998        $672
                         1999        $643
                         2000        $537
                         2001        $227
                         2002        $75

Interest paid on all debt amounted to $453, $566, and $947 in 1997, 1996, and 1995, respectively.

Income Taxes
Income before income taxes is
comprised as follows:

Years Ended December 31,                1997      1996      1995
Domestic                              $32,999   $36,468   $31,077
Foreign                                13,661     3,376     8,940
                                      $46,660   $39,844   $40,017

The components of the provision
(benefit) for income taxes
are as follows:
Years Ended December 31,                 1997      1996      1995
Current:
U.S. Federal                           $4,275    $8,183    $8,785
State                                     931     1,577     2,701
Foreign                                 7,995     2,282     3,284
                                       13,201    12,042    14,770
Deferred:
U.S. Federal                            2,107   (1,983)   (3,617)
State                                   (102)       145     (406)
Foreign                               (1,208)      (44)        58
                                          797   (1,882)   (3,965)
                                      $13,998   $10,160   $10,805


Actual current tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity of $2,576, $155, and $841 in 1997, 1996, and 1995, respectively. The tax benefit from stock option activity is recorded as a reduction in current income taxes payable and an increase in additional paid-in capital.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,                            1997      1996      1995
Deferred tax liabilities:
  Depreciation                       $(3,623)  $(1,910)  $(2,331)
     Total gross deferred
     tax liabilities                  (3,623)   (1,910)   (2,331)
Deferred tax assets:
  Inventory reserves and
  capitalization                        2,396     2,471     2,809
  Tax credit carryforwards              2,569     1,300
  Sale leaseback                                    456     1,057
  Intercompany transactions               833     1,247     1,816
  Foreign loss carryforwards              692       637       520
  Distributor reserves                  3,267     3,030     2,583
  Employee benefits reserves              695       592     1,102
  Other, net                              631       781     1,319
     Total gross deferred tax assets   11,083    10,514    11,206
Valuation allowance                   (3,261)   (3,608)   (5,761)
     Total deferred tax assets          7,822     6,906     5,445
     Net deferred tax assets           $4,199    $4,996    $3,114


At December 31, 1997, the Company recorded valuation allowances to reflect the estimated amount of deferred tax assets which may not be realized from foreign loss and state tax credit carryforwards. Prior to 1997, valuation allowances were recorded to offset deferred tax assets which could only be realized by earning taxable income in future years. At that time, management established the valuation allowances because it could not be assured that such income would be earned.


A reconciliation of the U.S. Federal statutory income tax rate to the effective tax rate follows:

                                           Percent of Pretax Income
Years Ended December 31,                   1997      1996      1995
U.S. Federal statutory rate                35.0%     35.0%     35.0%
State taxes, net of federal benefit         1.2       2.8       3.7
Foreign taxes in excess of (less than)
U.S. Federal statutory rate                 1.3       0.3      (0.8)
Foreign sales corporation                  (2.9)     (2.5)     (1.5)
Research and development credit            (2.0)     (0.8)
Tax exempt investment income               (1.3)     (0.7)
Research and development and minimum
tax credit carryforwards                                      (10.2)
Domestic temporary differences
not previously benefited                             (9.4)
Other                                      (1.3)      0.8       0.8
Effective tax rate                         30.0%     25.5%     27.0%

Undistributed earnings of foreign subsidiaries were $16,378 at December 31, 1997. No provision for U.S. tax has been made on these undistributed earnings as they are intended to be permanently reinvested or will be remitted substantially free of additional tax.

Certain foreign subsidiaries have net operating loss carryforwards totaling $996, of which virtually all can be carried forward indefinitely. The Company has state tax credit carryforwards totaling $2,569 which expire at various dates beginning in 2009.

Net income taxes paid amounted to $5,773, $12,987, and $8,970 in 1997, 1996, and 1995, respectively.




Stockholders' Equity-Share amounts in thousands
The Company adopted an Incentive Stock Plan in 1981 which was amended and restated in 1983. Under this plan, options were granted to key employees, subject to certain limitations to purchase an aggregate of 3,167 shares of common stock at not less than the fair market value on the date of the grant. All options under the plan must be exercised within ten years from the date of the grant. This plan expired in 1993, and no further options will be granted under this plan. However, all options outstanding under this plan will continue to have full force and effect in accordance with their terms.

In 1993, the Company adopted the 1993 Stock Incentive Plan. This plan is intended to benefit the Company by providing an incentive to certain key employees, directors, and consultants. The aggregate number of shares which may be issued under this plan shall not exceed 5,889 shares, including 1,614 shares available from the 1981 Plan. This plan is administered by a committee of the Board of Directors. The option price per share shall be fixed by the committee, but in no event shall the option price per share be less than the fair market value on the date of the grant. The committee also determines the date on which granted options will become exercisable, although all options under this plan must be exercised within ten years from the date of grant.

As of December, 1996, the Company had a plan in place to purchase up to 2,250 shares of the Company's common stock in the open market. Purchase activity will be ongoing and timed to take advantage of what the Company considers to be a favorable price for its stock. The acquired shares will be used to provide shares for the employee stock option programs.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1997, 1996, and 1995, respectively: risk-free interest rates ranging from 5.90% to 6.93%, 5.00% to 5.34%, and 5.30% to 6.12%; dividend yields of 0.0%; volatility factor of the expected market price of the Company's common stock of 0.508; and an expected life of an option of seven years.

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

For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options' vesting period. The Company's pro forma information follows:

          Years Ended December 31,      1997      1996      1995
          Net Income
               As reported            $32,662   $29,684   $29,212
               Pro forma              $31,444   $29,202   $29,042

          Earnings per share
               Basic as reported         $.91      $.82      $.87
               Basic pro forma           $.87      $.81      $.87

               Diluted as reported       $.86      $.79      $.83
               Diluted pro forma         $.83      $.78      $.82



A summary of the Company's stock option activity, and related information follows:

                                 Shares    Option Price    Weighted
                                 Under        Per          Average
                                 Option       Share     Exercise Price
          Balance at January 1,
          1995                   2,244     $1.93 - $4.74    $2.31
          Granted                  675      3.78 - 15.55     5.87
          Exercised              (484)      1.93 -  4.74     2.68
          Canceled                (81)      2.00 -  3.78     2.81
          Balance at December 31,
          1995                   2,354      1.93 - 15.55     3.23
          Granted                  759      7.55 - 10.55     8.39
          Exercised              (176)      1.93 -  7.11     2.82
          Canceled               (273)      1.93 - 14.67     4.70
          Balance at December 31,
          1996                   2,664      2.00 - 15.55     4.57
          Granted                  913     11.33 - 23.92    14.90
          Exercised              (595)      2.00 - 14.89     3.37
          Canceled               (102)      2.07 - 11.33     7.40
          Balance at December 31,
          1997                   2,880     $2.00 -$23.92    $7.97



The weighted-average fair value of options granted during 1997, 1996, and 1995 was $9.26, $7.35, and $4.68, respectively. The weighted-average remaining contractual life for options outstanding as of December 31, 1997, was 7.7 years.

Stock options for 836, 954, and 683 shares were exercisable at December 31, 1997, 1996, and 1995, respectively. The weighted-average exercise price for exercisable options was $3.23, $2.75, and $2.52 at December 31, 1997, 1996, and 1995, respectively.

During 1989, the Board of Directors declared a dividend distribution of one common stock purchase right for each outstanding share of common stock. The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the common stock. At that time, a right plus $0.1407 may be exchanged for one one-hundredth share of common stock of the Company. Upon the acquisition of 40% or more of the Company's common stock (unless at least 80% is acquired in a cash tender offer), the holders of rights (other than the acquirer) will have the right to purchase shares of the Company's common stock at half its market value. In addition, the rights provide that upon the merger or transfer of 50% or more of the assets or earning power of the Company to a person who has acquired at least 20% of the common stock, the holders of rights will have the right to purchase shares of the acquirer's common stock at half its market value.

The rights are subject to mandatory redemption for $0.003 per right at the discretion of the Company's Board of Directors. All rights expire on August 9, 1999, unless extended or redeemed by the Company and do not have dividend or voting privileges while outstanding.

Shares used in the basic per share calculation represent weighted-average shares in the applicable period. The additional 1,881, 1,507, and 1,815 shares used in the dilutive share calculation in 1997, 1996, and 1995, respectively, represent the dilutive effect of employee stock options.


Commitments
Approximate aggregate future commitments under noncancelable operating leases, primarily for equipment and office
facilities, are summarized as follows:
                    1998                $ 2,224
                    1999                $ 1,586
                    2000                $ 1,360
                    2001                $ 824
                    2002                $ 176
Rental expense was $4,586, $4,932, and $5,352 in 1997, 1996, and
1995, respectively.




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

Years Ended December 31,                1997      1996      1995
Net Revenue:
  North American Operations:
     Unaffiliated customers           $86,959   $75,757   $95,667
     Foreign unaffiliated customers    27,325     5,376    17,250
     Consolidated subsidiaries         76,486    83,044    87,721
                                      190,770   164,177   200,638
  European Operations:
     Unaffiliated customers            42,455    55,679    64,794
     Consolidated subsidiaries          7,143    12,165    13,225
                                       49,598    67,844    78,019
  Far Eastern Operations:
     Unaffiliated customers            95,363    83,185    91,451
     Consolidated subsidiaries          5,545     3,632     4,037
                                      100,908    86,817    95,488
     Eliminations                    (89,174)  (98,841) (104,983)
                                     $252,102  $219,997  $269,162
Income (Loss) Before Income Taxes:
  North American Operations           $39,282   $45,920   $33,446
  European Operations                     796     1,074     5,428
  Far Eastern Operations               12,865     2,271     3,402
  Eliminations - primarily United States(6,283) (9,421)   (2,259)
                                      $46,660   $39,844   $40,017
Identifiable Assets:
  North American Operations          $258,263  $226,444  $206,405
  European Operations                  25,592    25,075    28,790
  Far Eastern Operations               42,007    32,541    43,642
  Eliminations                       (26,474)  (22,472)  (26,588)
                                     $299,388  $261,588  $252,249


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

                                   1997           1996         1995
                                U.S. Foreign U.S. Foreign U.S.Foreign
Years Ended December 31,       Plans Plans   Plans Plans  Plans Plans
Defined benefit pension plans:
Service cost-benefits
earned during the period       $487  $340     $478  $351   $392  $321
Interest cost on projected
benefit obligation              736   140      665   155    620   189
Net amortization              1,205    14      770    11  1,142     4
Return on plan assets         (2,048) (35)  (1,505)  (33)(1,732) (49)
Net periodic pension expense
of defined benefit plans        380   459      408   484    422   465
Defined contribution plan
- Matching FIT                  776            747          626
Total employee benefit
expense                      $1,156 $ 459   $1,155  $484 $1,048  $465


Assumptions used in computing pension expense for the defined benefit plans were as follows:


                           1997           1996            1995
                        U.S. Foreign    U.S. Foreign    U.S. Foreign
                        Plans Plans     Plans  Plans    Plans   Plans
Years Ended December 31,

Weighted-average
discount rate         7.25% 3.1%-7.0%  7.75% 2.5%-7.0%  8.5% 5.5%-7.5%
Rates of increase in
compensation levels   4.0%   3.0%     4.5%   3.0%      5.0%   4.5%
Expected long-term
rate of return on
assets                9.5% 3.0%-7.0%  9.5% 3.7%-7.0%    8.5% 4.1%-7.0%



The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1997, 1996, and 1995; for the Company's defined benefit pension plans:


                           1997            1996            1995
                        U.S. Foreign    U.S. Foreign    U.S. Foreign
                        Plans Plans     Plans  Plans    Plans   Plans
December 31,
Actuarial present value
of benefit obligations:

Vested benefit
obligation             $7,902 $2,456   $6,148  $2,083   $6,036 $1,879
Accumulated benefit
obligation             $8,905 $2,673   $7,351  $2,684   $7,155 $2,225
Projected benefit
obligation for services
rendered to date     $(11,054)$(3,200)$(9,439)$(3,376)$(9,208)$(3,004)
Plans assets at
fair value             13,772 1,526   12,049   1,474    9,826  1,486
Excess (shortfall)
of plan assets
over (under)
projected benefit
obligation              2,718 (1,674)   2,610  (1,902)     618 (1,518)
Unrecognized net
loss (gain)            (2,906)   148   (2,634)    330   (1,500)    28
Unrecognized prior
service cost              878           1,094            1,333
Unrecognized net
transition obligation           (22)              171             (50)
Net pension asset
(liability)             $ 690 $(1,548)  $1,070 $(1,401)   $ 451 $(1,540)

U.S. plan assets consist of investments in equities, bonds, and cash equivalents. Foreign plans' assets consist of securities, real estate, loans, and cash equivalents.



Report of Independent Auditors
Board of Directors
Burr-Brown Corporation
We have audited the accompanying consolidated balance sheets of Burr-Brown Corporation and Subsidiaries as of December 31, 1997, 1996, and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burr-Brown Corporation and Subsidiaries at December 31, 1997, 1996, and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Tucson, Arizona
January 22, 1998,
except for the note entitled Accounting Policies-Earnings per Share, as to which the date is February 23, 1998



Summarized Quarterly Data (Unaudited)
The following is a summary of quarterly financial data for 1997, 1996, and 1995:

                                Quarter Ended 1997
                      March 29   June 28   Sept. 27     Dec. 31
Net revenue           $54,772    $62,505   $65,928      $68,897
Gross margin           27,372     31,268    33,259       35,128
Net income              6,572      7,747     8,554        9,789
Basic earnings per
share                     .18        .22       .24          .27
Diluted earnings
per share                 .17        .20       .22          .26



                                 Quarter Ended 1996
                      March 30   June 29     Sept. 28    Dec. 31
Net revenue            $61,174   $58,181     $50,109     $50,533
Gross margin            30,677    29,754      25,092      25,246
Net income              11,598     6,607       5,700       5,779
Basic earnings
per share                  .32       .18         .16         .16
Diluted earnings
per share                  .30       .18         .15         .16


                                  Quarter Ended 1995
                       April 1    July 1    Sept. 30     Dec. 31
Net revenue            $59,547   $69,594     $70,218     $69,803
Gross margin            28,186    33,798      34,411      34,510
Net income               4,657     6,845       8,287       9,423
Basic earnings
per share                  .14       .21         .25         .26
Diluted earnings
per share                  .14       .20         .24         .25


The 1995, 1996, and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. All earnings per share amounts have also been restated to reflect the three-for-two stock split declared February 23, 1998.



Quarterly Market & Dividend Information

                 1997 Close Quotation    1996 Close Quotation
                  1997         1997        1996        1996
                  High         Low         High        Low
First Quarter     $15 1/4      $10 7/8     $13 5/16    $7
Second Quarter     22 1/16      13          10 7/8      6 3/4
Third Quarter      25 9/16      21 1/4      9 7/16      6 3/4
Fourth Quarter     25 3/16      16 3/4      12 1/4      8 11/16

The Company's common stock has been traded on the National Market System under the symbol BBRC since March 1984. As of December 31, 1996, there were approximately 6,000 stockholders of record, which include those listed in company records and stockholders who hold their shares in a broker's name.

The Company has never paid any cash dividends on its common stock. It is the present policy of the Board of Directors to retain earnings to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.


Management's Discussion and Analysis of Financial
Condition and Results of Operations

This Annual Report on Form 10-K contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth under " Risk Factors" below and elsewhere in this Annual Report on Form 10-K, the materials incorporated by reference herein and in other filings by the Company with the Securities and Exchange Commission.

1997 Compared to 1996
The Company reported 1997 revenue of $252.1 million, which was 14.6% above 1996 revenue. All geographic regions were up over last year. The U.S. and southeast Asia showed the most strength. Domestic sales increased significantly, led by a strong distribution channel. Sales into the southeast Asian (SEA) region excluding Japan more than doubled. Japan's growth was impacted by a weakening Yen. Within industrial market products, data and high speed products grew at a faster rate than did linear products. Revenue from both the communications and digital audio and video markets contributed a larger proportion of the Company's total revenue. Revenue from the communications market had the highest percentage increase when compared to 1996. The percentage of revenue derived from the digital audio and video and computer markets also increased over 1996 levels. Industrial and process control and test and instrumentation, a market in which the Company maintains a very strong position, accounted for slightly less than one-half of total revenues. It is the Company's strategic intent to expand its participation in these traditional markets while increasing its penetration of the higher volume and faster growing communications, digital audio and video, and computer markets.

At 50.4% of revenue, gross margin for the year was even with 1996. Gross margin improved to 51% of revenue during the fourth quarter of 1997, reflecting a higher level of internal factory utilization and increased operating leverage from higher total sales. Mix continues to shift toward higher volume products with lower average selling prices without having an adverse effect on aggregate gross margin. Fourth quarter unit sales volume increased by 23% sequentially and by 75% over the fourth quarter of 1996. This is consistent with the Company's strategy to offer high performance analog and mixed signal ICs for high volume, fast growing, emerging applications. Consistent with past experience, like product pricing remained stable. Factory yields remained steady at record levels for the entire year. Reliance upon externally sourced wafers inhibited further gross margin expansion. However, favorable foundry wafer pricing allowed the Company to participate in higher volume applications without a negative impact on gross margin. The Company's long term objective for gross margin is 53% and financial plans call for further progress toward that objective with continued revenue growth during 1998. The Company believes it can significantly expand internal wafer fabrication capacity with relatively modest capital investments in certain bottleneck equipment. The Company believes it has sufficient commitments for external wafer foundry capacity to meet its near-term requirements. Assembly and test capacity will be expanded throughout 1998 as required by volume increases. The Company's plan anticipates continuing gross margin improvements as revenue growth accelerates.

Operating expenses for the year increased to $83.5 million from $80.7 million in 1996 but declined as a percentage of sales to 33.1% from 36.7%. The reduction in this ratio was realized exclusively in Sales, Marketing, and General and Administrative expenses (SMG&A), an area in which the Company continues to drive toward a lower model level.

Investment in Research and Development (R&D) expense was increased by $5.5 million or 19% to $34 million. A record 79 new products were introduced during the year; the third consecutive year in which a new record was established. Nearly half of the Company's 1997 revenue was derived from new products introduced in the last 5 years, up 20% over 1996 and nearly 70% higher than 1995. A prime focus of the Company's new product program is to offer highly integrated application specific standard products (ASSPs) that target large and fast-growing markets such as broadband communications, digital audio and video, medical imaging, and intelligent motor control. Much progress was made on the development of advanced manufacturing processes including the next generation analog wafer fabrication processes. For most of 1997, R&D spending was near the Company's long-term objective of 14% of sales. The Company intends to remain at that level during 1998.

SMG&A expenses declined to $49.5 million or 19.6% of sales from $52.2 million or 23.7% in 1996. SMG&A expense declined to 17.6% of revenue during the fourth quarter of 1997. These improvements were the result of consolidation of selling, logistics, and administration activity in Europe, expanded use of third party distribution in all regions and improvements in administrative efficiency. The Company's long term objective for SMG&A is 18% of revenue. In order to support this objective, the Company is continuing to consolidate all administrative, logistics, and inventory functions in three regional service centers worldwide. The adoption of a common worldwide information system is also expected to reduce administrative costs. Significant progress has been made in the adoption of this system. Implementation in all of Europe was completed in 1997 and Asia is expected to be completed in 1998. An anticipated increase in the proportion of large order opportunities inherent in the strategy to bring high performance to high volume applications also should reduce the overall cost of selling. The increased use of the third-party distribution channel has not only increased revenue, but has also reduced selling costs. Approximately half of the Company's 1997 revenues were derived from this channel, up from 40% in 1996 and 35% in 1995. Increases in sales engineering support, marketing communications, and information systems cost is expected to maintain SMG&A expenses at approximately 19% of sales for most of 1998.

During 1997, the Company was able to increase its investment in R&D by more than $5 million while reducing SMG&A spending by $3 million. This reflects a continuing strategy to maintain a substantial level of R&D investment as the primary driver of future revenue growth while reducing SMG&A expenses to more competitive levels.

The Company reported 1997 operating income of $43.6 million or 17.3% of revenue, a significant increase from $30.1 million or 13.7% of revenue in 1996. Operating income for the fourth quarter of 1997 set a new quarterly record both in absolute dollars and as a percent of sales. This improvement is primarily due to improved revenue growth and operating expense control. As compared to 1996, the Company was able to improve operating income by 45% while devoting 19% more resources to new product development activities. The Company's operating profit objective is 21% and the Company expects further progress to be made toward this objective during 1998. The Company plans to achieve this objective through continued gross margin expansion, by continued constraint on SMG&A expenses, and by revenue growth. Revenue growth is expected to be driven by R&D investments, increased penetration of traditional markets, and expanded participation in emerging markets.

Other income and expense consists primarily of net interest income on invested cash and gains and losses on foreign currency transactions. Included in 1996 other income was a $7.2 million gain realized from the sale of a subsidiary in the first quarter of that year.

The 1997 tax rate was 30%, up from 25.5% in 1996. The increase was due to a shift in the mix of earnings among the different tax jurisdictions in which the Company does business and a certain one time benefit recorded in 1996. The 1997 tax rate was less than the U.S. federal statutory tax rate of 35% due mainly to the benefits from a foreign sales corporation, research and development credits, and tax exempt investment income. At December 31, 1997, based on previous taxable income and projections for future taxable income, management believes that with the exception of foreign loss and state credit carryforwards for which valuation allowances have been provided, it is more likely than not that the Company will earn sufficient taxable income in future years to realize the recorded deferred tax assets. Prior to 1997, valuation allowances were recorded to offset deferred tax assets which could only be realized by earning taxable income in future years. At that time, management established the valuation allowances because it could not be assured that such income would be earned.

Net income for the year of $32.7 million was the highest in the Company's history. This was up $3 million or 10% over 1996. When excluding a $5.3 million gain realized in 1996 from the sale of a subsidiary, net income increased by 34.2% on a consolidated revenue gain of 14.6%. Diluted earnings per share (EPS) was $.86 for 1997, 8.9% higher than the $.79 of 1996. When excluding the $5.3 million or $.14 per diluted share gain realized from the sale of a subsidiary, 1997 EPS increased by 32.3%. The Company's long-term operating objective for profit after tax is 15%.

Per share information in this Management's Discussion and Analysis has been restated to reflect a 3-for-2 stock split effective March 1998.

1996 Compared to 1995
For the year ended December 31, 1996, revenue was $220 million compared to revenue of $269.2 million in 1995. When excluding revenue of a subsidiary divested in the first quarter of 1996, revenues from ongoing operations were 10.6% lower than 1995. This decline was the result of industry conditions which prevailed for most of the year. The magnitude of this decline was consistent with that reported for the industry as a whole for 1996. Customer inventories and supply in the distribution channel remained high throughout the year, due largely to very strong 1995 demand and shortened lead times. Revenue declined in the third quarter and remained stable for the remainder of the year. A recovery began in the fourth quarter as new order bookings exceeded revenue for the first time during the year.

The Company's core analog and mixed signal integrated circuit (IC) products accounted for 91% of total revenue, up from 85% in 1995. Much of this increase was the result of the divestiture of a non-core subsidiary and represented further progress in the strategy to become a pure analog IC company. Over 50% of sales were derived from the markets for industrial and process control and test and instrumentation equipment. The Company maintained a very strong position in these markets by virtue of long standing relationships with customers and the high performance applications requirements in terms of precision, speed, and cost. Sales into these markets exhibited the most stability year-to-year, the result of a very broad customer, product, and application base. Approximately 20% of sales were into digital audio and video applications. Given the high consumer product content, sales into this market were most affected by industry conditions. Further, as a high proportion of these sales were to Japanese customers, the significant devaluation of the Yen as compared to 1995 had some adverse impact on dollar revenues. The telecommunications market was the source of 15% of sales and represents an area of significant growth opportunity for the Company. The overall growth rate of this market is among the highest addressed by Burr-Brown, and requirements are particularly well suited to the Company's core competency of high performance analog and mixed signal ICs. Revenue from this sector was relatively even with the prior year but increased as a percent of total sales. Sales into the personal computer and multimedia market, which accounted for only 6% of revenue, declined from 1995 levels, again due to overall semiconductor market conditions. The remainder of the Company's sales were realized from a broad range of sources including military applications and were, in total, roughly consistent with prior year levels.

Geographically, all regions, with the notable exception of SEA, contributed to the overall revenue decline. The U.S. sales decline included only a slight decrease in the domestic third-party distribution channel. Japan sales declined as a result of conditions in the consumer audio market and devaluation of the Yen. The European sales decline was reflective of overall business conditions in that region. SEA sales grew year over year as the Company increased its penetration in the developing, faster growing markets within the People's Republic of China and the Four Tigers countries.

Gross margin as a percent of sales improved to 50.4% in 1996 from 48.6% in 1995. Some of this improvement was due to the divestiture of a relatively low gross margin business unit. As is characteristic for analog ICs, exclusive of currency impacts, like product pricing remained stable, and product mix was somewhat more favorable. More significantly, manufacturing cost reductions and gains in efficiency contributed to gross margin expansion despite lower revenue levels. Product yield increased by over 10%, and manufacturing headcount was reduced by 21%, exclusive of the impact of a subsidiary divestiture. Much of this improvement was driven by capital investment in factory automation. The first phase of a new manufacturing execution system was completed with installation in the Tucson wafer fabrication facility occurring at mid-year. Progress was made in the standardization of test systems employed in final test operations. The benefits of this strategy include both an overall lower cost of ownership, due to the reduction of support costs required, and improved yields. Throughput yields have also benefited from process equipment upgrades in the Tucson wafer fab. An excess of industry capacity resulted in favorable pricing on externally sourced wafers and assembly services. Further gross margin expansion was precluded by the loss of operating leverage due to lower sales volume.

Total operating expenses were reduced by $9.7 million or 10.8%. R&D spending was increased by $2.7 million or 10.6%. SMG&A spending was reduced by $12.4 million or 19.2% as compared to 1995. This was consistent with the Company's strategy to increase R&D investments as the primary driver of revenue growth while reducing SMG&A expenses in order to expand profit margins.

As a percent of revenue, R&D investments increased to 12.9% in 1996 from 9.6% in 1995. This increase was consistent with the conviction that effective R&D spending is the critical success factor in revenue growth and increased market penetration. This increased spending was in the form of expanding the design and technical staff, acquiring improved development tools, and in the development of proprietary, next generation analog wafer fab processes. The benefits of increased R&D investment became apparent in the introduction of 65 new products during 1996, nearly twice the previous record. Among these products were a number of highly innovative application specific standard products (ASSPs) which target the large and rapidly growing telecommunication and computer and multimedia markets.

SMG&A expenses during 1996 were $52.2 million or 23.7% of revenue as compared to 24.0% of revenue in 1995, despite an overall decline in revenue. SMG&A expenses decreased by $12.4 million or 19.2% of revenue as compared to an overall revenue decline of 18.3%. Throughout 1996, opportunities to reduce cost in this area were aggressively pursued. SMG&A headcount declined by 8% from 1995 levels, exclusive of the effect of the subsidiary sale. Critical to this effort was expanded use of third party distribution and the consolidation and increased efficiency of administrative functions. Although the primary reason for increased use of external distributors is revenue growth through expanded market coverage, it also allowed for significant reductions in worldwide selling costs.

Despite lower revenue, operating profit was $30.1 million or 13.7% of revenue. A pre-tax gain of $7.2 million was realized from the sale of a subsidiary and included in other income. Net interest income on invested funds was the primary source of the remaining $2.5 million of other income.

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

Net income for 1996 was $29.7 million or 13.5% of sales as compared to $29.2 million or 10.9% of revenue in 1995. Excluding the effect of the one time gain from the sale of a subsidiary of $5.3 million, net income for 1996 was $24.3 million or 11.1% of revenue, a level slightly higher than the profitability of 1995. Diluted earnings per share was $.79 for 1996 as compared to $.83 for the prior year, a decline of 5.0% on a 6.2% increase in the number of shares used.

Liquidity and Capital Resources
The Company believes that its financial position as of December
31, 1997 remains very sound. Despite nearly $26 million in capital spending and debt reduction of $4.3 million, cash, equivalents, and investments were $99.1 million at year end, an increase of $9.7 million or 11% during the year.

Inventories declined by $5 million or 10% during the year to $44.5 million at December 31, 1997. The benefits of an inventory reduction program which includes cost and cycle time reductions, increased use of the distribution channel, consolidation of inventories in regional service centers, and improvements in manufacturing planning are continuing to yield efficiencies. The Company's expectation for 1998 is for inventory to remain relatively flat in absolute terms and further decline as a percent of sales. Currently, annual inventory turns are nearing 3 up from 2 at this time last year. The Company's 1998 objective is to improve this to over 3.

During the year, net accounts receivable increased by 41%, roughly consistent with the increase in the fourth quarter of 1997 revenue over fourth quarter of 1996. Days sales outstanding increased to 77 days at December 31, 1997 from 74 days at the end of the prior year. This is planned to improve in 1998 due to increased use of distribution, improved shipment linearity, and tighter credit control.

Capital expenditures totaled $25.6 million for 1997, $6.3 million or 20% lower than 1996. Modernization and standardization of manufacturing equipment, capacity expansion due to increased unit volume, next generation technology development, and development of information systems were the primary uses of capital spending. The Company plans to have 1998 capital expenditures within the range of $26 million to $30 million, consisting in large part of capacity expansion measures and improvements in computer-aided design tools.

At 1997 year end, total debt was $12.1 million of which $2.2 million was term debt. This represented a $4.3 million decrease in total debt over 1996. Most of this debt was held internationally and represented an interest rate arbitrage situation for the Company.
In addition to term debt, credit facilities of approximately $36.6 million, including overdraft credit facilities, with both domestic and international banks were available to the Company, of which approximately $10 million or 27.3% was utilized. The current ratio improved to 2.95 in 1997 from 2.76 in 1996. The debt to equity ratio improved year over year from .09 to .05. Stockholders' equity increased by $35.5 million or 18% during 1997.

The Company's balance sheet continues to be strong and management believes that it possesses more than sufficient capital resources to meet the anticipated requirements of the next twelve months.

International markets constitute a majority of the Company's revenue. The resulting transactions have exchange rate fluctuation risk associated with them. The Company acts to minimize the impact of foreign currency exchange rate transactions through natural hedges afforded by its significant foreign operations and through the use of financial hedges in the form of forward contracts and option contracts. These contracts are in three primary currencies:
Japanese Yen, British Pounds, and German Marks. Exchange rate fluctuations can also affect the Company's reported revenue as the international subsidiaries' sales are primarily in foreign currencies but reported in the consolidated financial statements in U.S. dollars using weighted-average exchange rates.

The impact of inflation on the Company's financial position and results of operations has not been significant during the three year period ended December 31, 1997.

Many existing computer programs use only two digits to identify a year in a date field. These programs were designed and developed without considering the impact of the Year 2000. The Company has recognized that solving the Year 2000 problem is an issue to be addressed. However, the major operating internal software systems of the Company are fairly new and therefore are already Year 2000 compliant. A plan has been formulated to convert other minor systems to be Year 2000 compliant. A majority of the Company's vendors have been queried and the responses received indicate that the vendors are compliant or will be by the Year 2000. The rest of the evaluation by the Company has not been completed and expected future costs cannot be estimated at this time. There can be no assurance that Year 2000 compliance issues will not have an adverse effect on the Company's future operating results.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company is in the process of determining its preferred format. The adoption of SFAS No. 130 will have no impact on the Company's consolidated results of operations, financial position, or cash flows.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management has not completed its review of SFAS No. 131, but does not anticipate that the adoption of this statement will have significant effect on the Company's reported segments.

Litigation
The Company is from time to time involved in legal proceedings of a character normally incident to its business, including various threatened and pending claims seeking damages from the Company. Such incidental litigation includes claims related to employment, environmental, personal injury, contract, product liability, and intellectual property matters. The Company does not believe that an adverse decision in any presently pending or threatened claim, or any amounts it would be required to pay by reason thereof, would have a material adverse effect on its financial condition or results of operations.

Business Outlook
In order to provide our shareholders with better insight to our future plans, directions, and objectives, the following forward looking statements are provided.

Markets: The Company intends to continue to emphasize the industrial and process control and test and instrumentation markets in which it holds a leadership position in order to protect and enhance market penetration. The Company expects to hold a steady market position in the digital audio market. In addition, it will endeavor to improve its market position in the relatively larger and faster growth communications, computing, and digital video/imaging markets.

Products: The Company possesses very strong core competencies in the development, manufacture, and marketing of high performance analog and mixed signal integrated circuits. It also maintains a strong presence in digital audio applications. The Company believes that, by using these capabilities to address the requirements of its target markets, it can sustain substantial growth over the next five years. To capitalize on rapid growth opportunities, the Company is seeking to increase its number of product offerings and reduce the time required to bring new products to market. The Company is also seeking to design products for a wide customer base. Product offerings will include both standard linear products which will serve a wide range of market applications and, on a selective basis, products which target specific needs of very high growth market segments.

Gross Margin: The Company's plans call for a continually expanding gross margin over the next five years. Product pricing is expected to remain stable and continue to reflect the high value-added content of these products. Accordingly, the Company's ability to increase revenues will depend in part upon its ability to increase unit sales volumes of existing products and to introduce and sell new products. Increased volume and improved manufacturing efficiency are expected to continue to reduce product costs. Some products targeting very high volume, rapid growth applications will be characterized by relatively lower gross margins but will require lower levels of operating costs in contrast to products serving more traditional markets.

Operating Expenses: In order to support acceleration of new product development, the Company will increase its R&D expense. The Company intends to constrain SMG&A expenses to a rate substantially lower than that of revenue growth. The goal is continual expansion of operating margins with sales growth while allowing for increased research and development investment as the primary engine of that growth.

Investments: The Company believes the growth opportunities inherent in this strategy will require significant additions to manufacturing capacity and technological capabilities over the next five years. This will be met in the form of internal capital investments and development of source of supply arrangements with third party vendors as well as potential timely and synergistic business acquisitions.

Factors Affecting Future Results: The foregoing plans are subject to a number of risks and uncertainties. Factors that could materially and adversely affect net revenue, gross margin, and profitability include the volume and timing of orders, changes in product mix, market acceptance of the Company's and its customers' products, competitive pricing pressures, fluctuations in foreign currency exchange rates, the timing of new product introductions, and fluctuations in manufacturing yields. Average selling prices typically decrease over the life of particular products. If the Company is unable to introduce new products with higher average selling prices or reduce manufacturing costs to offset decreases in the prices of its existing products, the Company's operating results will be adversely affected. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls.

Frequent claims and litigation involving patents and other intellectual property rights are common in the semiconductor industry. The Company has in the past been, and may in the future be, subjected to claims that the Company's products or processes infringe the intellectual property rights of third parties. If a third party successfully asserted such a claim and the Company could not obtain a license on commercially reasonable terms, the Company's operating results could be adversely affected. The Company is subject to several risks associated with its international operations; including unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, foreign exchange fluctuations, tariffs and other barriers and restrictions, and the burdens of complying with a variety of foreign laws. The semiconductor industry is intensely competitive. Many of the Company's competitors have substantially greater financial, technical, marketing, distribution, and other resources than the Company. In the event of a downturn in the market for analog circuits, companies that have broader product lines may be in a stronger competitive position than the Company. Other risks potentially affecting future operating results are set forth in the Company's filings with the Securities and Exchange Commission.


Five Year Financial Summary
Burr-Brown Corporation and Subsidiaries-In thousands, except per share amounts

                    1997      1996     1995       1994      1993
Net revenue       $252,102  $219,997  $269,162  $194,196  $168,577
Revenue by
geographic area:
  Foreign             66%       66%        64%       62%       64%
  Domestic            34%       34%        36%       38%       36%
Inc(dec) in rev
over prior years       15%     (18%)        39%       15%        3%
Gross margin % of
revenue                50%      50%         49%       45%       48%
Operating expenses
% of revenue           33%      37%         34%       40%       44%
Operating income
% of revenue          17%      14%         15%        5%        5%
Interest expense
% of revenue           0%       0%          0%        1%        1%
Other income %
of revenue             1%       5%          0%        0%        1%
Net income        $32,662  $29,684     $29,212    $6,465    $2,817
Basic per share
amount               $.91     $.82        $.87      $.20      $.09
Diluted per share
amount               $.86     $.79        $.83      $.20      $.09
Income tax rate       30%      25%         27%       22%       38%
Return on revenue     13%      13%         11%        3%        2%
Return on average
assets                12%      12%         15%        5%        2%
Return on average
capital employed      14%      14%         19%        6%        3%
Return on equity      14%      15%         16%        7%        4%
Total capital
employed         $251,375  220,260    $202,349  $110,055  $108,495
% of revenue         100%     100%         75%       57%       64%
Total equity     $234,916 $199,406    $179,145   $87,622   $79,551
% of revenue          93%      91%         67%       45%       47%
Basic per share
amount              $6.52    $5.54       $5.35     $2.72     $2.47
Diluted per
share amount        $6.19    $5.31       $5.07     $2.69     $2.46
Long-term debt,
less current
portion            $1,482   $1,830      $1,808    $1,839    $8,802
Total debt        $12,145  $17,450     $20,862   $19,900   $26,725
% of revenue           5%       8%          8%       10%       16%
Debt-to-equity
ratio                0.05     0.09        0.12      0.23      0.34
Total assets     $299,388 $261,588    $252,249  $143,008  $142,062
% of revenue         119%     119%         94%       73%       84%
Working capital  $114,017  $97,914    $129,908   $45,623   $49,456
% of revenue          45%      45%         48%       23%       29%
Current ratio        2.95     2.76        2.96      1.98      2.08
Capital
expenditures      $25,637  $31,919     $17,574   $12,055    $7,117
Depreciation and
amortization      $13,834  $13,272     $12,712   $10,615   $10,072
Land, building,
equipment, net    $79,466  $67,530     $51,424   $45,896   $42,427
% of revenue          32%      31%         19%       24%       25%
Average number
of employees
during the year     1,306    1,540       1,926     1,825     1,547
Revenue per
employee          $193.03  $142.86     $139.75   $106.40   $108.97
Shares used to
compute EPS
Basic shares       36,054   36,003     33,500     32,212    32,208
Diluted shares     37,935   37,510     35,315     32,620    32,347


The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share and to reflect a three-for-two stock split declared February 23, 1998. For further discussion of earnings per share and the impact of SFAS No. 128, see the Notes to the Consolidated Financial Statements.