Form 10-K, Exhibit 13
period 1998-12-31
BURR BROWN CORP
filed 1999-03-31
CIK 715577

Exhibit 13 - Annual Report

CORPORATE PROFILE:

Burr-Brown Corporation is a leading
supplier of high performance analog and
mixed signal integrated circuits for use in data conversion and signal conditioning applications throughout the world.

COMPANY FACTS:

- Founded in 1956
- 1250 employees
- 1200+ products
- Manufacturing and technical facilities:
  Tucson, Arizona; Atsugi, Japan;
  Livingston, Scotland
- 7 North American direct sales offices, and 28 sales representatives and distributors
- International sales and distribution
  subsidiaries in France, Germany, Italy,
  Japan, the Netherlands, Switzerland, and the United Kingdom; 52 sales representatives throughout the rest of the world

BURR-BROWN PRODUCTS:

- Precision operational, instrumentation, power, and isolated amplifiers
- Data converters, D/As and A/Ds
- High performance digital audio D/As
- General purpose analog circuit functions
- Optoelectronics sensor amplifiers

BURR-BROWN MARKETS:

- Industrial control and automation for
  factories and laboratories
- Precision test and measurement equipment
- Telecommunications systems
- Medical and scientific instrumentation
- Medical imaging
- Digital audio and video
- Electronic musical instruments and
  professional audio equipment
- Computers and peripherals




FINANCIAL HIGHLIGHTS: (In thousands, except per share amounts)

               1998      1997      1996      1995      1994
Revenue        $258,094  $252,102  $219,997  $269,162* $194,196
Income From
Operations     $ 44,653  $ 43,568  $ 30,115  $ 40,535  $ 10,527
Net Income     $ 35,857  $ 32,662  $ 29,684  $ 29,212* $  6,465
Diluted Earnings
Per Share      $   0.94  $   0.86  $   0.79  $   0.83  $   0.20
Stockholders'
Equity         $273,513  $234,916  $199,406  $179,145  $ 87,622

[FN]
 *Includes $26 million revenue and $1.14 million of net income from a subsidiary that was sold in 1st Quarter 1996.

TO OUR SHAREHOLDERS:

Burr-Brown  achieved good performance during 1998, despite  the difficult business conditions that prevailed in the semiconductor industry for most of the year. For the fourth consecutive year, we set new company records for profitability and the number of new products brought to market. As evidenced by design wins, our products introduced during the last several years have been very well received by our customers. As a result, we now participate broadly in many of today's most exciting and rapidly developing markets. Consequently, Burr-Brown enters 1999 poised to take advantage of rapidly expanding opportunities for high performance analog and mixed signal integrated circuits.

FINANCIAL PERFORMANCE:

The Company's 1998 revenue was $258.1 million and net income was a record $35.9 million. As compared to 1997, this represented a 9.8% increase in profit on revenue growth of 2.4%. The improvements in gross margin and reduction in sales, marketing, general and administrative expense demonstrate the increased operating efficiencies that we were able to achieve. These improvements not only increased profit but also allowed us to increase investment in research and development by nearly 18%. The Company's financial position also strengthened during 1998. Cash and equivalents increased by 21.4% to over $120 million, and stockholders' equity increased by 16.4% to $273.5 million.

NEW PRODUCTS:

Our  new  product program continued to gain momentum  in  1998, with a record 87 new products introduced. Many of these products are standard linear integrated circuits (SLICs) that are used for a broad array of applications by diverse customers
in   many  markets.  An  increasing  number  of  products   are
application specific standard products (ASSPs) which target large and rapidly emerging applications within communications, consumer, industrial and computing markets. Examples include highly integrated ASSPs developed for broadband communications, CT scanners, digital camcorders, digital still cameras and scanners. In many instances, these products represent the enabling technologies in terms of both cost and performance that make our customers' products economically viable. The more effectively we can meet our customers' cost and performance requirements, the more elastic these markets become, leading to greater growth opportunities. New products introduced in the past five years are now the source of half of our annual revenue. We firmly believe that this demonstrates the continued success of our strategy to bring high performance products to high volume signal processing applications.

The following table represents a graph which has been omitted for the electronic filing.



               New Products
          (number of introductions)
          ------------------------
          1994  1995 1996 1997 1998
          ----  ---- ---- ---- ----
Number of
Products
Introduced  28  38   65   79   87


MARKETS FOCUS:

1998 marked the first year that more than half of the Company's revenue was derived from its newer served communications, consumer and computing markets. Revenue from the communications market, where we have established significant positions in wireline and wireless applications, grew by more than 25% in 1998 and now accounts for nearly a quarter of our sales. Another quarter now comes from the consumer and computing markets. At the same time, we plan to continue to emphasize the industrial market, which presents us with a stable, diverse and profitable business. As a whole, we intend to approach these markets in a synergistic and diversified manner, taking full advantage of the expertise that we have developed in our traditional markets to address the needs of today's rapidly emerging markets. We believe this to be the best path to accelerate both growth and profitability.

The following table represents a graph which has been omitted for the electronic filing.

                         1998 Revenue by Market
                         ----------------------
Communications                     23%
Computing                          05%
Digital Audio/Video                25%
Industrial                         47%

OUTLOOK:

We expect that industry conditions will improve in 1999 and that we are ready to take great advantage of that improvement. Improved market conditions will enable us to set new company records for financial performance, new product output and design wins in the coming year. We firmly believe that the analog IC business is a good place to be and that our strategy and execution of the recent years has positioned us well within it.

We thank you, our shareholders, for your continued support. We remain committed to maximizing the value of your investment in Burr-Brown.


/s/ S.P. Madavi
---------------
Syrus P. Madavi
Chairman, President and CEO

ANALOG IS THE PLACE TO BE:

The   world   we   comprehend  is  analog.   Sound,   pressure,
temperature....all physical phenomena and sensations are analog in nature. As the costs of computing and data storage plummet,  it is becoming more economically viable to use digital signal processing (DSP) to measure and control the analog world around us. In order to do so, the real-world signal must first be
converted  from  the analog to the digital domain.   Therefore,
the digital revolution fuels an analog revolution. The need for
linking  the  two  domains---analog  and  digital---real   and
mathematical---expands in lockstep.

What key product areas do analog and mixed-signal integrated circuits (ICs) fulfill? The input and output devices connecting electronic systems to the physical world demand a huge variety of amplifiers, signal isolation barriers, and power output devices. The control of the power that drives these systems demands analog solutions in the form of regulators, converters, and references. And, conversion of digital signals into and out of the analog domain drives a rapidly growing demand for Analog-to-Digital (A/D) and Digital-to-Analog (D/A) converters of all types. Burr-Brown products compete in all these areas and more.

Optimizing the interface between digital and analog signals in an electronic system can be a critical factor in achieving breakthrough performance. In many cases, moving that interface to an analog chip can be of great value to the system designer. Our mixed-signal design and process capabilities extend our ability to include digital circuit functions on-board our products and increases the value provided to the customer.

Although digital and analog companies share the same growth drivers, the business models are markedly different. Analog products tend to have longer life cycles and more stable pricing. Product diversity creates a unique analog design requirement for specialized engineering talent which serves as a sustainable barrier to entry by competitors.

As electronic signal processing becomes more pervasive, the need for fast, accurate, and less expensive ways for getting signals to, and from, the physical world grows accordingly. This is the unique opportunity for analog technology...This is the place to be...This is where you will find Burr-Brown.

No Matter How Pervasive Digital Becomes...The World Will Always
Be Analog.

As electronic signal processing becomes more pervasive, the need for fast, accurate, and less expensive ways for getting signals to, and from, the physical world grows accordingly.

The following table represents a graph which has been omitted for the electronic filing.

          Worldwide
          Analog Market*
          (in billions)

40 ------------------------
   -----------------------x
30 -----------------------X
   ------------------X----X
20 --------x----X----X----X
   --X-----X----X----X----X
10 --X-----X----X----X----X
   --X-----X----X----X----X
---------------------------
  1998  1999 2000 2001 2002


<F/N>
*Source: WSTS, IC Insights

TRADITIONAL AND EMERGING MARKETS:

Traditionally, the definition of our products and the majority of our revenue came from industrial markets---industrial control, process control, test, and instrumentation. And although this market has been stable in its growth, our high performance analog and mixed-signal technology has become a critical complement to digital signal processing (DSP) in opening up a new range of high growth applications. Within the last five
years,  we  have  rebalanced  our  market  strategies  from   a
dependency on industrial applications for the majority of our revenue, to a majority of revenue derived from emerging growth markets.

In communications, computing, and consumer audio applications we have been able to target OEM customers that require performance analog and mixed-signal ICs in high volume. Targeted applications in these markets push the performance limits of linear ICs in all dimensions: high precision, package size, power dissipation, functionality, speed---and price. By filling these unique sockets, Burr-Brown is positioned as a strategic supplier with enabling technologies that help our customers create and expand their markets.

For example, our recently introduced low cost, high performance operational amplifiers have been designed into several brands of next-generation cellular handsets. Similarly, our new line of single-chip video signal processing products, with the capability to condition and convert low level signals transmitted directly from a CCD imaging chip and operate from three volts, have been well received for a wide range of consumer applications from camcorders to digital still cameras. A third example of extending our product development activities into emerging markets is the introduction of specialized mixed-signal audio products that meet the standards of the Digital Versatile Disc (DVD) market.

Our   plan   is  to  broaden  our  presence  in  all   of   our
markets---industrial, communications, consumer, and computing. We will continue our strategy of providing a wide selection of standard high performance ICs that serve tens of thousands of customers worldwide, while at the same time we are accelerating our efforts in growth markets by developing application specific products which will create large volume opportunities.

Communications, computing, and consumer audio are emerging markets. For example, the worldwide market for digital cameras is projected to grow significantly for the next several years.

The following table represents a graph which has been omitted for the electronic filing.


          Worldwide Market for
          Digital Still Cameras*
             (in Millions)

20 ---------------------------------------
   --------------------------------------X
15 -----------------------------X--------X
   -------------------X---------X--------X
10 -------------------X---------X--------X
   ---------X---------X---------X--------X
 5 ---------X---------X---------X--------X
   --X------X---------X---------X--------X
--------------------------------------------
  1998    1999      2000      2001      2002

<F/N>
* Source: Cahners In-Stat Group

Burr-Brown's video signal processing products are targeted for this market---providing single chip solutions for amplifying and converting signals directly from a CCD to a DSP for image processing.

APPLICATION SPECIFIC STANDARD PRODUCTS:

Consistent with our strategy to increase our focus on high growth markets, our product development efforts target Application Specific Standard Products (ASSPs). We work with key customers to design products that are targeted for a unique application or industry standard, but unlike custom products, can be used by all customers in that specific application.

From our point of view, ASSPs have the advantage of rapid ramp up to production volume as the product is predefined to the system designer's needs. This significantly streamlines the customer's design and development process. The customer usually achieves breakthrough performance and cost for his product by using an ASSP that may not have been possible using standard catalog products. Furthermore, the customer usually considers the development of an ASSP to be a strategic partnership and will only collaborate with a few select suppliers.

As an example, we have developed application specific products for digital subscriber line (xDSL) technology---a high data rate transfer system using the copper wiring in the existing telephone system infrastructure. One implementation, HDSL, currently provides the most cost effective way for telephone companies to provide high speed data transfer to business customers. Soon HDSL's evolutionary cousin, ADSL, will provide even higher performance levels of digital service at the consumer level. Our ASSPs provide the telephone line driving and receiving capability, as well as the data conversion needed to transform the signal to and from the digital domain for processing.

Another recently developed ASSP is a data converter designed as a touch screen controller for Personal Digital Assistants
(PDAs) and other touch screen applications. This product provides, in a single chip, the circuitry required for a touch screen interface, including drivers. The converter controls the analog screen sensing and provides a digital code to the CPU defining the "touched" screen location.

In the past four years, the contribution of ASSP products to sales revenue has increased by more than 50%, and we are on course for having standard products and ASSPs contribute equally to our revenue within five years.

The  Digital  Subscriber Line (DSL) market is  emerging.   This
technology utilizes existing copper telephone wires to transmit internet data at rates up to 40 times faster than current modems.

The following table represents a graph which has been omitted for the electronic filing.

          Worldwide ADSL Customer
               Premise Modems*
          (total units in millions)

15 ------------------------------------
   ---------------------------------X--
10 ---------------------------------X--
   -----------------------X---------X--
 5 -----------------------X---------X--
   ---------------X-------X---------X--
 1 ---------------X-------X---------X--
   --------X------X-------X---------X--
   --------X------X-------X---------X--
   -x----------------------------------
   1998   1999   2000    2001      2002

<F/N>
* Source: Cahners In-Stat Group

Burr-Brown's  analog  front-end  (AFE)  products   provide   an
enabling technology for transmitting and receiving signals for DSL modems.

FOCUS ON STRATEGIC MARKETS:

As  part  of  its development of high performance,  high-volume
analog   and  mixed-signal  products,  Burr-Brown  has  focused
efforts on four key markets determined to provide the largest growth opportunities in coming years.

INDUSTRIAL:
This is a traditional Burr-Brown market with a broad range of applications requiring the acquisition, amplification, and conversion of `real-world' signals to the digital domain. This market includes industrial data acquisition, analytical instrumentation, and automatic test equipment.

COMMUNICATIONS:
Targeting two of the fastest growing sectors, wireless basestations and wired broadband applications, Burr-Brown's communications sales continued to grow in 1998. Explosive growth is anticipated in Digital Subscriber Line (DSL) and wireless applications.

CONSUMER:
An acknowledged leader in digital audio and video for consumer
applications,   Burr-Brown  has  been  able   to   extend   its
performance products into other consumer applications such as pagers and set-top-boxes.

COMPUTING:
Key products facilitate the expanding functionality of personal computers, particularly addressing the requirement for CD-quality sound in multimedia systems. Computer system power management and distribution present diverse and increasingly more complex needs for analog and mixed-signal ICs.

FINANCIAL INFORMATION:

CONSOLIDATED STATEMENTS OF INCOME
Burr-Brown Corporation and Subsidiaries -In thousands, except per share amounts


Years Ended December 31,  1998           1997           1996
--------------------------------------------------------------
Net revenue            $ 258,094      $ 252,102      $ 219,997
Cost of goods sold       125,446        125,075        109,228
                         -------        -------        -------
Gross margin             132,648        127,027        110,769
% of revenue                 51%            50%            50%
Expenses:
Research and development  39,893         33,951         28,452
% of revenue                 15%            13%            13%
Sales, marketing, general,
and administrative        48,102         49,508         52,202
% of revenue                 19%            20%            24%
                         -------        -------        -------
Total operating expenses  87,995         83,459         80,654
% of revenue                 34%            33%            37%
Income from operations    44,653         43,568         30,115
% of revenue                 17%            17%            14%
Interest expense             544            448            700
Gain from sale of
 subsidiary                                            ( 7,180)
Other income             ( 4,346)       ( 3,540)       ( 3,249)
                         --------       --------       --------
Income before income
 taxes                    48,455         46,660         39,844
% of revenue                 19%            19%            18%
Provision for income
 taxes                    12,598         13,998         10,160
Effective tax rate           26%            30%            25%
                         -------        -------        -------
Net income              $ 35,857       $ 32,662       $ 29,684
% of revenue                 14%            13%            13%
                         =======        =======        =======
Basic earnings
per common share        $    .98       $    .91       $    .82
                         =======        =======        =======
Shares used in basic
per share calculation     36,670         36,054         36,003
                         =======        =======        =======
Diluted earnings
per common share        $    .94       $    .86       $    .79
Shares used in diluted   =======        =======        =======
per share calculation     38,279         37,935         37,510
                         =======        =======        =======

See Notes to Consolidated Financial Statements.

       12>


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Burr-Brown Corporation and Subsidiaries-In thousands


                      Common Stock      Additional
                    ----------------    Paid-In        Retained
                    Shares    Amount    Capital        Earnings
                    -------------------------------------------
Balance at
 January 1, 1996    16,536    $   165   $ 89,698     $   87,801
Net income                                               29,684
Foreign currency
 translation
 adjustment
                    -------------------------------------------
Comprehensive income

Stock options
 exercised              78          1        628
Treasury stock
 acquired
Affiliate's stock
 activity                                                  (18)
===============================================================
Balance at
 December 31,1996    16,614        166    90,326        117,467
Net income                                               32,662
Foreign currency
 translation
 adjustment
Unrealized gains on
 investments
                    -------------------------------------------
Comprehensive income

Stock split at
 three-for-two        8,343         84        (84)
Stock options
 exercised              366          3      4,664
Treasury stock
 acquired
Affiliate's stock
 activity                                                 (214)
Announced stock split
 at three-for-two    12,662        127       (127)
===============================================================
Balance at
 December 31, 1997   37,985        380     94,779       149,915
Net income                                               35,857
Foreign currency
 translation adjustment
Unrealized losses on
 investments
Unrealized losses on
 hedging transactions
                    -------------------------------------------

Comprehensive income

Stock options
 exercised               606         6      5,393
Treasury stock
 acquired
Affiliate's stock
 activity                                      40         (477)
==============================================================
Balance at
 December 31,1998     38,591     $ 386  $ 100,212    $ 185,295
                    ==========================================

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - Continued


                    Accumulated
                    Other           Treasury Stock
                    Comprehensive  ---------------
                    Income         Shares   Amount       Total
                    -------------------------------------------
Balance at
 January 1, 1996    $ 3,162           252    $(1,681) $ 179,145
Net income                                               29,684
Foreign currency
 translation
 adjustment            (281)                              (281)
                    -------------------------------------------
Comprehensive income                                     29,403

Stock options exercised                                     629
Treasury stock
 acquired                             492     (9,753)   (9,753)
Affiliate's stock
 activity                                                  (18)
===============================================================
Balance at
 December 31, 1996    2,881           744    (11,434)   199,406
Net income                                               32,662
Foreign currency
 translation
 adjustment          (1,693)                            (1,693)
Unrealized gains on
 investments            193                                 193
                    -------------------------------------------
Comprehensive income                                     31,162

Stock split at
 three-for-two                       373
Stock options
 exercised                                                4,667
Treasury stock
 acquired                              3        (105)     (105)
Affiliate's stock
 activity                                                 (214)
Announced stock split
 at three-for-two                    560
===============================================================
Balance at
 December 31, 1997    1,381        1,680     (11,539)   234,916
Net income                                               35,857
Foreign currency
 translation
 adjustment           1,537                               1,537
Unrealized losses on
 investments            (28)                               (28)
Unrealized losses on
 hedging transactions  (151)                              (151)
                    -------------------------------------------
Comprehensive income                                     37,215

Stock options exercised                                   5,399
Treasury stock acquired              171      (3,580)   (3,580)
Affiliate's stock activity                                (437)
===============================================================
Balance at
 December 31, 1998  $ 2,739        1,851    $(15,119) $ 273,513
                    ===========================================

See Notes to Consolidated Financial Statements.



CONSOLIDATED BALANCE SHEETS
Burr-Brown Corporation and Subsidiaries- In thousands


December 31,                      1998       1997          1996
---------------------------------------------------------------
               ASSETS

CURRENT ASSETS
Cash and cash equivalents     $ 72,427   $ 54,284      $ 38,433
Short-term investments           3,620                   14,407
Trade receivables               54,677     55,689        39,546
Inventories                     52,296     44,533        49,570
Deferred income taxes            6,447      7,973         6,705
Prepaid expenses and other       9,960     10,069         4,867
                              ---------------------------------
Total Current Assets           199,427    172,548       153,528

LONG-TERM INVESTMENTS           44,209     44,767        36,537

LAND, BUILDINGS, AND EQUIPMENT
Land                             5,145      3,418         3,427
Buildings and improvements      28,214     25,690        25,344
Equipment                      167,596    145,411       122,726
                              ---------------------------------
                               200,955    174,519       151,497
Less accumulated depreciation
and amortization              (108,791)   (95,053)     (83,967)
                              ---------------------------------
                                92,164     79,466        67,530
OTHER ASSETS                     2,891      2,607         3,993
                              ---------------------------------
                              $338,691  $ 299,388      $261,588
                               ================================

               LIABILITIES and STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable                 $ 17,289  $   9,991      $ 14,533
Accounts payable                16,179     18,203        17,641
Accrued expenses                 3,649      4,678         3,568
Accrued employee compensation
 and payroll taxes               6,056      9,299         8,194
Deferred profit from
 distributors                    8,790      8,318         7,462
Income taxes payable             4,857      7,370         3,129
Current portion of
 long-term debt                  1,235        672         1,087
                              ---------------------------------
TOTAL CURRENT LIABILITIES       58,055     58,531        55,614

Long-Term Debt                   2,921      1,482         1,830
Deferred Gain                                             1,122
Deferred Income Taxes            3,547      3,774         1,709
Other Long-Term Liabilities        655        685         1,907
Commitments

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value-
 authorized 2,000 shares:
 none issued or outstanding
Common stock, $.01 par value-
 authorized 80,000 shares; issued
 and outstanding, including
 treasury shares: 1998-38,591
 shares, 1997-37,985 shares,
 1996-37,381 shares                386       380            166
Additional paid-in capital     100,212    94,779         90,326
Retained earnings              185,295   149,915        117,467
Accumulated other
 comprehensive income            2,739     1,381          2,881
Treasury stock, at cost:
 1998-1,851 shares, 1997-1,680
 shares, 1996-1,674 shares     (15,119)  (11,539)      (11,434)
                              ---------------------------------
                               273,513   234,916        199,406
                              ---------------------------------
                              $338,691  $299,388       $261,588
                               ================================

See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Burr-Brown Corporation and Subsidiaries- In thousands

Years Ended December 31, 1998       1997           1996
-----------------------------------------------------------
OPERATING ACTIVITIES

Net Income               $ 35,857   $ 32,662       $ 29,684

Adjustments to Reconcile Net Income to Net Cash Provided by
Operating Activities:

Depreciation and
 amortization              16,928     13,834         13,272
Amortization of deferred gain         (1,122)        (1,497)
Provision for (benefit from)
 deferred income taxes      1,271        589         (1,908)
Increase in deferred profit
 from distributors            472        856          1,264
Gain from sale of subsidiary                         (7,180)
Other                         750        418           (129)

Changes in Operating Assets and Liabilities:

(Increase) decrease in
 trade receivables          3,697    (19,368)        10,969
(Increase) decrease in
 inventories               (7,047)     3,781         (5,482)
(Increase) decrease in
 other assets                 327     (4,266)        (2,400)
Increase (decrease) in
 accounts payable          (2,871)     1,264          2,341
Increase (decrease) in
 accrued expenses and
 other liabilities         (7,260)     6,376         (7,921)
                         ----------------------------------
Net Cash Provided by
 Operating Activities      42,124     35,024         31,013

INVESTING ACTIVITIES

Purchases of investments  (39,829)  (103,484)       (50,944)
Maturities of investments  36,852    109,979         43,738
Purchases of land, buildings,
 and equipment            (26,474)   (25,637)       (31,919)
Proceeds from sale of
 equipment                    176         85            415
Proceeds from sale of
 subsidiary                                          12,804
                         ----------------------------------
Net Cash Used In Investing
 Activities               (29,275)   (19,057)       (25,906)

FINANCING ACTIVITIES

Proceeds from short-term and
 long-term borrowings       5,092                       770
Payments on short-term and
 long-term borrowings        (737)    (4,348)        (1,160)
(Payments for) proceeds
 from capital stock
 activity, net              1,382      4,343         (9,142)
                         ----------------------------------
Net Cash Provided by (Used In)
 Financing Activities       5,737         (5)        (9,532)
Effect of exchange rate
 changes on cash and
 cash equivalents            (443)      (111)           381
                         ----------------------------------
Increase (Decrease) in Cash and
 Cash Equivalents          18,143     15,851         (4,044)
Cash and cash equivalents at
 beginning of year         54,284     38,433         42,477
                         ----------------------------------
Cash and Cash Equivalents at
 End of Year             $ 72,427   $ 54,284      $  38,433
                         ==================================

See Notes to Consolidated Financial Statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Burr-Brown Corporation and Subsidiaries- In thousands, except per share amounts

December 31, 1998

ACCOUNTING POLICIES

ORGANIZATION: Burr-Brown Corporation develops, manufactures, and markets electronic components including precision linear, data conversion, and mixed signal integrated circuits. These products address applications for both analog and digital signal processing relating to communications, industrial and process control, test and measurement, medical instrumentation, digital audio, multimedia, imaging, and personal computer systems. Principal markets for these products are North America (principally the United States), Europe (Germany, the United Kingdom, and elsewhere), and Asia (principally Japan). Revenue from these applications in these markets can be volatile and is dependent on general economic conditions.

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

REVENUE RECOGNITION: A portion of the Company's revenue is from sales made to domestic distributors under agreements which provide for certain price protection and limited product return privileges. As a result, the Company defers recognition of the gross profit on such sales until the merchandise is sold by the distributors. All other sales are recognized when the product is shipped, with appropriate provision for sales returns.

INCOME TAXES: Income taxes are determined utilizing the liability method. This method gives consideration to the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, FOREIGN CURRENCY TRANSLATION. The gains and losses resulting from the change in exchange rates from year to year have been included as a component of accumulated other comprehensive income. Transaction gains and losses, which are not significant for all years presented, are currently reflected in income.

CONCENTRATION OF CREDIT RISK: Financial instruments which could potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments, long-term investments, trade receivables, and foreign currency contracts.

The Company maintains cash and cash equivalents at various financial institutions. These financial institutions are located throughout the world, and Company policy is designed to limit exposure at any one institution and takes into account the relative credit standing of these institutions. The Company's short-term and long-term investments are purchased through high credit quality financial institutions. The cost of these investments approximated their fair value at 1996 year-end, while fair value exceeded cost by $319 and $278 at 1997 and 1998 year-end, respectively (see note entitled Cash Equivalents and Investments).

Credit risk with respect to trade receivables is limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. Furthermore, management continually monitors and adjusts allowances associated with these receivables.

Credit risk with respect to foreign currency contracts is mitigated by maintaining relationships with major U.S. banks and arranging foreign currency hedging products with such banks. The fair value of foreign currency contracts was ($244) at December 31, 1998 (see note entitled Foreign Currency Contracts and Hedging Activities).

In   1997,  sales  to  a  domestic  distributor  accounted  for approximately 10% of consolidated net revenues. There were no sales to a single distributor or customer that exceeded 10% of consolidated net revenues in 1998 or 1996.

STOCK ISSUED TO EMPLOYEES: Stock options are granted to employees under the Company's Stock Incentive Plan with an exercise price equal to the fair value of the shares at date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and accordingly, recognizes no compensation expense for the stock option grants.

EARNINGS PER SHARE: In 1997, the Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously computed fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements. References to share and per share amounts have been restated to reflect a three-for-two stock split effective April, 1997, as well as a three-for-two stock split effective March, 1998.

ACCUMULATED OTHER COMPREHENSIVE INCOME: As of January 1, 1998, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS No. 130 had no impact on the Company's consolidated results of operations, financial position, stockholders' equity or cash flows. SFAS No. 130 requires foreign currency translation adjustments and unrealized gains or losses on investments, which prior to adoption were reported separately in stockholders' equity, as well as unrealized gains or losses on cash flow hedges upon adoption of SFAS No. 133, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. Accumulated other comprehensive income consists of the following:


December 31,             1998           1997           1996
---------------------------------------------------------------
Foreign Currency
 Translation Adjustment  $  2,725       $  1,188       $  2,881
Unrealized gains on
 investments                  165            193
Unrealized losses on
 cash flow hedges            (151)
                         --------------------------------------
                         $  2,739       $  1,381       $  2,881
                         ======================================


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS: In March 1998, the AICPA issued SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED FOR OR OBTAINED FOR INTERNAL USE. The Company adopted the SOP on January 1, 1999. The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. As the Company already has a policy of capitalizing internal use software, the Company does not believe that the adoption of this SOP will have a material effect on the Company's consolidated results of operations or financial position.

CASH EQUIVALENTS AND INVESTMENTS
The Company classifies its investments as cash equivalents, short-term, or long-term investments based on the number of days between the purchase date and the original maturity dates, reset dates, or call dates of its investments. Investments classified as cash equivalents have a range of days from 1 to 90 days, short-term investments have a range of days from 91 to 365 days, and long-term investments have a range of days over 365 days. At December 31, 1998, the Company had no investments maturing after December 1, 2000.

The  fair value of cash equivalents and investments at December
31, 1998, 1997, and 1996, classified as available for sale, consisted of:


                         1998           1997           1996
                         ----------------------------------
U.S. Treasury and Government
 Agency Securities                  $ 18,900      $  21,963
Municipal Bonds          $ 56,167     31,065         25,979
Mutual Funds investing
 in various debt
 securities                46,700     16,342         27,869
                         ----------------------------------
                         $102,867   $ 66,307      $  75,811
                         ==================================


Fair value exceeded cost by $278 and $319 at December 31, 1998 and 1997, respectively, while approximating cost at December
31,  1996.  The unrealized gain at December 31, 1998 and  1997, net of tax, is reported as a component of accumulated other comprehensive income. Fair value for such securities is determined based on quoted market price.

Income   received   from  cash  equivalents   and   investments
(classified as other income) was $4,432, $3,624, and $3,740, in 1998, 1997, and 1996, respectively.

INVENTORIES

Inventories consist of the following:


December 31,             1998           1997           1996
-----------------------------------------------------------
Finished goods      $  17,816      $  12,206      $  18,383
Work-in-process        25,718         22,719         20,227
Raw materials           8,762          9,608         10,960
                    ---------------------------------------
                    $  52,296      $  44,533      $  49,570
                    =======================================


FOREIGN CURRENCY CONTRACTS AND HEDGING ACTIVITIES

Due to the Company's significant international sales, both to unafilliated customers and to its foreign subsidiaries, the Company is exposed to the effect of foreign exchange rate fluctuations on the future U.S. dollar value of its sales as well as the U.S. dollar value of its accounts receivable denominated in foreign currencies. For currencies other than the Japanese yen, the Company mainly uses the natural hedges resulting from intercompany payables and expenses incurred in local currencies to dampen the effect of foreign currency fluctuations. Due to the significance of Japan to its consolidated operations, the Company uses foreign currency contracts to hedge forecasted sales transactions against foreign currency fluctuations. The Company from time to time may also use foreign currency forward contracts to hedge accounts receivable denominated in Japanese yen.

The Company adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as of October 4, 1998, the first day of its fourth fiscal quarter in 1998. There was no impact on consolidated income or on consolidated accumulated other comprehensive income from adopting SFAS No. 133. At
December 31, 1998, all of the Company's foreign currency contracts were designated as cash flow hedges against forecasted sales to the Company's Japanese subsidiary. The Company assesses the effectiveness of its foreign currency forward contracts using the spot rate, and views the option premium as the inherently ineffective portion of their foreign currency purchased option contracts. The ineffectiveness resulting from such contracts is reflected in other income
(expense) and was immaterial to 1998 operations. The losses deferred as other comprehensive income amounted to $151 net of the deferred tax effect of $93. Such amounts will be reflected in the income statement between January and June, 1999, as the forecasted transactions occur.

The following table presents the gross notional amounts of these foreign currency contracts and their fair value (based on prices or forward rates quoted by dealers) as of December 31, 1998:

Foreign Currency Contracts-Japanese Yen


                              Notional            Fair Value
------------------------------------------------------------
Forward contracts             $  8,753            $     (244)
Purchased option contracts       6,201
                              ------------------------------
                              $ 14,954            $     (244)
                              ==============================

Prior to adopting SFAS No. 133, the Company marked all foreign currency forward contracts which hedged accounts receivable to market, with the resulting gain or loss included as other income (expense). Gains under foreign currency purchased option contracts which were designated and effective as hedges of forecasted sales transactions were deferred until realized, at which time they were reported as revenue in the consolidated financial statements. Such realized and unrealized gains and losses are insignificant for all periods presented.

NOTES PAYABLE

The Company has available short-term credit facilities of approximately $31,276 with $17,289 outstanding as of December 31, 1998. There are no compensating balance requirements. All of the available short-term credit facilities are in foreign currencies and are used to support the Company's foreign operations. Interest rates are tied to prevailing national base rates, and the weighted-average rates for 1998, 1997, and 1996 were 1.6%, 1.7%, and 3.3%, respectively. These credit facilities are renewable annually at various dates.

LONG-TERM DEBT

Long-term debt consists of the following:


December 31,             1998           1997           1996
--------------------------------------------------------------
Capitalized lease
 arrangements-various
 terms and interest
 rates                   $ 4,156        $ 2,154        $ 2,812
Other                                                      105
                         -------------------------------------
                           4,156          2,154          2,917
Less current portion       1,235            672          1,087
                         -------------------------------------
                         $ 2,921        $ 1,482        $ 1,830
                         =====================================


The Company has a $10 million revolving line of credit with a major U.S. bank. The Company can borrow at LIBOR + 1.25% or the bank's Prime rate or the bank's "bid rate." The Company may select terms of 30, 60, 90, and 120 days for LIBOR borrowings. The revolving line of credit carries an annual commitment fee of 1/4 % on the unused portion of the commitment. The loan agreement has current ratio and net worth covenants. As of December 31, 1998, the Company is in compliance with all covenants and conditions contained in the loan agreement. The loan agreement does not require compensating balances. The Company's revolving line of credit terminates at May 5, 2000.

Under   the   various  long-term  debt  agreements   consisting
exclusively of capital lease obligations, the Company is obligated to pay the following principal amounts for each of the next five years:


          1999 ..................$ 1,235
          2000 ..................$ 1,151
          2001 ..................$   816
          2002 ..................$   668
          2003 ..................$   286



Interest paid on all debt amounted to $437, $453, and $566 in 1998, 1997, and 1996, respectively.

INCOME TAXES

Income before income taxes is comprised as follows:


Years Ended December 31, 1998           1997           1996
---------------------------------------------------------------
Domestic                 $ 34,478       $ 32,999       $ 36,468
Foreign                    13,977         13,661          3,376
                         --------------------------------------
                         $ 48,455       $ 46,660       $ 39,844
                         ======================================


The components of the provision (benefit) for income taxes are as follows:


Years Ended December 31, 1998           1997           1996
---------------------------------------------------------------
CURRENT:
U.S. Federal             $  5,525       $  4,275      $  8,183
State                         296            931         1,577
Foreign                     5,478          7,995         2,282
                         --------------------------------------
                           11,299         13,201        12,042
DEFERRED:
U.S. Federal                  635          2,107        (1,983)
State                         194           (102)          145
Foreign                       470         (1,208)          (44)
                         --------------------------------------
                             1,299           797        (1,882)
                         --------------------------------------
                          $ 12,598      $ 13,998      $ 10,160
                         ======================================



INCOME TAXES (CONTINUED)
Actual current tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity of $3,445, $2,576, and $155 in 1998, 1997, and 1996,
respectively. The tax benefit from stock option activity is recorded as a reduction in current income taxes payable and an increase in additional paid-in capital.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


December 31,             1998           1997           1996
--------------------------------------------------------------
DEFERRED TAX LIABILITIES:

Depreciation             $  (3,879)     $  (3,623)   $  (1,910)
                          -------------------------------------
Total gross deferred
 tax liabilities            (3,879)        (3,623)      (1,910)

DEFERRED TAX ASSETS:

Inventory reserves and
 capitalization              2,436          2,396        2,471
Tax credit
 carryforwards               6,408          2,569        1,300
Sale leaseback                                             456
Intercompany transactions      260            833        1,247
Foreign loss carryforwards     330            692          637
Distributor reserves         3,349          3,267        3,030
Employee benefits reserves     620            695          592
Other, net                     114            631          781
                         --------------------------------------
Total gross deferred
 tax assets                 13,517         11,083       10,514

Valuation allowance         (6,738)        (3,261)      (3,608)
                         --------------------------------------
Total deferred tax
 assets                      6,779          7,822        6,906
                         --------------------------------------
Net deferred tax assets  $   2,900      $   4,199     $  4,996
                         =====================================


At December 31, 1998, and December 31, 1997 the Company recorded valuation allowances to reflect the estimated amount of deferred tax assets which may not be realized from foreign loss and tax credit carryforwards. At December 31, 1996, valuation allowances were recorded to offset deferred tax assets which could only be realized by earning taxable income in future years. At that time, management established the valuation allowances because it could not be assured that such income would be earned.

A reconciliation of the U.S. Federal statutory income tax rate to the effective tax rate follows:


                                  Percent of Pretax Income
                              ---------------------------------
Years Ended December 31,      1998           1997      1996
---------------------------------------------------------------
U.S. Federal statutory rate   35.0%          35.0%     35.0%
State taxes, net of federal
 benefit                       0.7            1.2       2.8
Foreign taxes in excess of
 (less than) U.S. Federal
 statutory rate               (2.1)           1.3       0.3
Foreign sales corporation     (4.4)          (2.9)     (2.5)
Research and development
 credit                       (2.1)          (2.0)     (0.8)
Tax exempt investment
 income                       (1.9)          (1.3)     (0.7)
Domestic temporary differences
 not previously benefited                              (9.4)
Other                          0.8           (1.3)      0.8
                              ------------------------------
Effective tax rate            26.0%          30.0%     25.5%
                              ==============================


Undistributed earnings of foreign subsidiaries were $16,457 at December 31, 1998. No provision for U.S. tax has been made on these undistributed earnings as they are intended to be permanently reinvested or will be remitted substantially free of additional tax.

A foreign subsidiary has a net operating loss carryforward of $330, which can be carried forward indefinitely. The Company has federal and state tax credit carryforwards totaling $6,408 which expire at various dates beginning in 2003.

Net  income taxes paid amounted to $9,995, $5,773, and  $12,987 in 1998, 1997, and 1996, respectively.

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

In 1993, the Company adopted the 1993 Stock Incentive Plan. This plan is intended to benefit the Company by providing an incentive to certain key employees, directors, and consultants. The aggregate number of shares which may be issued under this plan shall not exceed 8,888 shares, including 1,614 shares available from the 1981 Plan. This plan is administered by a committee of the Board of Directors. The option price per share shall be fixed by the committee, but in no event shall the option price per share be less than the fair market value on the date of the grant. The committee also determines the date on which granted options will become exercisable, although all options under this plan must be exercised within ten years from the date of grant.

As of December, 1998, the Company had a plan in place to purchase up to 3,000 shares of the Company's common stock in the open market. The acquired shares will be used to provide shares for the employee stock option and stock purchase programs.

On August 2, 1998, the Company initiated an employee stock purchase plan (the "Purchase Plan") that allows for the purchase of common stock every six months at 85% of the fair market value at the date of grant or the exercise date, whichever value is less. The Purchase Plan is qualified under
Section 423 of the Internal Revenue Code. All of the 600,000 shares authorized under the Purchase Plan were available for issuance at December 31, 1998.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997, and 1996, respectively: risk-free interest rates ranging from 4.16% to 5.76%, 5.90% to 6.93%, and 5.00% to 5.34%; dividend yields of 0.0%; volatility factor of the expected market price of the Company's common stock of 0.608 in 1998, and 0.508 in 1997 and 1996; and an expected life of an option of seven years.

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

For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the vesting period. Pro forma disclosures also include the estimated impact of the Purchase Plan, which effect was immaterial in 1998.

The Company's pro forma information follows:


Years Ended December 31,           1998         1997       1996
---------------------------------------------------------------
NET INCOME
As reported                   $  35,857      $ 32,662  $ 29,684
Pro forma                     $  32,756      $ 31,444  $ 29,202
EARNINGS PER SHARE
Basic as reported             $     .98      $    .91  $    .82
Basic pro forma               $     .89      $    .87  $    .81
Diluted as reported           $     .94      $    .86  $    .79
Diluted pro forma             $     .86      $    .83  $    .78




STOCKHOLDERS' EQUITY (continued)

A summary of the Company's stock option activity, and related information follows:


                                                      Weighted-
                              Shares                  Average
                              Under   Option Price    Exercise
                              Option   Per Share      Price
-------------------------------------------------------------
Balance at January 1, 1996    2,354 $ 1.93 - $ 15.55   $ 3.23

Granted                         759   7.55 -   10.55     8.39
Exercised                      (176)  1.93 -    7.11     2.82
Canceled                       (273)  1.93 -   14.67     4.70
                              -------------------------------
Balance at December 31, 1996  2,664   2.00 -   15.55     4.57

Granted                         913  11.33 -   23.92    14.90
Exercised                      (595)  2.00 -   14.89     3.37
Canceled                       (102)  2.07 -   11.33     7.40
                              -------------------------------
Balance at December 31, 1997  2,880   2.00 -   23.92     7.97

Granted                       1,382  12.00 -   31.00    20.50
Exercised                      (606)  2.00 -   18.46     3.10
Canceled                       (121)  2.59 -   28.00    14.44
                              -------------------------------
Balance at December 31, 1998  3,535 $ 2.00 - $ 31.00   $13.48
                              ===============================


The weighted-average fair value of options granted during 1998,
1997, and 1996 was $12.07, $9.26, and $7.35, respectively. The
weighted-average   remaining  contractual  life   for   options
outstanding as of December 31, 1998, was 7.9 years.

Stock options for 881, 836, and 954 shares were exercisable at December 31, 1998, 1997, and 1996, respectively. The weighted-average exercise price for exercisable options was $6.36, $3.23, and $2.75 at December 31, 1998, 1997, and 1996,
respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:


                    OPTIONS OUTSTANDING
---------------------------------------------------------------
                    Number           Weighted-        Weighted-
Range of          Outstanding        Average          Average
Exercise        at December 31,      Remaining        Exercise
Prices              1998           Contractual Life   Price
---------------------------------------------------------------
$  2.00 - $  8.89   1,162               6.2            $ 4.77
   9.63 -   15.56   1,023               8.4             12.38
  15.75 -   20.75     813               9.0             18.52
$ 21.25 - $ 31.00     537               9.2             26.79
                    -------------------------------------------
                    3,535               7.9            $13.48
                    ===========================================



                        OPTIONS EXERCISABLE
--------------------------------------------------------
                    Number              Weighted-Average
Range of            Exercisable at      Exercise
Exercise Prices     December 31, 1998   Price
--------------------------------------------------------
$  2.00 - $  8.89   684                 $ 3.74
   9.63 -   15.56   121                  11.34
  15.75 -   20.75    31                  18.48
$ 21.25 - $ 31.00    45                  24.44
--------------------------------------------------------
                    881                 $ 6.36
                    ====================================


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

Shares used in the basic per share calculation represent weighted-average shares outstanding in the applicable period. The additional 1,609, 1,881, and 1,507 shares used in the dilutive share calculation in 1998, 1997, and 1996, respectively, represent the dilutive effect of employee stock options. The impact of the Purchase Plan on 1998 diluted shares was not material.

COMMITMENTS
Approximate  aggregate future commitments  under  noncancelable
operating   leases,   primarily  for   equipment   and   office
facilities, are summarized as follows:


     AGGREGATED FUTURE COMMITMENTS
----------------------------------------
1999 ........................... $ 2,256
2000 ........................... $ 1,718
2001 ........................... $   937
2002 ........................... $   276
2003 ........................... $   246
Thereafter ..................... $   615


Rental  expense was $4,289, $4,586, and $4,932 in  1998,  1997, and 1996, respectively.

BUSINESS SEGMENT DATA

The Company's business is organized on a geographic basis, and the Company's Chief Operating Decision Maker (the Company's President and Chief Executive Officer) assesses performance and allocates resources on this basis. The information provided in the following section is representative of the information used by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance.

The  Company  has  three  reportable  segments:  North  America
(principally the United States), Far Eastern (principally Japan, but including Singapore beginning in 1998) and European (principally the United Kingdom, France, Germany, and Italy). Each of these segments derives revenue from the sale of the full array of the Company's product lines, although the Far Eastern segment has a higher concentration of sales from certain mixed signal products.

The Company's Chief Operating Decision Maker evaluates performance and allocates resources based on pretax income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Sales between business segments are based on negotiated prices. The North American business segment includes corporate activity that benefits the Company as a whole. Net sales are attributed to segments based on location of the customer.


Years Ended December 31,               1998      1997      1996
---------------------------------------------------------------
NET REVENUE:

 NORTH AMERICAN OPERATIONS:
  Unaffiliated customers          $ 90,709  $ 86,959  $ 75,757
  Foreign unaffiliated customers    39,005    27,325     5,376
  Consolidated subsidiaries         69,172    76,486    83,044
                                  ----------------------------
                                   198,886   190,770   164,177
 EUROPEAN OPERATIONS:
  Unaffiliated customers            36,829    42,455    55,679
  Consolidated subsidiaries          5,821     7,143    12,165
                                  -----------------------------
                                    42,650    49,598    67,844
 FAR EASTERN OPERATIONS:
  Unaffiliated customers            91,551    95,363    83,185
  Consolidated subsidiaries         16,435     5,545     3,632
                                  ----------------------------
                                   107,986   100,908    86,817
Eliminations                       (91,428)  (89,174)  (98,841)
                                  ----------------------------
                                  $258,094  $252,102  $219,997
                                  ============================

INCOME (LOSS) BEFORE INCOME TAXES:
 North American Operations        $ 46,587  $ 39,282  $ 45,920
 European Operations                 1,899       796     1,074
 Far Eastern Operations             12,076    12,865     2,271
 Eliminations - primarily
  United States                    (12,107)   (6,283)   (9,421)
                                  ----------------------------
                                  $ 48,455  $ 46,660  $ 39,844
                                  ============================
IDENTIFIABLE ASSETS:
 North American Operations        $293,887  $258,263  $226,444
 European Operations                23,034    25,592    25,075
 Far Eastern Operations             52,329    42,007    32,541
 Eliminations                      (30,559)  (26,474)  (22,472)
                                  ----------------------------
                                  $338,691  $299,388  $261,588
                                  ============================
EXPENDITURES FOR LONG-LIVED ASSETS:
 North American Operations        $ 24,561  $ 24,644  $ 30,999
 European Operations                 1,141       751       755
 Far Eastern Operations              2,075       242       165
 Eliminations                       (1,303)
                                  -----------------------------
                                  $ 26,474  $ 25,637  $ 31,919
                                  =============================
DEPRECIATION AND AMORTIZATION EXPENSE:
 North American Operations        $ 15,019  $ 12,158  $ 11,184
 European Operations                   736       471       611
 Far Eastern Operations              1,173     1,225     1,512
 Eliminations                                    (20)      (35)
                                   ----------------------------
                                  $ 16,928  $ 13,834  $ 13,272
                                   ============================



BUSINESS SEGMENT DATA (continued)
The Company has two primary classes of products: analog integrated circuits and mixed signal integrated circuits. The following table shows the approximate product line revenues as a percentage of total Company revenues:

PRODUCT CLASS:


                              1998         1997        1996
                              -----------------------------
Analog Products               45.2%        46.2%       47.3%
Mixed Signal Products         50.5%        49.0%       45.4%
Other                          4.3%         4.8%        7.3%



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

The Company has a noncontributory defined benefit pension plan which covers all eligible U.S. employees and generally provides benefits to retired employees based on their length of service, age, and a percentage of qualifying compensation during the final years of employment. On January 1, 1998 the Company adopted a cash balance feature within the defined benefit plan. Employees hired after January 1, 1998 will receive a benefit from the cash balance account, while employees hired prior to January 1, 1998 will receive a benefit from the cash balance account or pension formula, whichever is greater. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company's policy is to contribute amounts sufficient to at least meet the Employee Retirement Income Security Act's minimum funding requirements.

A summary of the components of net periodic pension expense follows:


                              1998                 1997
                         -----------------   -----------------
Years Ended December 31, U.S.      Foreign   U.S.      Foreign
                         Plans      Plans    Plans      Plans
--------------------------------------------------------------
Defined benefit pension plans:
Service cost             $  573    $  288    $  487    $   340
Interest cost               789       158       736        140
Expected return on
 plan assets             (1,145)      (42)   (1,035)       (49)
Net amortization            216        (4)      216        (11)
Recognized net actuarial
 loss (gain)                (11)       21       (24)        39
Other
                         -------------------------------------
Net periodic pension
 expense of defined
 benefit plans              422       421       380        459
Defined contribution plan -
 Matching FIT               963                 776
                         -------------------------------------
Total employee           $ 1,385   $  421    $1,156    $   459
benefit expense          =====================================



Summary of the Components of Net Periodic Pension Expense (continued):

                                                  1996
                                             -----------------
                                             U.S.      Foreign
Year Ended December 31,                      Plans      Plans
--------------------------------------------------------------
Defined benefit pension plans:
Service cost                                 $ 478     $   351
Interest cost                                  665         155
Expected return on plan assets              (1,505)        (41)
Net amortization                               770         (11)
Recognized net actuarial loss (gain)                        35
Other                                                       (5)
                                             -----------------
Net periodic pension expense
 of defined benefit plans                      408         484
Defined contribution plan - Matching FIT       747
                                             -----------------
Total employee benefit expense             $ 1,155     $   484
                                             =================

Assumptions used in computing pension expense for the defined benefit plans were as follows:


                         1998                 1997
                    -----------------    ----------------
Years Ended         U.S.      Foreign     U.S.    Foreign
December 31,        Plans      Plans      Plans    Plans
-----------------------------------------------------------
Weighted-average
 discount rate      7.25%     1.2%-7.0%   7.25%   3.1%-7.0%
Rates of increase
 in compensation
 levels              4.0%     2.4%-3.0%    4.0%   3.0%
Expected long-term
 rate of return on
 assets              9.5%     2.1%-7.0%    9.5%   3.0%-7.0%


Assumptions used in computing pension expense for the defined benefit plans (continued):


                                               1996
                                        ------------------
                                        U.S.       Foreign
Years Ended December 31,                Plans       Plans
--------------------------------------------------------------
Weighted-average discount rate          7.75%     2.5%-7.0%
Rates of increase in compensation
 levels                                 4.5%      3.0%
Expected long-term rate of return
 on assets                              9.5%      3.7%-7.0%



EMPLOYEE BENEFIT PLANS (continued)

The   following  are  progression  of  the  projected   benefit
obligations and fair values of plan assets:


                               1998                 1997
                         -----------------   -----------------
                         U.S.      Foreign   U.S.      Foreign
Year Ended December 31,  Plans     Plans     Plans     Plans
--------------------------------------------------------------
Change in benefits obligation:
Benefit obligation,
 beginning of year       $ 11,054  $ 3,200   $ 9,439   $ 3,376
Service cost                  573      288       487       340
Interest cost                 789      158       736       140
Actuarial gains and
 losses                       461      687       717      (154)
Benefits paid                (412)    (131)     (325)      (76)
Foreign exchange rate
 changes                               503                (426)
                         -------------------------------------
Benefit obligation,
end of year              $ 12,465  $ 4,705   $11,054   $ 3,200
                         =====================================
Change in plan assets:
Fair value of plan assets,
 beginning of year       $ 13,772  $ 1,526   $12,049   $ 1,474
Actual return on plan
 assets                     1,484        3     2,048        44
Contributions from
 the Company                           265                 296
Benefits paid                (412)    (131)     (325)      (76)
Other                                  (19)                (35)
Foreign exchange rate
 changes                               265                (177)
                         -------------------------------------
Fair value of plan
 assets, end of year     $ 14,844  $ 1,909   $ 13,772  $ 1,526
                         =====================================


Progression of the Projected Benefit Obligations and Fair Values of Plan Assets (continued):


                                                   1996
                                             -----------------
                                             U.S.      Foreign
Year Ended December 31,                      Plans      Plans
--------------------------------------------------------------
Change in benefits obligation:
Benefit obligation, beginning of year        $ 9,208   $ 3,004
Service cost                                     478       351
Interest cost                                    665       155
Actuarial gains and losses                      (580)      (26)
Benefits paid                                   (332)      (60)
Foreign exchange rate changes                              (48)
                                             -----------------
Benefit obligation, end of year              $ 9,439   $ 3,376
                                             =================
Change in plan assets:
Fair value of plan assets, beginning
 of year                                     $ 9,826   $ 1,486
Actual return on plan assets                   1,505        14
Contributions from the Company                 1,050        54
Benefits paid                                   (332)      (60)
Other                                                       (6)
Foreign exchange rate changes                              (14)
                                             -----------------
Fair value of plan assets, end of year       $12,049   $ 1,474
                                             =================


The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans:


                               1998                1997
                         -----------------   -----------------
                         U.S.      Foreign   U.S.      Foreign
December 31,             Plans     Plans     Plans     Plans
--------------------------------------------------------------
Funded status            $ 2,379   $ (2,796) $ 2,718   $(1,674)
Unrecognized net loss
 (gain)                   (2,773)     1,009   (2,906)      148
Unrecognized prior
 service cost                685                 878
Unrecognized net
 transition obligation                  (53)               (22)
                         --------------------------------------
Net pension asset
 (liability)             $   291   $ (1,840) $   690   $(1,548)
                         ======================================



Funded Status and Amounts Recognized in the Consolidated Balance
Sheets for the Company's Defined Benefit Pension Plans (continued):


                                             1996
                                        -----------------
                                        U.S.       Foreign
December 31,                            Plans      Plans
----------------------------------------------------------
Funded status                           $ 2,610   $ (1,902)
Unrecognized net loss (gain)             (2,634)       330
Unrecognized prior service cost           1,094
Unrecognized net transition obligation                 171
                                        ------------------
Net pension asset (liability)           $ 1,070   $ (1,401)
                                        ==================


U.S. plan assets consist of investments in equities, bonds, and cash equivalents. Foreign plans' assets consist of securities, real estate, loans, and cash equivalents.


REPORT OF INDEPENDENT AUDITORS

Board of Directors
Burr-Brown Corporation

We have audited the accompanying consolidated balance sheets of Burr-Brown Corporation and Subsidiaries as of December 31,1998, 1997, and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burr-Brown Corporation and Subsidiaries at December 31, 1998, 1997, and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Tucson, Arizona
January 19, 1999

                                   /s/ Ernst & Young LLP

SUMMARIZED QUARTERLY DATA (Unaudited)
In thousands, except per share amounts

The following is a summary of quarterly financial data for 1998, 1997, and 1996:



                                   Quarter Ended 1998
                         -------------------------------------
                         April 4   July 4    Oct. 3    Dec. 31
--------------------------------------------------------------
Net revenue              $68,685   $66,518   $61,164   $61,727
Gross margin              35,598    34,521    31,503    31,026
Net income                10,166     9,434     7,520     8,737
Basic earnings per share     .28       .26       .20       .24
Diluted earnings per share   .27       .25       .20       .23


                                   Quarter Ended 1997
                         -------------------------------------
                         March 29  June 28   Sept. 27  Dec. 31
--------------------------------------------------------------
Net revenue              $54,772   $62,505   $65,928   $68,897
Gross margin              27,372    31,268    33,259    35,128
Net income                 6,572     7,747     8,554     9,789
Basic earnings per share     .18       .22       .24       .27
Diluted earnings per share   .17       .20       .22       .26



                                   Quarter Ended 1996
                         -------------------------------------
                         March 30  June 29   Sept. 28  Dec. 31
--------------------------------------------------------------
Net revenue              $61,174   $58,181   $50,109   $50,533
Gross margin              30,677    29,754    25,092    25,246
Net income                11,598     6,607     5,700     5,779
Basic earnings per share     .32       .18       .16       .16
Diluted earnings per share   .30       .18       .15       .16


QUARTERLY MARKET AND DIVIDEND INFORMATION




                     1998 Close           1997 Close
                      Quotation            Quotation
                    High      Low         High      Low
---------------------------------------------------------
First Quarter       $28 1/2   $17       $15 1/4   $10 7/8
Second Quarter       31 5/8    19 1/4    22 1/16   13
Third Quarter        24 3/8    12        25 9/16   21 1/4
Fourth Quarter       24 15/16  13 3/8    25 3/16   16 3/4


The Company's common stock has been traded on the National Market System under the symbol BBRC since March 1984. As of December 31, 1998, there were 836 shareholders of record and approximately 6,100 benifical owners of Company stock, which include those listed in company records and stockholders who hold their shares in a broker's name.

The Company has never paid any cash dividends on its common stock. It is the present policy of the Board of Directors to retain earnings to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion, including but not limited to the section entitled "Business Outlook," contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth under "Factors Affecting Future Results" and elsewhere in this Annual Report.

1998 COMPARED TO 1997

The Company reported 1998 revenue of $258.1 million, which was 2.4% above 1997 revenue. Due to the difficult industry conditions which prevailed for most of 1998, quarterly revenues declined sequentially through the third quarter and remained relatively flat in the fourth quarter. Revenue in the U.S. and Europe increased from the prior year, while revenue from Asia declined. Sales into the Southeast Asian (SEA) region, excluding Japan, decreased marginally reflecting the current economic climate in the region. A weakening Yen caused revenue from Japan to decline. In 1998, revenue from the newer communication, high performance consumer, and computing markets accounted for 53% of the Company's total revenue; for the first time exceeding revenue from the industrial market. Revenue from both the communications and digital audio and video markets increased from last year both in absolute dollars and as a proportion of total Company revenue. As compared to 1997, communications market revenue grew by more than 25%. The industrial market, in which the Company maintains a strong position, accounted for 47% of total revenue. It is the Company's strategic intent to expand its participation in these traditional markets while increasing its penetration of the higher volume and faster growing communications, consumer, and computer markets.

Gross Margin improved to 51.4% compared to 50.4% in 1997. This improvement reflected a higher level of internal factory utilization and increased operating leverage resulting from higher production levels. Mix continues to shift toward higher volume products with lower average selling prices without having an adverse effect on aggregate gross margin. This is consistent with the Company's strategy to offer high performance analog and mixed signal integrated circuits for high volume, fast growing, emerging applications. Consistent with past experience, like-product, like-volume pricing remained stable. Favorable foundry wafer pricing allowed the Company to participate in higher volume applications without a negative impact on gross margin. The Company believes it can significantly expand internal wafer fabrication capacity with relatively modest capital investments in certain bottleneck equipment. The Company believes it has sufficient commitments for external wafer foundry capacity to meet its near-term requirements. Assembly and test capacity will be expanded throughout 1999 to the extent required by volume increases.

Operating expenses for the year increased to $88.0 million from $83.5 million in 1997. Overall operating expenses increased as a percentage of revenue to 34.1% from 33.1%. Spending in the Sales, Marketing, General and Administrative expenses (SMG&A) decreased to 18.6% of revenue from 19.6%. This reflects the Company's continuing efforts to drive toward a lower model level for SMG&A expenses. Spending for Research & Development (R&D) increased as a percentage of revenue to 15.5% from 13.5%. The Company believes that its continued commitment to R&D should result in significantly increased product revenue over the long run.

Investment in R&D expense increased by $5.9 million or 17.5% to $39.9 million. A record 87 new products were introduced during the year; the fourth consecutive year in which a new record was established. Nearly half of the Company's 1998 revenue was derived from new products introduced in the last 5 years. This is consistent with 1997, but up 20% over 1996 and nearly 70% higher than 1995. A prime focus of the Company's new product program is to offer highly integrated application specific standard products (ASSPs) that target large and fast-growing markets such as broad-band and wireless communications, digital audio and video, medical imaging and motor control. Much progress was made on the development of advanced manufacturing processes including the next generation analog wafer fabrication processes. R&D spending was 15.5% of revenue in 1998. The Company intends to maintain a similar level during 1999.

SMG&A expenses declined to $48.1 million or 18.6% of revenue from $49.5 million or 19.6% in 1997. This improvement was the result of consolidation of selling, logistics, and administration activity in Europe and Japan, expanded use of third party distribution in all regions and improvements in administrative efficiency. The Company's long term objective for SMG&A is 18% of revenue. In order to support this objective, the Company is continuing to consolidate all administrative, logistics, and inventory functions in three regional service centers worldwide. The adoption of a common worldwide information system is also expected to further reduce administrative costs. Worldwide implementation of this system was completed in 1998 when our Asian operations went on-line. The Company's plan anticipates an increase in the proportion of large order opportunities inherent in the strategy to bring high performance to high volume applications which, if successful should also reduce overall cost of selling. The increased use of third-party distribution channels has not only increased revenue, but has also reduced selling costs. Approximately half of the Company's 1998 revenues were derived from this channel, up from 46% in 1997 and 40% in 1996. The Company intends to continue cost restraints and, as a result, to maintain SMG&A expenses at approximately 17.0% for 1999.

During 1998, the Company was able to increase its investment in R&D by approximately $6 million while reducing SMG&A spending by $1.4 million. This reflects a continuing strategy to maintain a substantial level of R&D investment as the primary driver of future revenue growth while reducing SMG&A expenses to more competitive levels.

The Company reported 1998 operating income of $44.7 million or 17.3% of revenue, an increase from $43.6 million in 1997. As compared to 1997, the Company was able to improve operating income by 2.5% while devoting 17.5% more resources to R&D.

Other income and expense consists primarily of net interest income on invested cash and gains and losses on foreign currency transactions.

The 1998 tax rate was 26%, down from 30% in 1997. The decrease was due to an increased foreign sales corporation benefit, increased tax credits, a further shift to tax advantaged investments and favorable Arizona legislation. The 1998 tax rate was less than the U.S. federal statutory tax rate of 35% due mainly to the benefits from a foreign sales corporation, research and development credits, and tax exempt investment income. At December 31, 1998, based on previous taxable income and projections for future taxable income, management believes that with the exception of foreign loss and credit carryforwards, for which valuation allowances have been provided, it is more likely than not that the Company will earn sufficient taxable income in future years to realize the recorded deferred tax assets.

Net income for the year of $35.9 million was the highest in the Company's history. Net income was up $3.2 million or 9.8% over 1997. Net income represented 13.9% of revenue as compared to 13.0% in 1997. Diluted earnings per share (EPS)was $.94 for 1998, 9.3% higher than the $.86 of 1997.

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

At 50.4% of revenue, gross margin for the year was even with 1996. Gross margin improved to 51% of revenue during the fourth quarter of 1997, reflecting a higher level of internal factory utilization and increased operating leverage from higher total sales. Mix continues to shift toward higher volume products with lower average selling prices without having an adverse effect on aggregate gross margin. Fourth quarter unit sales volume increased by 23% sequentially and by 75% over the fourth quarter of 1996. Consistent with past experience, like product pricing remained stable. Reliance upon externally sourced wafers inhibited further gross margin expansion.

Operating expenses for the year increased to $83.5 million from $80.7 million in 1996 but declined as a percentage of revenue to 33.1% from 36.7%. The reduction in this ratio was realized exclusively in SMG&A.

Investment in R&D expense was increased by $5.5 million or 19% to $34 million. A record 79 new products were introduced during the year; the third consecutive year in which a new record was established. Nearly half of the Company's 1997 revenue was derived from new products introduced in the last 5 years, up 20% over 1996 and nearly 70% higher than 1995.

SMG&A expenses declined to $49.5 million or 19.6% of revenue from $52.2 million or 23.7% in 1996. SMG&A expense declined to 17.6% of revenue during the fourth quarter of 1997. These improvements were the result of consolidation of selling, logistics, and administration activity in Europe, expanded use of third party distribution in all regions and improvements in administrative efficiency.

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

The 1997 tax rate was 30% up from 25.5% in 1996 due to a reduction in tax benefit carryforwards and increased profitability.

Net income for the year of $32.7 million was up $3 million or 10% over 1996. When excluding a $5.3 million gain realized in 1996 from the sale of a subsidiary, net income increased by 34.2% on a consolidated revenue gain of 14.6%. Diluted earnings per share (EPS) was $.86 for 1997, 8.9% higher than the $.79 of 1996. When excluding the $5.3 million or $.14 per diluted share gain realized from the sale of a subsidiary, 1997 EPS increased by 32.3%.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes that its financial position as of December 31, 1998 remains very sound. Despite over $26 million in capital spending, cash, equivalents, and investments were $120.3 million at year end, an increase of $21.2 million or 21.4% during the year.

Inventories increased by $7.8 million or 17.4% during the year to $52.3 million at December 31, 1998. The increase in inventory levels from 1997 reflected the Company's desire to run its factories at a higher level than revenue in order to replenish inventories, especially die bank inventory, depleted during the capacity constraint difficulties earlier in the year.

The Company's expectation for 1999 is for inventory to remain relatively flat in absolute terms and, if it is successful in achieving sales growth, to further decline as a percent of revenue. Currently, annual inventory turns are nearing 2.6 down from 2.7 at this time last year. The Company's 1999 objective is to improve this to over 3, although its ability to achieve this objective is subject to several factors not entirely within the Company's control.

During the year, net accounts receivable decreased by 1.8%. Days sales outstanding (DSO) increased to 79 days at December 31, 1998 from 77 days at the end of the prior year. The increase in DSO reflected a higher level of sales in the fourth quarter in Japan and non-linearity in monthly shipments. This is planned to improve in 1999 due to increased use of distribution, improved shipment linearity, and more aggressive collection activity.

Capital expenditures totaled $26.5 million for 1998, $0.8 million or 3.3% higher than 1997. Modernization and standardization of manufacturing equipment, backend capacity expansion due to increased unit volume, next generation technology development, and development of information systems were the primary uses of capital spending. The Company plans to have 1999 capital expenditures within the range of $20 million to $25 million, consisting in large part of capacity expansion measures and improvements in product design automation.

At 1998 year end, total debt was $21.4 million of which $4.2 million was term debt. This represented a $9.3 million increase in total debt over 1997. Most of this debt was held internationally and represented an interest rate arbitrage situation in Japan. In addition to term debt, credit facilities of approximately $41.3 million, including overdraft credit facilities with both domestic and international banks, were available to the Company, of which approximately $17.3 million or 41.9% was utilized. The current ratio improved to 3.44 in 1998 from 2.95 in 1997. The debt to equity ratio declined year over year from .05 to .08. 170,000 shares of the Company's common stock were repurchased in the fourth quarter at a cost of approximately $3.5 million. In October of 1998, the Company's board of directors approved the repurchase of up to 3 million shares of Burr-Brown's common stock, from time to time, pursuant to repurchase guidelines established by the Board. Stockholders' equity increased by $38.6 million or 16.4% during 1998.

The   Company's  balance  sheet  continues  to  be  strong  and
management believes that it possesses more than sufficient capital resources to meet the anticipated requirements of the next twelve months.

International markets constitute a majority of the Company's revenue. The resulting transactions have exchange rate fluctuation risk associated with them. The Company acts to minimize the impact of foreign currency exchange rate transactions through natural hedges afforded by its significant foreign operations and through the use of financial hedges in the form of forward contracts and option contracts. Exchange rate fluctuations can also affect the Company's reported revenue as the international subsidiaries' sales are primarily denominated in foreign currencies but reported in the consolidated financial statements in U.S. dollars using weighted-average exchange rates. (See also "Business Outlook-Market Risk")

The impact of inflation on the Company's financial position and results of operations has not been significant during the three year period ended December 31, 1998.

YEAR 2000 ISSUE

YEAR 2000 INITIATIVE: The Year 2000 issue concerns potential malfunctions resulting from computer programs using two-digit year codes in dates instead of four-digit codes. This may result in hardware and software not functioning properly before or following January 1, 2000, which may lead to minor or significant problems associated with manufacturing, distribution and other business operations. Burr-Brown's Year 2000 initiative is being addressed by a multi-disciplinary committee led by senior information system technology managers. The committee is evaluating Year 2000 issues in the following five key categories:

a. Company products;
b. Business application systems;
c. Information technology ("IT") infrastructure;
d. Non-IT infrastructure (factory and facilities equipment and infrastructure); and
e. Third party suppliers and customers.

The committee is addressing each of these categories in three phases:

1. Inventory (identify items with possible Year 2000 risk);
2. Assessment (prioritize the inventory, assess Year 2000 compliance, plan corrective action and identify initial contingency plans); and
3. Remediation (implement corrective action, test and verify compliance, execute contingency plans if not compliant).

STATE OF READINESS: The Company has determined that its semiconductor products should not produce errors processing data as a result of Year 2000 failures, provided that all other products (e.g., other software, hardware and electronic components) used with the Burr-Brown semiconductor products properly exchange accurate data. The Company's products are used in a wide variety of applications in conjunction with other electronic components and software from many different vendors; to verify proper Year 2000 operation of a complete system, customers will need to verify proper operation of each individual component as well as the system as a whole in the specific application environment.

The committee has completed an inventory of all domestic business application systems and IT infrastructure (including software, hardware and communications infrastructure, systems developed in-house, purchased software and hardware and services provided by third parties). The Company began a worldwide replacement of its primary business systems in 1994 to provide additional significant information system functionality as well as Year 2000 readiness. This replacement is nearly complete and is intended to be completed enterprise-wide by mid-1999. However, if this replacement is not completed on a timely basis, Year 2000 related failures could adversely impact the Company. These primary business application systems and IT infrastructure have been licensed or purchased from major software and IT vendors who represent that such systems and equipment are Year 2000 compliant. In addition to those representations, the Company is internally assessing these systems to ensure Year 2000 compliance in the Company's application environment. The committee has identified certain non-critical, legacy systems and applications that are not or may not be compliant. Specific compliance plans are being developed for these and all other items on the inventory. These plans include retirement, replacement, renovation, integration and testing.

The committee has completed its inventory of Non-IT infrastructure and is currently in the assessment phase for several critical systems. Non-IT infrastructure includes physical fabrication and test facilities and equipment for production. Burr-Brown's manufacturing processes are very automated. The inventory and assessment has identified assembly and test equipment that contains embedded proprietary software or is integrated into PC software databases that will need renovation or replacement. If not remedied, it is possible that some of this infrastructure could cease to function. However, the Company believes most of this infrastructure would continue to function, but may report inaccurate data that could result in production inefficiencies. Remediation plans are being implemented with the assistance of the vendors of such equipment and software.

The Company is formally communicating with significant past and present suppliers, customers and subcontractors to determine the extent to which they are vulnerable to Year 2000 issues. To date, the Company has communicated with approximately 350 such parties, and will continue to communicate with key suppliers that are not yet compliant in an effort to eliminate or minimize any impact their non-compliance may have on the Company's operations. Continuing feedback indicates that most of the Company's suppliers do not expect their business operations to be interrupted or adversely impacted by Year 2000 problems. In the event that any significant customers and suppliers do not successfully and timely achieve Year 2000 compliance, it is possible that the Company's operations could be adversely affected.

Burr-Brown anticipates completing its remediation and contingency plans by the end of the third quarter of 1999, and intends to complete Year 2000 compliance solutions for any critical systems that might be earlier impacted by Year 2000 issues (e.g., order entry systems) prior to any anticipated significant impact from Year 2000 date issues. Of course, completion of the project is contingent upon the timeliness and accuracy of software upgrades and equipment from vendors, the adequacy and accuracy of our internal and external resources used in assessing, remediating and testing our internal systems for compliance, the timely cooperation of our suppliers, subcontractors and customers, and other potential factors. Furthermore, there can be no assurances that implementation of the Company's Year 2000 initiatives will fully mitigate potential failures or problems.

COST OF COMPLIANCE: Since 1994, the Company has expended approximately $15 million on information system replacement. The committee currently anticipates spending between $1.0 - $2.0 million to achieve Year 2000 compliance for presently identified IT and Non-IT infrastructure that will require remediation. The committee has and will continue to use, as required, external consultants to assess and mitigate Year 2000 problems. To the extent the Company is required to use outside consultants more than presently anticipated, the Company's costs to address Year 2000 issues will increase. These cost estimates may change as more information becomes known. All Year 2000 costs have been and will continue to be funded from operations.

CRITICAL RISKS: Although the Company intends that its Year 2000 initiative will avoid any material adverse effect on its operations or financial condition, it recognizes that the occurrence of worst case Year 2000 scenarios could significantly impede its ability to manufacture, distribute and sell its products for an indefinite period of time. The Company is dependent on basic public and private infrastructure for its normal operations. In the event utilities, distribution channels, banking systems or other fundamental services are unavailable as a result of Year 2000 failures, this would have a severe impact on continuing business operations. Any long-term interruption would have a material adverse impact on the Company. In addition, the Company does not have readily available alternative sources of supply for certain materials and services (e.g., specific wafer production processes). The Company would not be able to replace these critical suppliers without significant delay and cost.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1998, the AICPA issued SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED FOR OR OBTAINED FOR INTERNAL USE. The Company adoped the SOP on January 1, 1999. The SOP requires capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. As the Company already has a policy of capitalizing internal use software, the Company does not believe that the adoption of this SOP will have a material effect on the Company's consolidated results of operations or financial position.

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

MARKETS: The Company intends to continue to emphasize the industrial and process control and test and instrumentation markets in which it holds a leadership position in order to protect and enhance market penetration. The Company expects to hold a steady market position in the digital audio market. In addition, it will endeavor to improve its market position in the relatively larger and faster growth communications and computing markets.

PRODUCTS: The Company possesses very strong core competencies in the development, manufacture, and marketing of high performance analog and mixed signal integrated circuits. It also maintains a strong presence in digital audio applications. Increasingly, it has been expanding its product offerings to selected aspects of the communications market, including wireless and broadband applications. The Company believes that, by using these capabilities to address the requirements of its target markets, it can sustain substantial growth over the next five years. To capitalize on rapid growth opportunities, the Company is seeking to increase its number of product offerings and reduce the time required to bring new products to market.
The Company is also seeking to design products for a wide customer base. Product offerings will include both standard linear products which will serve a wide range of market applications and, on a selective basis, products which target specific needs of very high growth market segments.

GROSS MARGIN: The Company's plans call for a continually expanding gross margin over the next five years. Product pricing is expected to remain stable and continue to reflect the high value-added content of these products. Accordingly, the Company's ability to increase revenues will depend in part upon its ability to increase unit sales volumes of existing products and to introduce and sell new products. Increased volume and improved manufacturing efficiency are expected to continue to reduce product costs. Some products targeting very high volume, rapid growth applications will be characterized by relatively lower gross margins but should require lower levels of operating costs compared to products serving more traditional markets.

OPERATING EXPENSES: In order to support acceleration of new product development, the Company will continue to increase its R&D expenditures. The Company intends to constrain SMG&A expenses to a rate substantially lower than that of revenue growth. The goal is continual expansion of operating margins with sales growth while allowing for increased research and development investment as the primary engine of that growth.

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

MARKET RISKS: The Company is exposed to certain financial market risks, principally changes in interest rates and foreign currency exchange rates.

INTEREST RATE RISKS: As the Company is virtually debt-free, the Company's interest rate risk at December 31, 1998 relates primarily to its cash equivalents, short-term and long-term investments.

The following summarizes the future maturities of the Company's cash equivalents, short-term and long-term investments at December 31, 1998:


                              Fair Value     Weighted Yield
-----------------------------------------------------------
Maturities in 1999            $ 58,658            4.09%
Maturities in 2000              44,209            4.35%
                              -----------------------------
Total                         $102,867            4.17%
                              =============================



FOREIGN CURRENCY RISKS: International markets account for a majority of the Company's revenue. The resulting transactions have exchange rate fluctuation risk associated with them. The company acts to minimize the impact of foreign currency exchange rate transactions through natural hedges afforded by its significant foreign operations and through the use of financial hedges in the form of forward contracts and option contracts. These contracts have historically been in three currencies, Japanese Yen, British Pounds and German Marks, although such contracts have been exclusively in Japanese Yen in 1997 and 1998. The following summarizes the foreign currency forward contracts, which settle in 1999, in effect at December 31, 1998:


                         Notional       Average
                         Amount         Rate      Fair Value
------------------------------------------------------------
Japanese Yen Forward
 Contracts               $8,753,000     114.39    ($244,000)


FACTORS AFFECTING FUTURE RESULTS: The Company's quarterly and annual operating results are affected by a variety of factors that could materially and adversely affect revenue, net income, gross profit and profitability, including the volume and timing of orders, changes in product mix, market acceptance of the Company's and its customers' products, competitive pricing pressures, fluctuations in foreign currency exchange rates, economic conditions in the United States and international markets, the timing of new product introductions, availability of wafers and other materials and services, fluctuations in manufacturing yields and the continued service of key management, employees and providers. The Company has experienced significant fluctuations in operating results in the past and may likely experience such fluctuations in the future. The semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As noted above, the industry is currently experiencing a downturn and the Company is unable to predict the likely extent or duration of this downturn. Historically, average selling prices in the semiconductor industry have decreased over the life of particular products. If the Company is unable to introduce new products with higher average selling prices or is unable to reduce manufacturing costs to offset decreases in the prices of its existing products, the Company's operating results will be adversely affected. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls.

The fabrication of integrated circuits is a highly complex and precise process. Manufacturing yields can be impacted by a variety of factors, many of which are outside the Company's control. A large portion of the Company's manufacturing costs are relatively fixed and consequently the number of shippable die per wafer for a given product is critical to the Company's results of operations. To the extent the Company does not achieve acceptable manufacturing yields or experiences product shipment delays, its financial condition, cash flows, and results of operations would be materially and adversely affected. To meet anticipated future demand and to utilize a broader range of fabrication processes, the Company intends to increase its manufacturing capacity at some future point. Although the Company has internal capability to produce wafers for many of its products, it is dependent on outside wafer fabs for a significant portion of its wafer supply. As is typical in the semiconductor industry, from time to time the Company has experienced disruptions in the supply of processed wafers from external fabs due to quality and yield problems and capacity constraints. If these outside wafer foundries are not able to produce required supplies of processed wafers conforming to the Company's quality standards, the Company's business and relationships with its customers for the quantities of products produced by these foundries could be adversely affected. In addition, the Company relies on domestic and international subcontractors to perform assembly, packaging and testing services. Disruption of these services could adversely affect the Company's operations.

The Company desires to continue to expand its operations outside of the United States and to enter additional international markets, which will require significant management attention and financial resources and subject the Company further to the risks of operating internationally. These risks include unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, and other barriers and restrictions and the burdens of complying with a variety of foreign laws. In addition, because most of the Company's international sales are denominated in foreign currencies, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's operating results. A substantial portion of the Company's revenue is attributable to sales in Japan and Southeast Asia. The recent economic instability in Japan and Southeast Asia has had a negative impact on the Company's sales during 1998 and there can be no assurance that this condition will not continue. This situation could have a material adverse effect on the Company's business, financial condition, cash flows or operating results, particularly to the extent that this instability materially impacts the sales of products manufactured by the Company's customers.

The Company has in the past been, and may in the future be, subject to or initiate intellectual property litigation in the United States or elsewhere, which can demand significant financial and management resources. From time to time, third parties assert that the Company is infringing intellectual property rights of such parties. There can be no assurance that infringement claims by third parties will not be asserted against the Company in the future or that such assertions, if proven to be true, will not materially adversely effect the Company's business, financial condition, cash flows or operating results. Any litigation relating to the intellectual property rights, whether or not determined in the Company's favor or settled by the Company, would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition, cash flows or operating results.

The Company's success depends upon its ability to develop new products for existing and new markets, to introduce such products in a timely manner and to have such products gain market acceptance. The development of new products is highly complex, and from time to time the Company has experienced delays in developing and introducing new products. Successful product development and introduction depends on a number of factors, including proper new product definition, timely completion of design and testing of new products, achievement of acceptable manufacturing yields and market acceptance of the Company's and its customers' products. Moreover, successful product design and development is dependent on the Company's ability to attract, retain and motivate qualified analog design engineers, of which there is a limited number. There can be no assurance that the Company will be able to meet these challenges or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change, product obsolescence and heightened international competition in many markets. Many of the Company's competitors have substantially greater financial, technical, marketing, distribution, and other resources, broader product lines and longer standing relationships with customers than the Company. In the event of a downturn in the market for analog circuits, companies that have broader product lines and longer standing customer relationships may be in a stronger competitive position than the Company. Competitors with greater financial resources or broader product lines also may have more resources than the Company to engage in sustained price reductions in the Company's primary markets to gain market share.

FIVE YEAR FINANCIAL SUMMARY
Burr-Brown Corporation and Subsidiaries- In thousands, except per share and employee amounts


               1998      1997      1996      1995      1994
---------------------------------------------------------------
Net revenue    $258,094  $252,102  $219,997  $269,162  $194,196
Revenue by
geographic area:
 Foreign            65%       66%       66%       64%       62%
 Domestic           35%       34%       34%       36%       38%
Inc. (dec.) in
 revenue over
 prior years         2%       15%      (18%)      39%       15%
Gross margin %
 of revenue          51%      50%       50%       49%       45%
Operating expenses
 % of revenue        34%      33%       37%       34%       40%
Operating income
 % of revenue        17%      17%       14%       15%        5%
Interest expense
 % of revenue         0%       0%        0%        0%        1%
Other income
 % of revenue         2%       1%        5%        0%        0%
Net income      $ 35,857 $ 32,662  $ 29,684  $ 29,212   $ 6,465
Basic per
 share amount   $    .98 $    .91  $    .82  $    .87   $   .20
Diluted per
 share amount   $    .94 $    .86  $    .79  $    .83   $   .20
                -----------------------------------------------
Income tax rate      26%      30%       25%       27%       22%
                -----------------------------------------------
Return on revenue    14%      13%       13%       11%        3%
Return on average
 assets              11%      12%       12%       15%        5%
Return on average
 capital employed    13%      14%       14%       19%        6%
Return on equity     13%      14%       15%       16%        7%
                -----------------------------------------------
Total capital
employed        $299,132 $251,375  $220,260  $202,349  $110,055
 % of revenue       116%     100%      100%       75%       57%
                -----------------------------------------------
Total equity    $273,513 $234,916  $199,406  $179,145  $ 87,622
 % of revenue       106%      93%       91%       67%       45%
Basic per
 share amount   $   7.46 $   6.52  $   5.54  $   5.35  $   2.72
Diluted per
 share amount   $   7.15 $   6.19  $   5.31  $   5.07  $   2.69
                -----------------------------------------------
Long-term debt,
 less current
 portion        $  2,921 $  1,482  $  1,830  $  1,808  $  1,839
Total debt      $ 21,445 $ 12,145  $ 17,450  $ 20,862  $ 19,900
 % of revenue         8%       5%        8%        8%       10%
Debt-to-equity
 ratio              0.08     0.05      0.09      0.12      0.23
                -----------------------------------------------
Total assets    $338,691 $299,388  $261,588  $252,249  $143,008
 % of revenue       131%     119%      119%       94%       73%
                -----------------------------------------------
Working capital $141,372 $114,017  $ 97,914  $129,908  $ 45,623
 % of revenue        55%      45%       45%       48%       23%
                -----------------------------------------------
Current ratio       3.44     2.95      2.76      2.96      1.98
Capital
 expenditures   $ 26,474 $ 25,637  $ 31,919  $ 17,574  $ 12,055
Depreciation and
 amortization   $ 16,928 $ 13,834  $ 13,272  $ 12,712  $ 10,615
                -----------------------------------------------
Land, building,
 equipment, net $ 92,164 $ 79,466  $ 67,530  $ 51,424  $ 45,896
  % of revenue       36%      32%       31%       19%       24%
                -----------------------------------------------
Average number
 of employees
 during the year   1,334    1,306     1,540     1,926     1,825
Revenue per
 employee       $ 193.47 $ 193.03  $ 142.86  $ 139.75  $ 106.40
                -----------------------------------------------
Shares used to
compute EPS:
 Basic shares     36,670   36,054    36,003    33,500    32,212
 Diluted shares   38,279   37,935    37,510    35,315    32,620

